As filed with the Securities and Exchange Commission on June 30, 2006

Registration No. 333-134066

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

Form S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

HYCO INTERNATIONAL, INC.

(Exact name of registrant as specified in charter)

Delaware	3569	39-1927102
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

100 Galleria Parkway, Suite 1000

Atlanta, Georgia 30339

(770) 980-1935

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Ronald C. Whitaker

100 Galleria Parkway, Suite 1000

Atlanta, Georgia 30339

(770) 980-1935

(Name, address, including zip code, and telephone number, including area code, of agent for service of process)

With copies to:

Gregory P. Patti, Esq. O’Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000	Edward S. Best, Esq. Mayer, Brown, Rowe & Maw LLP 71 South Wacker Drive Chicago, Illinois 60606 (312) 782-0600

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	$100,000,000	$10,700

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Including shares of common stock which may be purchased by the underwriters to cover over-allotments, if any.
(3)	Previously paid by wire transfer on May 10, 2006.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold until the registration statement is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JUNE 30, 2006

                     Shares

HYCO INTERNATIONAL, INC.

Common Stock

This is Hyco International, Inc.’s initial public offering. We are selling              shares, and our stockholders are selling              shares. We will not receive any of the proceeds from the shares of common stock sold by the selling stockholders. A portion of the proceeds that we will receive from this offering will be paid to certain of our affiliates.

Prior to this offering, there has been no public market for our common stock. We estimate that the initial public offering price will be between $             and $             per share. We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “HYCO.”

See “ Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$
Proceeds, before expenses, to the selling stockholders	$	$

The underwriters may also purchase up to an additional              shares from the selling stockholders at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments of shares.

The underwriters expect to deliver the shares of common stock offered by this prospectus to purchasers on                     , 2006.

Joint Book-Running Managers

FRIEDMAN BILLINGS RAMSEY	BMO Capital Markets

The date of this prospectus is                     , 2006

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus or other date stated in this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date, and we have an obligation to provide updates to this prospectus only to the extent that the information contained in this prospectus becomes materially deficient or misleading after the date on the front cover.

As used in this prospectus, unless the context otherwise indicates, references to “Hyco,” “Hyco International,” “our company,” “we,” “our,” and “us” refer to Hyco International, Inc. and its consolidated subsidiaries, including, as a result of the reorganization transaction described below, Hyco Hidrover Oleodinámica Indústria e Comércio LTDA, a Brazilian limited company that we refer to as Hyco Hidrover LTDA, and its consolidated subsidiaries. References to the “Centre Entities” refer, collectively, to Centre Capital Investors II, L.P., a Delaware limited partnership, and the related entities described in footnote 3 under “Principal and Selling Stockholders.” Hyco International, Inc. is a Delaware corporation.

Unless otherwise indicated or the context otherwise requires, financial data in this prospectus reflects the combined consolidated business and operations of Hyco International, Inc., Hyco Hidrover LTDA and their respective wholly-owned subsidiaries. Except where otherwise indicated, “$” indicates U.S. dollars.

i

SUMMARY

This summary highlights information about Hyco International, Inc. and this offering contained elsewhere in this prospectus. You should read this entire prospectus carefully, including “Risk Factors” and the combined consolidated financial statements and related notes, before making an investment decision.

Overview

We are a designer and manufacturer of custom-designed hydraulic cylinders used in mobile equipment. With six manufacturing facilities located on three continents, we believe that we are the world’s largest independent manufacturer of mobile hydraulic cylinders. Our manufacturing facilities are strategically located to facilitate a collaborative design and engineering process with our original equipment manufacturer, or OEM, customers, and to deliver our products on a timely basis. Our cylinders are shipped directly and indirectly to countries in North and South America, Europe and Asia, as we leverage our broad manufacturing footprint and each location’s specialized capabilities to serve the global needs of our customers. In 2005, we generated net sales of $189.1 million, net income of $10.4 million and EBITDA of $14.9 million.

Our mobile hydraulic cylinders primarily consist of single-stage, or rod, cylinders and multi-stage, or telescopic, cylinders, and can be found on a wide variety of machines used for construction, material handling, waste handling, agricultural and other applications. Mobile hydraulic cylinders are fundamental components of hydraulic systems, which convert the hydrostatic pressure in a fluid into mechanical power used for mobile equipment applications, such as steering, suspension, lifting, tilting, compaction, extension and stabilizing. Hydraulic cylinders are essential to the overall performance of mobile equipment, with cylinder failure generally rendering a machine inoperable.

Hyco was formed in 1998 by Centre Partners, a New York-based private equity firm, to acquire manufacturing facilities from Dana Corporation. Since then, we have completed three additional acquisitions of hydraulic cylinder manufacturers located in Canada (1999), Germany (1999) and Brazil (2001). In addition, in 2000 we moved to a greenfield manufacturing facility in Kitchener, Canada and expanded our facility in Alabama.

In 2003, a new senior management team led by our current President and Chief Executive Officer, Ron Whitaker, instituted a number of operational initiatives designed to increase sales and profitability. Our success in implementing these various strategic initiatives contributed to substantial sales growth and margin expansion.

Competitive Strengths

We believe that the following factors contribute to our success in the mobile hydraulic cylinder industry:

•	Leading Market Position. We believe we are the world’s largest independent designer and manufacturer of mobile hydraulic cylinders, serving the global needs of our customers from our six manufacturing facilities located in the United States, Canada, Brazil and Germany.

•	Broad Manufacturing Footprint. Our ability to design, manufacture and deliver cylinders on three continents and our leading market share among independent manufacturers allows us to provide a high level of customer and market focus to our multinational customers, most of the largest of which purchase cylinders from multiple Hyco facilities.

•	High Value Added Products. We provide our customers with custom-designed, mission critical hydraulic cylinders, typically engineered and manufactured for a specific application on a particular piece of mobile equipment.

•	Significant Barriers to Entry. Our OEM customers’ rigorous qualification requirements, along with the custom-designed nature of our products, provide significant barriers to entry to potential competitors.

•	Broad Array of End Market Applications. We sell our cylinders to OEMs for use in a broad array of end market applications, primarily in mobile equipment that services the construction, material handling, waste handling and agricultural industries.

•	Long-term Customer Relationships. We have decades-long relationships with some of the largest multinational OEMs in the construction, material handling, waste handling and agricultural industries.

•	Experienced Management Team. We are led by a team of highly experienced senior executives, each of whom has at least 20 years of industrial manufacturing experience.

Operating and Growth Strategies

Our senior management team has developed the following operating and growth strategies to generate additional sales and increase profitability:

•	Increase Penetration of OEM Customers. We will continue to use our long-standing relationships with our major OEM customers and our manufacturing, engineering, purchasing and technical expertise to gain market share from our more geographically or technically limited independent competitors and our OEM customers’ “in-house” or “captive” manufacturing operations.

•	Expand into New Geographic Markets. We will expand our presence within selected geographic markets where we see opportunities for profitable growth.

•	Expand into New End Markets. We will continue to deploy operational resources toward those end markets where we see greatest opportunity.

•	Grow through Acquisitions. We will continue to seek opportunities to acquire independent manufacturers of custom-designed hydraulic cylinders and product lines as well as subsidiaries or divisions of other companies, including OEMs.

•	Further Penetrate Regional Distributors and Aftermarket Sales. While our traditional focus has been on selling directly to leading global mobile equipment OEMs, we intend to increase our sales through distributors, which service both original equipment and aftermarket customers.

•	Identify Opportunities for Operational Improvement. We expect to drive operational and financial enhancements through the ongoing implementation of improvement projects.

Pre-Offering Transactions

In May 2006, Hyco Hidrover LTDA, which operates our Brazilian business and which is 99.99% owned by the Centre Entities, our principal stockholders, declared dividends on its outstanding share capital in the amount of 1.179 million Brazilian reais and paid approximately $522,000 to the Centre Entities in June 2006. In addition, in July 2006, we expect to pay accrued dividends on our Series A preferred stock, all of which is owned by the Centre Entities, in the amount of $3.445 million. To facilitate the payment of this dividend, we expect to amend our North American credit facility (described below under “Use of Proceeds”) in July 2006 to provide for $3.5 million in new term loan borrowings. The amendment will extend the maturity of all borrowings under our North American credit facility until December 31, 2010. Such term loan borrowings will be repaid with a portion of the proceeds that we receive from this offering.

Prior to the completion of this offering, Hyco Hidrover LTDA will become an indirect, wholly-owned subsidiary of Hyco International, Inc., in return for which we will issue             shares of our common stock to an entity controlled by the Centre Entities. We refer to the transactions by which we will obtain ownership of Hyco Hidrover LTDA and the related issuance of common stock collectively as the reorganization transaction.

In addition, prior to the completion of the offering, we expect to amend the terms of the warrants to purchase shares of our common stock that are held by the Centre Entities to reduce the exercise price of such warrants. Following this amendment, the Centre Entities will effect a cashless exercise of all of their warrants immediately prior to the offering, resulting in the issuance of              shares of our common stock to the Centre Entities. We expect that the amendment will result in a charge to operations in the amount of $                    .

We refer to these transactions (including the reorganization transaction) collectively as the pre-offering transactions. The net outcome of the pre-offering transactions is to consolidate our Brazilian operations under the corporate entity that owns our European and North American operations so that following the offering, our organizational structure is aligned with how we manage our business and how we report our financial results. The payment of dividends on our Series A preferred stock and the reduction of the exercise price of the warrants held by the Centre Entities, together with the exercise of the warrants, are intended to simplify our capital structure prior to the completion of this offering.

Corporate Information

Hyco International, Inc. was incorporated in 1998 as a Delaware corporation. Our principal executive office is located at 100 Galleria Parkway, Suite 1000, Atlanta, Georgia 30339-5954 and our telephone number is (770) 980-1935.

The Offering

Common stock offered:
By us	shares
By the selling stockholders	shares

Total	shares

Common stock to be outstanding after this offering	shares(1)

Dividend policy	We do not anticipate that we will pay cash dividends in the foreseeable future.

Use of proceeds	We estimate that we will receive proceeds from our
offering of common stock, after deducting
underwriting discounts and expenses, of
approximately $             million, assuming the shares
are offered at $             per share, which is the
midpoint of the estimated offering price range set
forth on the cover page of this prospectus. We intend
to use:

•      $             million to repay, with accrued interest,
the new term loan borrowings under our North
American credit facility that we will use to fund
the dividends on our Series A preferred stock that
we expect to pay in July 2006 as part of the pre-
offering transactions;

• $ million to redeem all of our outstanding
Series A preferred stock;

•      $             million to repay indebtedness outstanding
under our revolving credit facilities; and

•      $             million to discharge capital lease
obligations.

All of our outstanding Series A Preferred Stock is
owned by the Centre Entities. Accordingly, of the
$             million of net proceeds that we expect to
receive in the offering, $             million will be paid
to our affiliates.

Any remaining net proceeds will be used for general
corporate purposes. In this prospectus, when we refer
to this offering, we mean the offering of shares by us
and the selling stockholders and the application of the
net proceeds of the sale of shares by us as described
under “Use of Proceeds.”

We will not receive any proceeds from the sale of our
common stock by the selling stockholders, including if
the underwriters exercise their over-allotment option to
purchase additional shares.

Transaction Bonuses to be Paid by the Selling Stockholders

Upon consummation of the offering the selling stockholders will pay a transaction bonus to our chief executive officer and fund a bonus pool that will be used to pay special transaction bonuses to certain of our officers and employees. See “Management—Transaction Bonuses.”

Risk factors	For a discussion of factors you should consider in making an investment, see “Risk Factors.”

Nasdaq National Market symbol	HYCO

(1)	We expect that our board of directors will adopt a new equity incentive plan that will make available for issuance to our management and employees equity based awards representing, in the aggregate, up to % of our then outstanding shares of common stock. These shares were excluded for the purposes of calculating the shares of our common stock to be outstanding after the completion of this offering.

Unless we indicate otherwise, all information in this prospectus:

•	assumes no exercise of the over-allotment option granted to the underwriters;

•	gives effect to a 1-for- reverse split of our common stock before the closing of this offering, which we refer to in this prospectus as the reverse stock split;

•	gives effect to the amendment of the warrants held by the Centre Entities to reduce the exercise price of those warrants, the subsequent cashless exercise of those warrants by the Centre Entities and the resulting issuance to the Centre Entities of shares of our common stock;

•	gives effect to the issuance of shares of our common stock to an entity controlled by the Centre Entities in connection with the reorganization transaction; and

•	is based upon 12,383,555 shares outstanding as of March 31, 2006.

Summary Historical Combined Consolidated Financial Data

The following table sets forth our summary historical combined consolidated financial data at the dates and for the periods indicated. The summary historical combined consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, have been derived from our audited combined consolidated financial statements included elsewhere in this prospectus. The selected combined consolidated statement of operations data for the three months ended March 31, 2005 and 2006 and the combined consolidated balance sheet data as of March 31, 2006 have been derived from our unaudited combined consolidated financial statements included elsewhere in this prospectus and were prepared on the same basis as our audited financial statements and, in the opinion of management, reflect adjustments of a normal and recurring nature and include those adjustments necessary for a fair presentation of the financial information set forth therein. The results of operations for the interim period are not necessarily indicative of the operating results for the entire year or any future period. The contribution of Hyco Hidrover LTDA to Hyco International, Inc. has been treated, for accounting purposes, as a combination of entities under common control because of the Centre Entities’ controlling interest in each of the companies. This historical combined consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical combined consolidated financial statements and related notes included elsewhere in this prospectus.

Basic and diluted net income (loss) per share and basic and diluted weighted average shares outstanding for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006, and the summary historical combined consolidated balance sheet data as of March 31, 2006, are presented:

•	on a historical basis;

•	on a pro forma basis, giving effect to the pre-offering transactions and the reverse stock split; and

•	on a pro forma as adjusted basis to give effect to (1) the pro forma adjustments described above, (2) this offering and (3) application of the net proceeds as described under “Use of Proceeds.”

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
	(dollars in thousands)
Combined Consolidated Statement of Operations Data:
Net sales	$133,759	$166,834	$189,058	$51,500	$48,517
Cost of goods sold	117,603	140,863	162,187	42,374	41,505

Gross profit	16,156	25,971	26,871	9,126	7,012
Selling, general, and administrative expenses(1)	13,088	13,149	14,573	3,544	3,978
Interest expense	2,116	2,371	1,646	523	444
Other expenses—net	1,496	317	1,465	402	70

Income (loss) from continuing operations before income taxes	(544)	10,134	9,187	4,657	2,520
Income tax (benefit) expense	906	2,057	(1,295)	777	735

Income (loss) from continuing operations	(1,450)	8,077	10,482	3,880	1,785
Loss from discontinued operations—net of tax	(2,095)	(371)	(103)	—	—

Net income (loss)	(3,545)	7,706	10,379	3,880	1,785
Other comprehensive income:
Foreign currency translation adjustment	3,940	2,569	325	(460)	1,130
Minimum pension liability adjustment	—	(51)	(98)	(25)	—

Comprehensive income	$395	$10,224	$10,606	$3,395	$2,915

(1)	Expenses include (i) non-recurring fees associated with transaction advisory services of approximately $0.7 million in 2005 and (ii) management fees paid in each year to the Centre Entities of $150,000, which will no longer be paid following the completion of this offering.

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
					Actual	Pro Forma	Pro Forma As Adjusted

Basic net income (loss) per share	$(0.30)	$0.46	$0.65	$0.25	$0.11	$	$

Diluted net income (loss) per share	$(0.30)	$0.21	$0.28	$0.11	$0.04	$	$

Weighted average shares outstanding:
Basic	14,318,118	14,318,118	14,318,118	14,318,118	14,318,118
Diluted	14,318,118	32,370,209	33,854,858	32,370,209	33,854,858

	As of March 31, 2006
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Combined Consolidated Balance Sheet Data:
Cash and cash equivalents	$4,355	$	$
Working capital	34,549
Total assets	100,409
Current maturities of long-term debt and capital lease obligations	2,272
Long-term debt	29,641
Shareholders’ equity	37,507

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
	(in thousands)
Other Financial Data:
EBITDA(1)	$3,536	$16,217	$14,892	$6,156	$4,132
Capital expenditures	2,084	2,618	5,727	920	854
Net cash provided by/(used in):
Operating activities	524	1,819	14,432	(1,368)	(3,339)
Investing activities	(893)	(1,958)	(5,613)	(920)	(854)
Financing activities	2,609	498	(5,135)	1,141	(567)

(1)	EBITDA is defined as net income (loss) before deducting income taxes, interest, depreciation and amortization. Although EBITDA is not a measure of performance required by, or calculated in accordance with, GAAP, management believes that it is useful to investors because it is widely used as a measure to evaluate a company’s operating performance before debt expense. In addition, we use EBITDA internally to track company and plant performance and in bonus determinations. EBITDA does not purport to be an alternative to net income (loss) as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP. In addition, because EBITDA is not calculated identically by all companies, the presentation here may not be comparable to other similarly titled measures of other companies. There are material limitations associated with making the adjustments to our earnings to calculate EBITDA and using this non-GAAP financial measure as compared to the most directly comparable U.S. GAAP financial measures. For instance, EBITDA does not include:

•	interest expense, and because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate revenue;

•	tax expense, and because the payment of taxes is part of our operations, tax expense is a necessary element of our costs and ability to operate; and

•	depreciation and amortization expense, and because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate revenue.

Additionally, EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not consider certain cash requirements such as capital expenditures, contractual commitments, interest payments, tax payments and debt service requirements. Also the amounts shown for EBITDA as presented herein differ from the amounts calculated under the definition of EBITDA used in certain of our debt instruments, which further adjust for certain profits and losses and extraordinary items and is used to determine compliance with financial covenants.

The following table reconciles the GAAP measure of net income (loss) to EBITDA:

	Year Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
	(in thousands)
Net income (loss)	$(3,545)	$7,706	$10,379	$3,880	$1,785
Income tax (benefit) expense	906	2,057	(1,295)	777	735
Interest expense	2,116	2,371	1,646	523	444

Income (loss) before interest and taxes	(523)	12,134	10,730	5,180	2,964
Depreciation and amortization	4,059	4,083	4,162	976	1,168

EBITDA	$3,536	$16,217	$14,892	$6,156	$4,132

RISK FACTORS

You should carefully consider the risks described below, as well as other information included in this prospectus, before making any investment in our common stock.

Risks Relating to Our Business

The mobile hydraulic cylinder market is generally characterized by intense competition, which could cause us to suffer price reductions, customer losses, reduced operating margins and loss of market share.

The mobile hydraulic cylinder market is highly fragmented and intensely competitive. We compete with a large number of manufacturers, some of which are full-line producers that have the ability to provide to customers total hydraulic systems, including components functionally similar to those we manufacture, and many of which are local, independent suppliers of cylinders.

In addition, many of our OEM customers have in-house cylinder manufacturing capabilities, and we compete with them both for their internal business and, sometimes, for other customers. It is possible that a decline in demand for mobile hydraulic cylinders would cause one or more of such OEMs to reduce their purchases of our products and rely increasingly on in-house production. We believe that we compete with these businesses based upon design expertise, quality, reliability, price, value, speed of delivery and technological characteristics. However, we may not continue to be able to compete effectively with these companies.

Market demand for our products may suffer due to cyclical declines or adverse regulations or policy shifts.

The level of market demand for our products depends mostly on the general economic condition and government regulatory climate of the markets into which our OEM customers sell products. A substantial portion of our net sales is derived from customers in cyclical industries that typically are adversely affected by downward economic cycles, which may result in lower demand for products in the affected business segment. Specifically, we derive substantially all of our net sales from OEMs that sell into the construction, material handling, waste handling and agricultural industries. Reductions in mobile equipment spending in any of these end markets could result in a decrease in demand for our products.

The market for hydraulic cylinders peaked in the late 1990s before experiencing a reduction in demand from 1999 through 2002 in all of our primary end-markets due to a reduction in capital spending and general economic softness, and such a reduction in demand may occur again. In addition, some of our customers operate in markets that are influenced by government incentives or subsidies that encourage investment in equipment that uses our products. If these incentives or subsidies were reduced or eliminated, the demand for our products in these markets could decline.

We depend on a small number of customers for a significant portion of our net sales.

We are and believe we will continue to be heavily dependent upon a small number of customers. Our three largest customers represented approximately 32% and 34% of net sales in 2005 and 2004, respectively. Our largest customer, Caterpillar Inc., generated approximately 19% of our net sales in 2005 and 2004. The loss of one or more of our largest customers, or a significant slowdown in the business of any of these customers, could have a material adverse effect on our financial condition and results of operations.

Large or rapid increases in the costs of raw materials or a lack of availability of our raw materials could adversely affect our operations.

The primary raw materials that we use include steel tubing, steel castings and forgings, steel bar and preformed sealing elements. We do not have long-term contracts with most of our suppliers of raw materials nor any derivative contracts to hedge our exposure to commodity risks. Consequently, we are susceptible to increases in prices of such raw materials if we cannot pass them through to our customers, in a timely manner or at all.

Market prices for certain materials such as steel have been rising, which could have a negative effect on our operating results and ability to manufacture our cylinders in a timely manner. Factors such as supply and demand, freight costs and transportation availability, the level of imports and general economic conditions may affect the prices of raw materials that we need. If we have difficulty in obtaining the raw materials we need from our existing suppliers on terms that we consider reasonable or experience deteriorating relations with such suppliers and we cannot identify alternative supply sources of raw materials, our ability to deliver cylinders to our customers in a timely manner could be adversely affected and may harm our operations. In 2005, a 1% increase in the price of steel would have decreased our gross profit by approximately $0.8 million.

Most of our business is conducted outside of the United States, and we intend to continue to expand our operations internationally. As a result, we are subject to a number of risks associated with foreign business activities.

We derive a significant majority of our sales from outside of the United States. In 2005, we generated approximately 82% of our net sales from sales of products manufactured outside the United States, including 51% in Germany, 20% in Canada and 11% in Brazil. An integral part of our geographic expansion strategy is to enter new foreign markets, principally China, and to further penetrate those foreign markets in which we are already active. Our ability to penetrate certain international markets may be limited, and our international sales and operations and our expansion strategy are subject to numerous risks inherent in international business activities, including:

•	developments in the political and economic environment of some foreign countries that have an adverse effect on our operations in those countries;

•	the imposition of tariffs or exchange controls or other trade restrictions;

•	difficulty in managing an organization with operations located in various countries, including staffing and managing foreign operations;

•	longer payment cycles for foreign customers than for United States customers;

•	difficulty in complying with a variety of foreign laws and regulations and U.S. laws and regulations applicable to companies doing business outside of the United States;

•	tax rates in certain foreign countries that exceed those in the United States, and withholding requirements on foreign earnings;

•	exposure to export and import restrictions;

•	restrictions on repatriation of cash; and

•	difficulties in adapting our products to different country-specific requirements.

These and other factors could have a material adverse effect on our international operations or our business as a whole. As we continue to expand our business internationally, our success will increasingly depend on our ability to manage these risks effectively.

Our international operations pose currency risks.

Our operating results may be affected by volatility in currency exchange rates and our ability to manage effectively our currency transaction and translation risks. We conduct our business, earn revenue and incur costs in the local currency of the countries in which we operate. As a result, our international operations present special risks from currency exchange rate fluctuations. The financial condition and results of operations of each of our foreign operating subsidiaries are reported in the relevant local currency and then translated to U.S. dollars at the applicable currency exchange rate for inclusion in our combined consolidated financial statements. Changes in exchange rates between these foreign currencies and the U.S. dollar will affect the recorded levels of our foreign assets and liabilities, as well as our net sales, cost of goods sold and operating margins, and could result in exchange losses.

Our historical results of operations have been significantly affected by fluctuations in foreign currency exchange rates. In that regard, our net sales for 2005 increased by $22.2 million over 2004, and approximately $6.8 million of that increase was due to the favorable impact of foreign currency exchange rate changes on translated results, due primarily to the weakness of the U.S. dollar relative to the Euro, the Canadian dollar, the Brazilian real and certain other currencies.

In the future, we may not benefit from favorable exchange rate translation effects, and these effects may harm our operating results. In addition to currency translation risks, we incur currency transaction risks whenever one of our operating subsidiaries enters into either a purchase or a sale transaction using a different currency from the currency in which it receives revenues. In such cases we may suffer an exchange loss because we do not currently engage in currency swaps or other currency hedging strategies to address this risk.

Because some of our employees are unionized, we could experience a significant disruption of our operations or incur higher labor costs.

As of March 31, 2006, we had approximately 1,200 employees, approximately 950 of whom were unionized. The employees at our Ontario, Canada facility, our two German facilities and our Brazilian facility are unionized. The employees at our Alabama and Quebec, Canada facilities are not unionized. One of our collective bargaining agreements expired in June 2006 and is currently being renegotiated, two expire in 2007 and one expires in 2008. We expect that, as is customary, the agreement that expired in June 2006 will be renewed for a one-year period. Although we believe that our working relationship with our employees is generally good, a strike, work stoppage or slowdown by our employees or a significant dispute with our employees could result in a significant disruption of our operations or higher ongoing labor costs.

We may not be able to consummate future acquisitions or successfully integrate future acquisitions into our business, which could result in unanticipated expenses and losses.

As part of our business strategy, we intend to pursue acquisitions. Our ability to execute this strategy successfully depends on, among other things, the availability of suitable acquisition candidates, the ability to obtain financing and our ability to quickly resolve challenges associated with integrating acquired businesses into our existing business. The expenses incurred in pursuing and consummating acquisitions, the time it takes to integrate an acquisition or our failure to integrate businesses successfully could result in unanticipated expenses and losses. Furthermore, we may not be able to realize any anticipated benefits from acquisitions.

The process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of existing operations. Some of the risks associated with acquisitions include:

•	potential disruption of our ongoing business and distraction of management;

•	unforeseen claims and liabilities, including unexpected environmental exposures;

•	unforeseen adjustments, charges and write-offs;

•	problems enforcing the indemnification obligations of sellers of businesses for claims and liabilities;

•	unexpected losses of customers of, or suppliers to, the acquired business;

•	difficulty in conforming the acquired business’ standards, processes, procedures and controls with our operations;

•	variability in financial information arising from the implementation of purchase price accounting;

•	inability to coordinate new product and process development;

•	loss of senior managers and other critical personnel;

•	problems with new labor unions; and

•	challenges arising from the increased scope, geographic diversity and complexity of our operations.

Any loss of the limited number of key personnel on whom we heavily rely and the inability to attract and retain highly skilled employees could have a material adverse impact on our operations.

The management of our company is comprised of a limited number of key executives. We are dependent on the continued services of Ron Whitaker, our President and Chief Executive Officer, Craig Wolf, our Chief Financial Officer, and Kurt Wittich, our Chief Operating Officer, as well as our plant general managers and engineering managers. We do not have employment agreements with any of our officers other than Messrs. Whitaker, Wolf and Wittich, and their employment agreements have limited terms and do not guarantee their continued employment. Our senior management team may be smaller in number than those of some of our key competitors. The departure of key personnel and the loss of their knowledge and expertise concerning our business could thus put us at a competitive disadvantage and severely disrupt our business operations.

Additionally, we need highly skilled engineers and other employees with technical and manufacturing industry experience to operate our business successfully. Competition for such personnel is intense in our industry and, as a result, from time to time there may be shortages of skilled labor that may make it more difficult and expensive for us to attract and retain qualified employees. If we are unable to attract and retain qualified individuals or our respective costs to do so increase significantly, our operations would be materially adversely affected.

Environmental and health and safety laws and regulations may result in additional costs.

We are subject to stringent federal, state, local and foreign laws, regulations and other requirements regarding public and worker health and safety and the environment. Any violations of these laws by us could cause us to incur unanticipated liabilities that could harm our operating results and cause our business to suffer. Pursuant to such laws, governmental authorities may require us to investigate or remediate, or contribute to the cost of investigating or remediating, sites owned or operated by us or third parties, now or in the past. Liability as an owner or operator, or as an arranger for the treatment or disposal of wastes, can be joint and several and can be imposed without regard to fault. There is a risk that our costs relating to these matters could be greater than what we currently expect or exceed our insurance coverage, or that additional remediation and compliance obligations could arise which require us to make material expenditures. In particular, the increased costs related to compliance with more stringent environmental laws, unanticipated remediation requirements or the discovery of previously unknown conditions could materially harm our financial condition and operating results. We are also required to comply with various environmental laws and maintain permits, some of which are subject to discretionary renewal from time to time, and we could suffer if we are unable to renew existing permits on favorable terms or to obtain any additional permits that we may require.

Our inability to protect our unpatented proprietary manufacturing expertise and other trade secrets could have a material adverse effect on our business, financial condition and results of operations.

We rely upon unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets and know-how to develop and maintain our competitive position. Such unpatented expertise and other information may not be adequately protected, and adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets, manufacturing expertise or other proprietary information.

Litigation involving patent infringement claims by our competitors may result in significant legal costs or otherwise impede our ability to produce and distribute key products.

We could face patent infringement claims from our competitors or others alleging that our processes or products infringe on their proprietary technologies. If we are found to be infringing on the proprietary technology of others, we may be liable for substantial damages, including in some cases treble damages, and we may be required to change our processes, to redesign our products partially or completely, to pay to use the technology of others or to stop using certain technologies or producing the infringing product entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could prompt customers to switch to products that are not the subject of infringement suits.

We could be subject to damages based on product liability claims and other claims brought against us by our customers or end users, or lose customers as a result of the failure of our products to meet certain quality specifications.

Our products provide important performance attributes to our customers’ products. If one of our products fails to perform as expected due to design or manufacturing flaws, a customer or end user could seek replacement of the product or damages for costs incurred as a result of the performance failure. A successful claim or series of claims against us could have a material adverse effect on our financial condition and results of operations and could result in a loss of one or more customers.

We also face the risk of exposure to product liability claims if the use of any of our products results in personal injury or property damage. If any of our products prove to be defective, we may be required to recall or redesign such products. We maintain insurance against product liability claims, but such coverage may cease to be available on terms acceptable to us or such coverage may not be adequate for liabilities actually incurred. A successful claim brought against us in excess of available insurance coverage or any claim or product recall that results in significant adverse publicity against us may have an adverse effect on our financial condition, results of operations or future business prospects.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, business interruption, product liability and casualty insurance, but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum liabilities covered. We may incur losses beyond the limits, or outside the coverage, of our insurance policies. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Failure to achieve and maintain effective internal control over financial reporting and disclosure controls in accordance with SEC rules could have a material adverse effect on our business and stock price.

Upon the effectiveness of the registration statement of which this prospectus forms a part, we will become subject to the rules of the Securities and Exchange Commission, or the SEC. Under current SEC rules, we will be required to document and test our internal control over financial reporting so that our management can certify, in annual reports beginning with the Form 10-K for 2007 to be filed with the SEC in the first quarter of 2008, as to the effectiveness of our internal control over financial reporting and our independent registered public accounting firm can render an opinion on management’s assessment and operating effectiveness of our internal controls. In addition, we will be required to implement and maintain effective disclosure controls and procedures. While we anticipate being able to fully implement these requirements and all other aspects of related SEC rules in a timely fashion, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions, if any, or the impact of the same on our operations. The assessment of our internal control over financial reporting and evaluation of our disclosure controls and procedures will require us to expend significant management and employee time and resources and incur significant additional expense.

During our assessments of the effectiveness of our controls and procedures, we may identify material weaknesses in such controls and procedures, as well as any other significant deficiencies, which could harm our business and operating results, and could result in adverse publicity, regulatory scrutiny and a loss of investor confidence in the accuracy and completeness of our financial reports and SEC filings. In turn, this could have a material adverse effect on our stock price, and, if such weaknesses are not properly addressed, could adversely affect our ability to satisfy SEC filing requirements and report our financial results on a timely and accurate basis. We may not be able to remedy any such material weaknesses and additional deficiencies or weaknesses in our controls and procedures may be identified. In addition, our independent registered public accounting firm may not agree with our assessment that any identified material weaknesses in our internal control over financial reporting have been addressed. Moreover, we will continue to operate at a relatively small staffing level. Although our control procedures have been designed with this staffing level in mind, they are highly dependent on each individual’s performance or controls in the required manner. The loss of accounting personnel, particularly our Chief Financial Officer, would adversely impact the effectiveness of our control environment and our internal controls, including our internal control over financial reporting.

In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. We cannot predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

This offering will cause us to undergo an “ownership change” for purposes of Section 382 of the Internal Revenue Code, which will likely limit our ability to use our net operating loss carryforwards and certain other tax attributes.

At December 31, 2005, we had U.S. federal net operating loss carryforwards of $27.2 million, U.S. state net operating loss carryforwards of $16.4 million and foreign net operating loss carryforwards of $4.3 million. Under Section 382 of the Internal Revenue Code, this offering will cause us to undergo an “ownership change” because more than 50% of our common stock will be owned by new investors following the offering. Therefore, our ability to use our pre-change of control net operating loss carryforwards and other pre-change tax attributes against our post-change income will likely be limited under the Internal Revenue Code. These limitations would have the effect of reducing our net income and cash flow.

Incurrence of indebtedness could adversely affect our financial health and limit our ability to react to changes in our industry or to implement our strategic initiatives.

While the effect of this offering will be to significantly reduce our indebtedness, we may borrow additional funds in the future to finance acquisitions, capital expenditures or for other purposes. The terms of any such indebtedness could:

•	require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

•	increase the amount of our interest expense;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a disadvantage compared to our competitors that may have proportionately less debt;

•	restrict us from making strategic acquisitions, introducing new technologies or otherwise exploiting business opportunities;

•	make it more difficult for us to satisfy our obligations with respect to our existing indebtedness; and

•	limit, along with the financial and other restrictive covenants in our existing indebtedness, among other things, our ability to borrow additional funds, dispose of assets or pay cash dividends.

Risks Relating to This Offering

The price of our common stock may be volatile and you could lose all or part of your investment.

Volatility in the market price of our common stock may prevent you from being able to sell your shares at or above the price you paid for your shares. The market price of our common stock could fluctuate significantly for various reasons, which include:

•	our quarterly or annual earnings or those of other companies in our industry;

•	the public’s reaction to our press releases, our other public announcements and our filings with the SEC;

•	changes in earnings estimates or recommendations by research analysts who track our common stock or the stocks of other companies in our industry;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	changes in general conditions in the United States and global economies or financial markets, including those resulting from Acts of God, war, incidents of terrorism or responses to such events; and

•	sales of common stock by our directors and executive officers.

In addition, in recent years, the stock market has experienced extreme price and volume fluctuations. This volatility has had a significant impact on the market price of securities issued by many companies, including companies in our industry. The price of our common stock could fluctuate based upon factors that have little or nothing to do with our company, and these fluctuations could materially reduce our stock price.

In the past, following periods of market volatility in the price of a company’s securities, security holders have often instituted class action litigation. If the market value of our common stock experiences adverse fluctuations and we become involved in this type of litigation, regardless of the outcome, we could incur substantial legal costs and our management’s attention could be diverted from the operation of our business, causing our business to suffer.

There is no existing market for our common stock and we do not know if one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our common stock. An active market for our common stock may not develop following the completion of this offering, or if it does develop, may not be maintained. If an active trading market does not develop, you may have difficulty selling any of our common stock that you buy. The initial public offering price for the shares will be determined by negotiations between us, the selling stockholders and the representatives of the underwriters and may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

Future sales of our common stock, including shares purchased in this offering, in the public market could lower our stock price.

Sales of substantial amounts of our common stock in the public market following this offering by our existing stockholders, upon the exercise of outstanding stock options or by persons who acquire shares in this offering may adversely affect the market price of our common stock. Such sales could also create public perception of difficulties or problems with our business. These sales might also make it more difficult for us to sell securities in the future at a time and price that we deem necessary or appropriate.

Upon the completion of this offering, we will have outstanding              shares of common stock, of which:

•	shares are shares that we and the selling stockholders are selling in this offering and, unless purchased by affiliates, may be resold in the public market immediately after this offering; and

•	shares will be “restricted securities,” as defined in Rule 144 under the Securities Act, and eligible for sale in the public market pursuant to the provisions of Rule 144, of which shares are subject to lock-up agreements and will become available for resale in the public market beginning 180 days after the date of this prospectus.

With limited exceptions, these lock-up agreements prohibit a stockholder from selling, contracting to sell or otherwise disposing of any common stock or securities that are convertible or exchangeable for common stock for 180 days from the date of this prospectus, although the lead underwriters, may, in their sole discretion and at any time without notice, release all or any portion of the securities subject to these lock-up agreements. The lead underwriters have advised us that they have no present intent or arrangement to release any shares subject to a lock-up, and will consider the release of any lock-up on a case-by-case basis. Upon a request to release any shares subject to a lock-up, the lead underwriters would consider the particular circumstances surrounding the request, including, but not limited to, the length of time before the lock-up expires, the number of shares requested to be released, reasons for the request, the possible impact on the market or our common stock and whether the holder of our shares requesting the release is an officer, director or other affiliate of ours. As a result of these lock-up agreements, notwithstanding earlier eligibility for sale under the provisions of Rule 144, none of these shares may be sold until at least 180 days after the date of this prospectus.

At our request, the underwriters have reserved up to              shares, or       % of our common stock offered by this prospectus, for sale under a directed share program to our officers, directors, employees, business associates and other individuals who have family or personal relationships with our employees. If any of our current directors or executive officers subject to lock-up agreements purchase these reserved shares, the shares will be restricted from sale under the lock-up agreements. If any of these shares are purchased by other persons, such shares will not be subject to lock-up agreements.

As restrictions on resale end, our stock price could drop significantly if the holders of these restricted shares sell them or are perceived by the market as intending to sell them. These sales might also make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate.

You will suffer immediate and substantial dilution.

The initial public offering price per share is substantially higher than the pro forma net tangible book value per share immediately after the offering. As a result, you will pay a price per share that substantially exceeds the book value of our assets after subtracting our liabilities. Assuming an offering price of $             per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will incur immediate and substantial dilution in the amount of $             per share. If the underwriters exercise their over-allotment option, or if outstanding options and warrants to purchase our common stock are exercised, you will experience additional dilution. Any future equity issuances will result in even further dilution to holders of our common stock.

Certain provisions of Delaware law and our certificate of incorporation and bylaws that will be in effect after this offering may deter takeover attempts, which may limit the opportunity of our stockholders to sell their shares at a favorable price, and may make it more difficult for our stockholders to remove our board of directors and management.

Certain provisions of Delaware law, the state in which we are incorporated, and our certificate of incorporation and bylaws that will be in effect after this offering could discourage potential acquisition proposals, delay or prevent a change of control and prevent changes in our board of directors or management, even if these events would be in the best interests of our stockholders. These provisions include the following:

•	vacancies on our board of directors may be filled by a majority of the directors then in office, even if the remaining directors do not constitute a quorum, or by a sole remaining director;

•	only the board of directors can change the number of directors;

•	there is no provision for cumulative voting for directors;

•	directors may only be removed for cause and then only by the holders of two-thirds of the shares entitled to be cast in the election of directors;

•	the provisions of our certificate of incorporation regarding the removal of directors may only be changed by the holders of two-thirds of the shares entitled to be cast on the matter; and

•	our stockholders are not permitted to act by written consent.

Although no shares of preferred stock will be outstanding upon the completion of this offering and the application of the net proceeds as described under “Use of Proceeds,” and although we have no present plans to issue any preferred stock, our certificate of incorporation authorizes the board of directors to issue up to 100,000 shares of preferred stock. The preferred stock may be issued in one or more series, the terms of which will be determined at the time of issuance by our board of directors without further action by the stockholders. These terms may include voting rights, including the right to vote as a series on particular matters, preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions. The issuance of any preferred stock could diminish the rights of holders of our common stock and, therefore, could reduce the value of our common stock. In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party. The ability of our board of directors to issue preferred stock and the foregoing anti-takeover provisions may prevent or frustrate attempts by a third party to acquire control of our company, even if some of our shareholders consider such change of control to be beneficial. See “Description of Capital Stock.”

Since we do not expect to pay any dividends for the foreseeable future, investors in this offering may be forced to sell their stock in order to obtain a return on their investment.

We do not anticipate that we will pay any dividends to holders of our common stock for the foreseeable future. Any payment of cash dividends will be at the discretion of our board of directors and will depend on our financial condition, capital requirements, legal requirements, earnings and other factors. Our ability to pay dividends is restricted by the terms of our credit facilities and might be restricted by the terms of any indebtedness that we incur in the future. Consequently, you should not rely on dividends in order to receive a return on your investment. See “Dividend Policy.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties, and other factors, including those discussed under “Risk Factors.” The following factors, among others, could cause our actual results and performance to differ materially from the results and performance projected in, or implied by, the forward-looking statements:

•	competitive conditions in our industry;

•	declines in the demand for mobile hydraulic cylinders;

•	the loss of one or more key customers;

•	price and availability of steel and other raw materials;

•	risks inherent in conducting business outside the United States;

•	adverse fluctuations in currency exchange rates;

•	labor shortages, increases in labor costs or labor-related disruptions to our operations;

•	an inability to expand our operations into new geographic and end-markets;

•	an inability to acquire or find companies suitable for acquisition;

•	an inability to integrate the operations of companies acquired in the future;

•	the loss of key personnel or the inability to attract and retain qualified employees;

•	the effects of environmental and health and safety laws and regulations;

•	an inability to protect our proprietary manufacturing expertise and other trade secrets;

•	the impact of litigation, including possible litigation involving patent infringement or product liability claims;

•	the failure of our insurance to cover all potential exposures;

•	the failure to achieve and maintain effective internal control over financial reporting;

•	the effect of this offering on our ability to use our net operating loss carryforwards and other tax attributes;

•	the effect of current and future indebtedness;

•	other adverse changes in our industry, applicable laws and regulations or the general economy; and

•	other factors discussed under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Our Business.”

Although we believe that the expectations reflected in the forward-looking statements are reasonable based on our current knowledge of our business and operations, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. We assume no obligation to provide revisions to any forward-looking statements should circumstances change.

USE OF PROCEEDS

We estimate that we will receive net proceeds from our offering of common stock, after deducting underwriting discounts and other expenses, of approximately $             million, assuming the shares are offered at $             per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus. We estimate that the offering expenses payable by us will be $             million. We will not receive any proceeds from the sale of the shares to be sold by the selling stockholders, including if the underwriters exercise their option to purchase additional shares to cover over-allotments.

We intend to use:

•	$ million to repay, with accrued interest, the new term loan borrowings under our North American credit facility that we will use to fund the dividends on our Series A preferred stock that we expect to pay in July 2006, as part of the pre-offering transactions;

•	$ million to redeem all of our outstanding Series A preferred stock;

•	$ million to repay indebtedness outstanding under our revolving credit facilities; and

•	$ million to discharge capital lease obligations.

All of our outstanding Series A preferred stock is owned by the Centre Entities. Accordingly, of the $        million of net proceeds that we expect to receive in the offering, $      million will be paid to our affiliates.

Any remaining net proceeds will be used for general corporate purposes.

As of March 31, 2006, we had 17,662 shares of our Series A preferred stock outstanding, all of which were held by the Centre Entities. The holders of the shares of our Series A preferred stock are entitled to receive cumulative dividends accruing at the rate of 6% per annum payable quarterly in arrears, when and if declared by our board of directors. The Series A preferred stock ranks senior as to dividends and upon liquidation to our common stock and has a liquidation preference of $1,000 per share plus all undeclared and unpaid dividends. We will be required to redeem our Series A preferred stock upon completion of the offering.

We have three credit facilities, each of which provides for a revolving line of credit:

•	Two of our North American subsidiaries, Hyco Holdings LLC and Hyco Alabama LLC, have a senior secured credit facility, which we refer to as the North American credit facility, with Harris N.A. This credit facility provides for revolving capacity of $13.0 million, of which $10.9 million was outstanding as of March 31, 2006. Borrowings under the revolving portion of the North American credit facility accrue interest at a LIBOR-based rate plus 3.00% or, at our election, a prime-based rate plus 0.50%. As of March 31, 2006, such borrowings accrued interest at a weighted average interest rate of 8.06%. All such borrowings are used to fund capital expenditures by and the working capital requirements of our North American operations. We expect to amend the North American credit facility in July 2006 to provide for $3.5 million in new term loan borrowings, which we will use to pay dividends on our Series A preferred stock, and to extend the maturity of all borrowings under the North American credit facility until December 31, 2010. Such term loan borrowings will accrue interest at a LIBOR-based rate plus 3.00% or, at our election, a prime-based rate plus 1.00% and will be repaid with a portion of the proceeds that we receive from this offering.

•	One of our German subsidiaries, Hyco Pacoma GmbH, which we refer to as Pacoma, has a senior secured credit facility with GE Commercial Finance Limited, which we refer to as the Pacoma credit facility. The Pacoma credit facility provides for revolving capacity of €13.2 million (or $16.0 million at the exchange rate as of March 31, 2006), of which €7.1 million (or $8.7 million at the exchange rate as of March 31, 2006) was outstanding as of March 31, 2006. Borrowings under the revolving portion of the Pacoma credit facility accrue interest at EURIBOR plus 2.00%. As of March 31, 2006, such borrowings accrued interest at a rate of 4.53%. All such borrowings mature on June 21, 2008 and are used to fund capital expenditures by and the working capital requirements of Pacoma’s operations.

•	Our other German subsidiary, Hyco Hengstler Hydraulik GmbH, which we refer to as Hengstler, has a revolving credit facility with GE Commercial Finance Limited, which we refer to as the Hengstler credit facility. The Hengstler credit facility provides for revolving capacity of €2.3 million (or $2.8 million at the exchange rate as of March 31, 2006), of which €0.1 million (or $0.2 million at the exchange rate as of March 31, 2006) was outstanding as of March 31, 2006. Borrowings under the Hengstler credit facility accrue interest at EURIBOR plus 2.00%. As of March 31, 2006, such borrowings accrued interest at a rate of 4.60%. All such borrowings mature on September 21, 2008 and are used to fund capital expenditures by and the working capital requirements of Hengstler’s operations.

We have not yet determined how we will allocate, among the three credit facilities, the approximately $             million of net proceeds that we intend to use to reduce indebtedness outstanding under the revolving portions of our credit facilities.

We have financed the purchase of certain machinery and equipment through capital lease finance agreements. These leases generally require monthly payments of principal and interest, and are scheduled to mature over the period from 2007 through 2010. On March 31, 2006, the outstanding balance under our capital leases, including current maturities, was $0.8 million and the interest rates on such leases ranged from 4.9% to 8.2% per annum.

DIVIDEND POLICY

We do not expect to declare or pay any cash or other dividends in the foreseeable future on our common stock, as we intend to reinvest cash flow generated by operations in our business. Our credit facilities restrict our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that restrict our ability to declare or pay cash dividends on our common stock. Any determination to pay cash dividends in the future will be at the discretion of our board of directors and will depend on various factors, including our financial condition, earnings, cash requirements, legal restrictions, restrictions under our credit facilities and other factors deemed relevant by our board of directors.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2006:

•	on a historical basis, without reflecting the pre-offering transactions;

•	as adjusted to give effect to the pre-offering transactions and the reverse stock split; and

•	as further adjusted to give effect to (1) the adjustments described above, (2) this offering and (3) application of the net proceeds as described under “Use of Proceeds.”

You should read the following table in conjunction with the sections captioned “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and with our combined consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2006
	Historical	As Adjusted	As Further Adjusted
	(in thousands)
Cash and cash equivalents	$4,355

Long-term debt
Revolving portion of North American credit facility	$10,880
Term loan portion of North American credit facility	3,945
Revolving portion of Pacoma credit facility	8,675
Term loan portion of Pacoma credit facility	3,813
Hengstler credit facility	113
Industrial revenue bonds	2,770
Note payable to Dana Corporation	576
Capital lease obligations	806
Other various loans	335

Total debt	31,913
Less current portion of long-term debt and capital lease obligations	(2,272)

Total long-term debt	29,641
Shareholders’ equity
Capital stock
Series A preferred stock, $0.001 par value, 100,000 shares authorized, 17,662 shares issued and outstanding	17,662
Common stock, $0.001 par value, 40,000,000 shares authorized, 12,383,555 shares issued and outstanding(1)	12
Hidrover share quotas, $R1.00 par value, issued and outstanding, 6,001,190 share quotas	2,034
Additional paid-in capital	43,686
Other comprehensive income	3,782
Retained deficit	(29,669)

Total shareholders’ equity	37,507

Total capitalization	$69,420

(1)	We expect that our board of directors will adopt a new equity incentive plan after the completion of this offering that will make available for issuance to our management and employees equity based awards representing, in the aggregate, up to % of our then outstanding shares of common stock.

DILUTION

If you invest in our common stock, your ownership interest will be diluted to the extent of the difference between the offering price per share of our common stock and the net tangible book value per share of our common stock upon completion of this offering.

As of March 31, 2006, without taking into account the pre-offering transactions, the reverse stock split or this offering, our historical net tangible book value was approximately $             million, or approximately $             per share, based on 12,383,555 shares of common stock outstanding on March 31, 2006. Historical net tangible book value per share represents the amount of our total consolidated tangible assets minus our total consolidated liabilities, divided by the actual number of shares of our common stock outstanding on March 31, 2006.

Our pro forma net tangible book value as of March 31, 2006 was approximately $            , or $             per share of our common stock, based on              shares of common stock outstanding after giving effect to the pre-offering transactions, including the issuance of              shares of common stock in connection therewith, and the reverse stock split. Pro forma net tangible book value represents the amount of our total combined consolidated tangible assets minus our total combined consolidated liabilities, divided by the pro forma number of shares of common stock outstanding after the pre-offering transactions and the reverse stock split but before giving effect to this offering.

Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by investors in this offering and the adjusted pro forma net tangible book value per share of our common stock immediately after the pre-offering transactions, the reverse stock split and this offering.

After giving effect to our sale of              shares of our common stock offered by this prospectus at an assumed public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, and after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of March 31, 2006 would have been approximately $             million, or approximately $             per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $             per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $             per share to new investors purchasing shares of our common stock at the assumed public offering price. If the offering price is higher or lower, the dilution to new investors purchasing our common stock will be greater or less, respectively.

The following table illustrates this dilution on a per share basis:

Assumed public offering price per share		$
Historical net tangible book value per share as of March 31, 2006	$
Decrease per share due to the reverse stock split and pre-offering transactions, including the issuance of shares in connection therewith	$
Pro forma net tangible book value per share as of March 31, 2006	$
Increase per share attributable to new investors	$
Adjusted pro forma net tangible book value per share after this offering		$

Dilution per share to new investors		$

The following table summarizes as of March 31, 2006, as adjusted to give effect to the pre-offering transactions, the reverse stock split and this offering, the differences between our existing stockholders and new investors with respect to the number of shares of our common stock purchased from us, the total consideration paid to us and the average price per share paid:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percentage		Amount	Percentage
Existing stockholders			%			%	$
New investors			%			%

Total		100%			100%

The preceding discussion and tables exclude any shares of our common stock issuable under the new equity incentive plan that we expect our board of directors will adopt after the completion of this offering. We expect that the new equity incentive plan will make available for issuance to our management and employees equity based awards representing, in the aggregate, up to         % of the shares of common stock outstanding after this offering.

If the underwriters’ over-allotment option is exercised in full:

•	the percentage of our shares of common stock held by our existing holders of capital stock will decrease to approximately % of the total number of shares of common stock outstanding after this offering;

•	the number of shares of common stock held by investors purchasing common stock from us in this offering will increase to shares, or approximately % of the total number of shares of common stock outstanding after this offering; and

•	pro forma adjusted dilution per share of common stock to new investors will decrease from $ to $ .

SELECTED CONSOLIDATED FINANCIAL DATA

The following table sets forth our selected consolidated financial data at the dates and for the periods indicated. The selected combined consolidated balance sheet data as of December 31, 2004 and 2005, and the selected combined consolidated statement of operations data for the years ended December 31, 2003, 2004 and 2005, have been derived from our audited combined consolidated financial statements included elsewhere in this prospectus. The selected combined consolidated statement of operations data for the three months ended March 31, 2005 and 2006 and the selected combined consolidated balance sheet data as of March 31, 2005 and 2006 and December 31, 2003 are derived from our unaudited financial statements which were prepared on the same basis as our audited financial statements and, in the opinion of management, reflect adjustments of a normal and recurring nature and include those adjustments necessary for a fair presentation of the financial information set forth therein. These financial statements are considered “combined” because the contribution of Hyco Hidrover LTDA to Hyco International, Inc. has been treated, for accounting purposes, as a combination of entities under common control. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

The selected consolidated balance sheet data as of December 31, 2001 and 2002, and the selected consolidated statement of operations data for the years ended December 31, 2001 and 2002, have been derived from our consolidated financial statements not included in this prospectus. The selected consolidated statement of operations data for 2001 includes the results of operations of Hyco Hidrover LTDA for the period from May 15, 2001 through December 31, 2001 following our acquisition of Hyco Hidrover LTDA on May 15, 2001.

The results presented below are not necessarily indicative of the results to be expected in any future period and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands, except per share and share amounts)
Consolidated Statement of Operations Data:
Net sales	$129,055	$116,913	$133,759	$166,834	$189,058	$51,500	$48,517
Cost of goods sold	125,400	108,369	117,603	140,863	162,187	42,374	41,505

Gross profit	3,655	8,544	16,156	25,971	26,871	9,126	7,012
Selling, general, and administrative expenses	16,145	11,891	13,088	13,149	14,573	3,544	3,978
Interest expense	4,032	2,524	2,116	2,371	1,646	523	444
Other expenses—net	16,834	2,071	1,496	317	1,465	402	70

Income (loss) from continuing operations before income taxes	(33,356)	(7,942)	(544)	10,134	9,187	4,657	2,520
Income tax expense (benefit)	819	460	906	2,057	(1,295)	777	735

Income (loss) from continuing operations	(34,175)	(8,402)	(1,450)	8,077	10,482	3,880	1,785
Loss from discontinued operations—net of tax	—	—	(2,095)	(371)	(103)	—	—

Net income (loss)	(34,175)	(8,402)	(3,545)	7,706	10,379	3,880	1,785
Other comprehensive income:
Foreign currency translation adjustment	(998)	(661)	3,940	2,569	325	(460)	1,130
Minimum pension liability adjustment	—	—	—	(51)	(98)	(25)	—

Comprehensive income (loss)	$(35,173)	$(9,063)	$395	$10,224	$10,606	$3,395	$2,915

Basic net income (loss) per share	$(2.75)	$(0.68)	$(0.30)	$0.46	$0.65	$0.25	$0.11
Diluted net income (loss) per share	$(2.75)	$(0.68)	$(0.30)	$0.21	$0.28	$0.11	$0.04
Weighted average shares outstanding:
Basic	12,448,557	12,383,555	14,318,118	14,318,118	14,318,118	14,318,118	14,318,118
Diluted	12,448,557	12,383,555	14,318,118	32,370,209	33,854,858	32,370,209	33,854,858
Cash dividends declared per common share(1)	—	—	—	—	—	—	—

	As of December 31,					As of March 31,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$2,214	$2,063	$3,969	$4,678	$8,368	$4,261	$4,355
Working capital	9,156	9,587	15,875	28,168	30,600	33,901	34,550
Total assets	74,154	70,936	77,560	94,117	95,637	98,768	100,409
Current maturities of long-term debt and capital lease obligations	4,235	5,447	3,808	3,900	2,442	3,652	2,272
Long-term debt and capital lease obligations less current maturities	36,846	30,819	29,054	28,770	27,762	30,886	29,641
Shareholders’ equity	1,780	6,777	15,903	27,327	34,829	30,721	37,507

	Year Ended December 31,					Three Months Ended March 31,
	2001	2002	2003	2004	2005	2005	2006
	(in thousands)
Other Financial Data:
Capital expenditures	$3,893	$1,180	$2,084	$2,618	$5,727	$920	$854
Net cash provided by/(used in):
Operating activities	(1,544)	(2,763)	524	1,819	14,432	(1,368)	(3,339)
Investing activities	(8,043)	444	(893)	(1,958)	(5,613)	(920)	(854)
Financing activities	9,611	3,048	2,609	498	(5,135)	1,141	(567)

(1)	In December 2005, Hyco Hidrover LTDA declared a dividend in the amount of 2.8 million Brazilian reais (approximately $1.1 million at the exchange rate as of December 31, 2005) that was paid to the Centre Entities on December 15, 2005. Also in December 2005, Hyco Hidrover LTDA declared a dividend in the amount of 4.6 million Brazilian reais (approximately $2.0 million at the exchange rate as of December 31, 2005) that was paid to the Centre Entities in February 2006. In May 2006, Hyco Hidrover LTDA declared dividends in the amount of 1.179 million Brazilian reais and paid approximately $522,000 to the Centre Entities in June 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis in conjunction with our combined consolidated financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those contained in or implied by these forward-looking statements as a result of a variety of factors, including those set forth under “Forward-Looking Statements” and “Risk Factors” and elsewhere in this prospectus.

Overview

We are a designer and manufacturer of custom-designed hydraulic cylinders used in mobile equipment. With six manufacturing facilities located on three continents, we believe that we are the world’s largest independent manufacturer of mobile hydraulic cylinders. Our manufacturing facilities are strategically located to facilitate a collaborative design and engineering process with our OEM customers, and to deliver our products on a timely basis. Our cylinders are shipped directly and indirectly to countries in North and South America, Europe and Asia, as we leverage our broad manufacturing footprint and each location’s specialized capabilities to serve the global needs of our customers.

Our diverse and broad manufacturing capabilities provide us with the ability to design and manufacture custom cylinders in accordance with our OEM customers’ engineering requirements, while maintaining close geographic proximity to their manufacturing facilities. In addition, our regional presence allows us to exploit trends or changes in local business conditions, economies, politics and other factors that influence our end markets and the resulting demand for mobile equipment.

We have three reporting segments: Europe, North America and South America. Our European segment consists of the operations of our two German facilities. Our North American segment consists of the operations of our one U.S. facility and two Canadian facilities. Our South American segment consists of the operations of our Brazilian facility. Below is a table of our net sales and income (loss) from continuing operations, by segment, for the years ended 2003, 2004 and 2005 and the three months ended March 31, 2005 and 2006. Sales are classified based on where our products are manufactured, although the equipment in which our products are installed is often exported to other geographic markets. Net sales outside the United States are translated into U.S. dollars at a weighted average exchange rate for the year.

	Year Ended December 31,						Three Months Ended March 31,
	2003	% of Total	2004	% of Total	2005	% of Total	2005	% of Total	2006	% of Total
	(dollars in thousands)
Net Sales:
Europe	$76,011	56.8%	$89,677	53.8%	$95,620	50.6%	$27,491	53.4%	$22,282	45.9%
North America	44,804	33.5%	58,488	35.0%	73,000	38.6%	18,120	35.2%	20,155	41.6%
South America	13,487	10.1%	20,285	12.2%	20,998	11.1%	6,052	11.7%	6,223	12.8%
Unallocated corporate costs	(543)	-0.4%	(1,616)	-1.0%	(560)	-0.3%	(163)	-0.3%	(143)	-0.3%

Total	$133,759	100.0%	$166,834	100.0%	$189,058	100.0%	$51,500	100.0%	$48,517	100.0%

Income (Loss) from Continuing Operations:
Europe	$39	N.M.	$2,846	35.2%	$2,501	23.9%	$1,374	35.4%	$454	25.4%
North America	(1,298)	N.M.	1,298	16.1%	3,649	34.8%	1,376	35.5%	694	38.9%
South America	1,253	N.M.	3,382	41.9%	2,129	20.3%	1,192	30.7%	941	52.7%
Unallocated corporate costs	(1,444)	N.M.	551	6.8%	2,203	21.0%	(62)	-1.6%	(304)	-17.0%

Total	$(1,450)	N.M.	$8,077	100.0%	$10,482	100.0%	$3,880	100.0%	$1,785	100.0%

Demand for our cylinders generally follows the markets for the products in which our cylinders are incorporated and the applicable regional economy as a whole. Almost all of our cylinders are sold into the following four end markets: construction, material handling, waste handling and agriculture.

The primary drivers of sales in the construction market are private and public construction spending, housing starts and energy resource exploration and exploitation. Commodity prices, government financial incentives (primarily in Brazil) and weather have major impacts on the agricultural equipment industry. Demand in the material handling market typically depends on the general state of local economies, the level of international trade, particularly the Chinese export market, and the aging of material handling equipment. The primary drivers for the waste handling market are the amount of solid waste generated in North America and spending on waste handling by local municipalities and private companies. These end markets are cyclical in nature and display sensitivity to general economic conditions including residential and non-residential construction, interest rate movements and geo-political events. We believe our diversification across multiple end markets and geographies helps insulate us from economic downturns in individual markets while allowing us to pursue opportunities in rapidly growing markets.

The broader market for mobile hydraulic cylinders grew significantly in the 1990’s, and peaked in 1999 before experiencing a broad-based decline from 2000 to 2002. This decline was unusual in that it impacted each of our top four end markets simultaneously. Causes for this downturn included a reduction in capital spending and general economic softness around the world. From the end of 2003, the industry began to experience a turnaround with year-over-year shipments of mobile hydraulic cylinders growing in each of 2004 and 2005, amidst a broad upturn in capital spending and sustained strength across a wide range of mobile equipment end markets, particularly from OEM customers supplying their products to rapidly-growing geographic regions, such as China and India.

In January 2003, we hired a new senior management team led by our current President and Chief Executive Officer Ron Whitaker, which commenced a broad-based strategic review of our operations. The new team instituted a number of initiatives, including a successful strategy to increase sales and profitability, improvements in operational efficiency, the closure of one manufacturing facility and reductions in headcount. Under the management of Ron Whitaker, our net sales increased 24.7% from 2003 to 2004 and 13.3% from 2004 to 2005.

Pre-Offering Transactions

Prior to the completion of this offering, Hyco Hidrover LTDA will become an indirect, wholly-owned subsidiary of Hyco International, Inc., in return for which we will issue              shares of our common stock to an entity controlled by the Centre Entities. The purpose of the reorganization transaction is to consolidate our Brazilian operations under the same corporate entity as owns our European and North American operations so that following the offering, our organizational structure is aligned with how we manage our business and how we report our financial results.

The reorganization transaction will be treated, for accounting purposes, as a combination of entities under common control because of the Centre Entities’ controlling interest in each of the companies. Unless otherwise indicated or the context otherwise requires, financial data set forth in this section and elsewhere in this prospectus reflects the consolidated and combined business and operations of Hyco International, Inc., Hyco Hidrover LTDA and their respective wholly owned subsidiaries.

In addition, we expect to amend the terms of the warrants to purchase shares of our common stock that are held by the Centre Entities to reduce the exercise price of such warrants. Following this amendment, the Centre Entities will effect a cashless exercise of all of their warrants immediately prior to the offering, resulting in the issuance of shares of our common stock to the Centre Entities. We expect that the amendment will result in a charge to operations in the amount of $         million.

Transaction Bonuses

Upon consummation of this offering, the selling stockholders will fund, on a pro rata basis according to the amount of net proceeds received by the selling stockholders in this offering, a management bonus pool in an amount equal to the sum of $1.0 million and 2% of the excess of the enterprise value of Hyco implied by the

initial offering price over $100.0 million. Assuming an initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, the bonus pool would equal $             million. Such funds will be used to pay special transaction bonuses to certain of our officers and employees, including the named executive officers other than Mr. Whitaker. Transaction bonuses will be paid at the consummation of the offering or shortly thereafter.

In addition, upon consummation of this offering or shortly thereafter, the selling stockholders will pay a transaction bonus in the amount of $             million, consisting of cash and shares of our common stock, to Mr. Whitaker.

As a result of these bonuses, we will record a one-time compensation expense and a corresponding deemed contribution to capital equal to the amount of such bonuses.

Significant Statement of Operations Items

Net Sales

We derive substantially all of our net sales from the sale of single-stage and multi-stage hydraulic cylinders to the mobile equipment market. Our top ten customers have been purchasing hydraulic cylinders from us or our predecessors for approximately 25 years. Our three largest customers represented approximately 34% and 32% of net sales in both 2004 and 2005, respectively. Our largest customer, Caterpillar Inc., generated approximately 19% of our net sales in 2004 and 2005. Sales are generally made via purchase orders from our customers which we receive several months in advance of required delivery.

Substantially all of our sales occur within four general end markets: construction, material handling, waste handling and agriculture. In 2005, construction accounted for approximately 53% of net sales, material handling represented approximately 19% of net sales, waste handling represented approximately 17% of net sales and agriculture accounted for approximately 6% of net sales. While we expect these four end markets to continue to comprise the bulk of our sales, we continue to pursue other attractive end markets. One recent example of this has been our entry into the oilfield equipment market.

Approximately 82% of our net sales were derived from our manufacturing facilities outside of the United States, an increase from 81% over 2004. We expect that our proportion of foreign sales will continue to increase as we seek to exploit international opportunities, particularly within the construction market. While the location of our sales is tracked via the facility in which our cylinders are manufactured and sold, we believe the majority of our cylinders are installed into mobile equipment that is subsequently shipped to foreign markets including China and countries in Africa, in addition to the regions in which we currently manufacture.

Cost of Goods Sold

Cost of goods sold includes the materials used in our products, direct labor, depreciation and manufacturing overhead.

We estimate that steel represented approximately half of our cost of goods sold in 2005. Currently, we do not have long-term contracts with our suppliers of raw materials or any derivative contracts to hedge our exposure to commodity risk. Typically, we purchase steel at either market prices, or negotiated annual prices which are subject to quarterly surcharge escalators/de-escalators based on agreed upon indices. During the past 24 months the market price of steel has increased to historical highs. Factors such as supply and demand, freight costs and transportation availability, inventory levels, the level of imports and general economic conditions may affect the prices of raw materials that we need.

In 2004 and 2005, our gross margin was negatively affected by rising steel costs. Throughout this period we were able to pass along some of these cost increases to our customers in the form of higher cylinder selling prices. In 2005, we entered into index arrangements with the majority of our customers to systematically adjust pricing to reflect changes in raw material costs.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses, or SG&A, include sales and marketing expenses, payroll and related costs, design engineering, insurance and professional fees, property and other non-income taxes and administrative and other types of overhead expenses. We expect SG&A expenses will increase in absolute terms as we increase our sales and expand into additional geographic regions as well as incur additional costs associated with operating as a public company.

Results of Operations

Combined Consolidated Results of Operations

	Year Ended December 31,						Three Months Ended March 31,
	2003	% of Net Sales	2004	% of Net Sales	2005	% of Net Sales	2005	% of Net Sales	2006	% of Net Sales
	(dollars in thousands)
Net Sales	$133,759	100.0%	$166,834	100.0%	$189,058	100.0%	$51,500	100.0%	$48,517	100.0%
Cost of Goods Sold	117,603	87.9	140,863	84.4	162,187	85.8	42,374	82.3	41,505	85.5

Gross Profit	16,156	12.1	25,971	15.6	26,871	14.2	9,126	17.7	7,012	14.5
Selling, General and Administrative Expenses	13,088	9.8	13,149	7.9	14,573	7.7	3,544	6.9	3,978	8.2
Interest Expense	2,116	1.6	2,371	1.4	1,646	0.9	523	1.0	444	0.9
Other Expenses—Net	1,496	1.1	317	0.2	1,465	0.8	402	0.8	70	0.1

Income (Loss) From Continuing Operations Before Income Taxes	(544)	N.M.	10,134	6.1	9,187	4.9	4,657	9.0	2,520	5.2
Income Tax (Benefit) Expense	906	0.7	2,057	1.2	(1,295)	N.M.	777	1.5	735	1.5

Income (Loss) from Continuing Operations	(1,450)	N.M.	8,077	4.8	10,482	5.5	3,880	7.5	1,785	3.7
Loss from Discontinued Operations—Net of tax	(2,095)	N.M.	(371)	N.M.	(103)	N.M.	—	—	—	—

Net Income (Loss)	$(3,545)	N.M.	$7,706	4.6	$10,379	5.5	$3,880	7.5	$1,785	3.7

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Net Sales.    During the first three months of 2006, our net sales decreased by 5.8% to $48.5 million from record first-quarter net sales of $51.5 million in the first three months of 2005. Of this decrease, $5.0 million was due to a decline in sales volumes in our German operations that was partially offset by the strength in sales in North America related to the oil exploration and waste handling markets. Exchange rate movements decreased net sales by $0.4 million, or 0.8%.

Cost of Goods Sold.    During the first three months of 2006, our cost of goods sold decreased by 2.1% to $41.5 million from $42.4 million in the first three months of 2005. This decrease was due principally to the decline in sales volume. As a percentage of net sales, cost of goods sold increased to 85.5% from 82.3% in the first three months of 2005. Key factors affecting this increase included the impact of fixed cost absorption in Germany and pricing pressure in Brazil, arising from the strength of the Brazilian real, relating to cylinders incorporated in equipment for export. Continued increases in the cost of raw materials were largely offset by our ability to pass such increases through to our customers.

Gross Profit.    During the first three months of 2006, our gross profit decreased by 23.2% to $7.0 million from $9.1 million in the first three months of 2005. As a percentage of net sales, gross profit decreased to 14.5% from 17.7% in the first three months of 2005, due principally to the decline in sales volume, the impact of fixed cost absorption, costs associated with headcount reductions in Europe and pricing pressure in Brazil, arising from the strength of the Brazilian real, relating to cylinders incorporated in equipment for export.

Selling, General and Administrative Expenses.    During the first three months of 2006, our selling, general and administrative, or SG&A, expenses increased by 12.2% to $4.0 million from $3.5 million in the first three months of 2005, primarily due to general salary increases. As a percentage of net sales, SG&A expenses increased to 8.2% from 6.9% in the first three months of 2005.

Interest Expense.    During the first three months of 2006, our interest expense decreased by 15.1% to $0.4 million from $0.5 million in the first three months of 2005. The decrease in interest expense reflects the refinancing of the Hengstler and Pacoma facilities at more attractive interest rates.

Income Tax (Benefit) Expense.    During the first three months of 2006, our income tax expense decreased slightly to $0.7 million from $0.8 million in the first three months of 2005. This decrease was primarily the result of lower pre-tax income in 2006 compared to 2005. Our effective tax rate continues to be low due to our ability to offset current taxable income with our net operating loss carryforwards.

Net Income. During the first three months of 2006, our net income decreased by 54.0% to $1.8 million from $3.9 million in the first three months of 2005, due to the factors described above. As a percentage of net sales, net income decreased to 3.7% from 7.5% in the first three months of 2005.

2005 Compared to 2004

Net Sales.    In 2005, our net sales increased by 13.3% to $189.1 million from $166.8 million in 2004. Strong global economic conditions, continued strength in most of the end markets in which our OEM customers operate and new market penetration initiatives resulted in approximately $8.7 million in additional revenues related to increased sales volumes. Our net sales also increased by $6.8 million related to various cylinder price increases, which were implemented partially to offset increases in the cost of steel. Exchange rate movements increased net sales by $6.8 million, or 4.1%.

Cost of Goods Sold.    In 2005, our cost of goods sold increased by 15.1% to $162.2 million from $140.9 million in 2004. This increase was due principally to increased sales volume, which generated additional expenses of $13.5 million. As a percentage of net sales, cost of goods sold increased only slightly, to 85.8% from 84.4% in 2004, primarily reflecting continued increases in the cost of steel of approximately $3.5 million in 2005. Increases in the cost of raw materials were largely offset by our ability to pass such increases through to our customers and implement other operating improvements. Exchange rate movements increased cost of goods sold by $4.3 million.

Gross Profit.    In 2005, our gross profit increased by 3.5% to $26.9 million from $26.0 million in 2004. As a percentage of net sales, gross profit decreased to 14.2% from 15.6% in 2004, due principally to a lag between steel material cost increases and customer price adjustments.

Selling, General and Administrative Expenses.    In 2005, our SG&A expenses increased by 10.8% to $14.6 million from $13.1 million in 2004. This increase is largely attributable to general salary and wage increases, increases in some of our insurance rates based on higher sales volumes, and higher management costs associated with restructuring our Ontario manufacturing facility. As a percentage of net sales, SG&A expenses decreased to 7.7% from 7.9% in 2004.

Interest Expense.    In 2005, our interest expense decreased by 30.6% to $1.6 million from $2.4 million in 2004. The decrease in interest expense reflects modest debt reduction and the refinancing of our senior credit facilities on more favorable terms, partially offset by rising short-term interest rates.

Income Tax (Benefit) Expense.    In 2005, our income tax expense decreased to $(1.3) million from $2.1 million in 2004. This decrease was primarily the result of the reversal of our valuation allowance against net deferred tax assets in foreign jurisdictions pursuant to FASB No. 109, as described in more detail in the notes to our audited financial statements included elsewhere in this prospectus.

Net Income.    In 2005, our net income increased by 34.7% to $10.4 million from $7.7 million in 2004, due to the factors described above. As a percentage of net sales, net income increased to 5.5% from 4.6% in 2004.

2004 Compared to 2003

Net Sales.    In 2004, net sales increased by 24.7% to $166.9 million from $133.8 million in 2003. Improving global economic conditions and strength in most of the end markets in which our OEM customers operate increased sales volumes by $17.8 million. We also implemented price increases to previously low margin accounts and passed through the costs of rising steel surcharges, which increased net sales by $5.2 million. Exchange rate movements increased net sales by $10.1 million, or 7.5%.

Cost of Goods Sold.    In 2004, our cost of goods sold increased by 19.8% to $140.9 million from $117.6 million in 2003. This increase was due principally to increased sales volume, which generated additional expenses of $12.0 million. Increases in the cost of steel resulted in additional expenditures from 2003 to 2004 of $3.3 million. Exchange rate movements increased cost of goods sold by $8.0 million. As a percentage of net sales, cost of goods sold decreased to 84.4% from 87.9% in 2003.

Gross Profit.    In 2004, our gross profit increased by 60.8% to $26.0 million from $16.2 million in 2003. As a percentage of net sales, gross profit increased to 15.6% from 12.1% in 2003, due principally to the success of the operational initiatives implemented by our new management team in 2003 and 2004, the closure of our Mexican facility in 2003 and increased utilization of excess capacity across all of our facilities. Additionally, we implemented price increases on previously low margin accounts.

Selling, General and Administrative Expenses.    In 2004, our SG&A expenses remained unchanged from 2003. As a percentage of net sales, operating expenses decreased to 7.9% from 9.8% in 2003. The decrease in operating expenses as a percentage of net sales was a result of the closure of our Mexican facility in 2003 and the success of other efforts to streamline operations, including reductions in headcount and non-essential costs.

Interest Expense.    In 2004, our interest expense increased by 12.1% to $2.4 million from $2.1 million in 2003. The increase in interest expenses resulted from increases in prevailing market interest rates, which affect our variable-rate borrowings under our credit facilities and additional borrowing costs and charges associated with extending what was then our largest credit facility.

Income Tax Expense.    In 2004, our income tax expense increased to $2.1 million from $0.9 million in 2003, as a result of increased taxable income.

Net Income.    In 2004, our net income increased to $7.7 million, from a net loss of $3.5 million in 2003, due to the factors described above.

Results of Operations by Segment

Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

Europe

	Three Months Ended March 31,
	2005	% of Company Total	2006	% of Company Total
	(dollars in thousands)
Net Sales	$27,491	53.4%	$22,282	45.9%
Income From Continuing Operations	1,374	35.4	454	25.4

Net Sales.    During the first three months of 2006, net sales of products manufactured in our German facilities decreased by 18.9% to $22.3 million from $27.5 million in the first three months of 2005. Exchange rate movements decreased net sales by $2.1 million, or 7.6%, accounting for 40.0% of the decrease in net sales in this segment from the first three months of 2005. The remaining $3.1 million decrease in net sales was partially due to the absence of a 2005 one-time, approximately $1.0 million program to sell new spare parts and the decreased sales levels arising from the loss of two second-tier customers (one to insolvency and the other to a foreign competitor). A large customer also experienced a delay with the introduction of a new product.

Income From Continuing Operations.    During the first three months of 2006, income from continuing operations of our European segment decreased by 67.0% to $0.5 million from $1.4 million in the first three months of 2005, principally due to lower net sales levels and fixed-cost absorption rates. This segment also experienced some continuing labor costs due to a timing lag in its ability to reduce headcount because of German labor laws.

North America

	Three Months Ended March 31,
	2005	% of Company Total	2006	% of Company Total
	(dollars in thousands)
Net Sales	$18,120	35.2%	$20,155	41.6%
Income From Continuing Operations	1,376	35.5	694	38.9

Net Sales.    During the first three months of 2006, net sales of products manufactured in our North American facilities increased by 11.2% to $20.2 million from $18.1 million in the first three months of 2005. This increase was primarily the result of strong sales to the oil exploration industry and the waste handling industry, partially offset by weakness in forestry equipment sales and delays in the introduction of a new product by a large customer. Exchange rate movements increased net sales by $0.7 million, or 3.9%.

Income From Continuing Operations.    During the first three months of 2006, income from continuing operations of our North American segment decreased to $0.7 million from $1.4 million in the first three months of 2005, principally due to reorganization costs at our Ontario facility, higher overtime and outsourcing costs attributable to increased sales volumes, and machinery repair costs.

South America

	Three Months Ended March 31,
	2005	% of Company Total	2006	% of Company Total
	(dollars in thousands)
Net Sales	$6,052	11.7%	$6,223	12.8%
Income From Continuing Operations	1,192	30.7	941	52.7

Net Sales.    During the first three months of 2006, net sales of products manufactured in our Brazilian facility increased by 2.8% to $6.2 million from $6.1 million in the first three months of 2005. Exchange rate movements increased net sales by $1.1 million, or 17.7%. In addition, as a result of our increased focus on the construction market, our Brazilian facility experienced strong sales in that market. These positive developments were partially offset by continued weakness in the sale of agricultural equipment.

Income From Continuing Operations.    During the first three months of 2006, income from continuing operations of our South American segment decreased by 21.1% to $0.9 million from $1.2 million in the first three months of 2005, due principally to depressed economic conditions in the Brazilian agricultural market, pricing pressure in Brazil arising from the strength of the Brazilian real, relating to cylinders incorporated in equipment for export, and some SG&A wage increases.

2005 Compared to 2004

Europe

	Year Ended December 31,
	2004	% of Company Total	2005	% of Company Total
	(dollars in thousands)
Net Sales	$89,677	53.8%	$95,620	50.6%
Income From Continuing Operations	2,846	35.2	2,501	23.9

Net Sales. In 2005, net sales of products manufactured in our German facilities increased by 6.6% to $95.6 million from $89.7 million in 2004. This increase was primarily the result of strong economic conditions in Europe, continued strength in most of the end markets in which the OEM customers of our German facilities operate, and cylinder price increases to partially offset increases in the cost of steel. Exchange rate movements increased net sales by $0.7 million, or 0.8%.

Income From Continuing Operations. In 2005, income from continuing operations of our European segment decreased by 12.1% to $2.5 million from $2.8 million in 2004, principally due to a lag between steel cost increases and customer price adjustments.

North America

	Year Ended December 31,
	2004	% of Company Total	2005	% of Company Total
	(dollars in thousands)
Net Sales	$58,488	35.0%	$73,000	38.6%
Income From Continuing Operations	1,298	16.1	3,649	34.8

Net Sales. In 2005, net sales of products manufactured in our North American facilities increased by 24.8% to $73.0 million from $58.5 million in 2004. This increase was primarily the result of strong economic conditions in North America, continued strength in most of the end markets in which the OEM customers of our North American facilities operate, new market penetration initiatives, and our ability to increase pricing to our customers primarily reflecting increases in the cost of steel. Exchange rate movements between the U.S. and Canadian dollar increased net sales by $2.6 million, or 4.6%.

Income From Continuing Operations. In 2005, income from continuing operations of our North American segment increased to $3.6 million from $1.3 million in 2004, principally due to the increase in net sales and our ability to offset increases in raw material costs with price increases, as well as the results of operational improvements.

South America

	Year Ended December 31,
	2004	% of Company Total	2005	% of Company Total
	(dollars in thousands)
Net Sales	$20,285	12.2%	$20,998	11.1%
Income From Continuing Operations	3,382	41.9	2,129	20.3

Net Sales. In 2005, net sales of products manufactured in our Brazilian facility increased by 3.5% to $21.0 million from $20.3 million in 2004. Exchange rate movements increased net sales by $3.5 million, or 17.0%. In addition, our Brazilian facility benefited from the successful expansion of its business in the construction market. These positive developments were partially offset by general weakness in the Brazilian economy, and in particular the market for agricultural equipment.

Income From Continuing Operations. In 2005, income from continuing operations of our South American segment decreased by 37.0% to $2.1 million from $3.4 million in 2004, due to the factors described above and a lag between steel cost increases and customer price adjustments, as well as increased selling expenses and wages.

2004 Compared to 2003

Europe

	Year Ended December 31,
	2003	% of Company Total	2004	% of Company Total
	(dollars in thousands)
Net Sales	$76,011	56.8%	$89,677	53.8%
Income From Continuing Operations	39	N.M.	2,846	35.2

Net Sales. In 2004, net sales of products manufactured in our German facilities increased by 18.0% to $89.7 million from $76.0 million in 2003. This increase was partially the result of improving conditions in the European economy, strength in most of the end markets in which the OEM customers of our German facilities operate, and capacity shortages in the custom-designed cylinder market which allowed us to increase prices selectively. Exchange rate movements increased net sales by $7.7 million, or 10.1%.

Income From Continuing Operations. In 2004, income from continuing operations of our European segment increased to $2.8 million from $0.04 million in 2003, principally due to the success of the operational initiatives implemented by our new management team in 2003 and 2004 including the streamlining of production flow at our Pacoma facility, and increased utilization of excess capacity.

North America

	Year Ended December 31,
	2003	% of Company Total	2004	% of Company Total
	(dollars in thousands)
Net Sales	$44,804	33.5%	$58,488	35.0%
Income (Loss) From Continuing Operations	(1,298)	N.M.	1,298	16.1

Net Sales. In 2004, net sales of products manufactured in our North American facilities increased by 30.5% to $58.5 million from $44.8 million in 2003. This increase was primarily the result of strong economic conditions in North America, strength in most of the end markets in which the OEM customers of our North American facilities operate and increases in selling prices to previously low margin accounts. Exchange rate movements between the U.S. and Canadian dollar increased net sales by $1.7 million, or 3.8%.

Income (Loss) From Continuing Operations. In 2004, income (loss) from continuing operations of our North American segment increased to $1.3 million from $(1.3) million in 2003, primarily due to the factors described above and operational initiatives implemented by our new management team.

South America

	Year Ended December 31,
	2003	% of Company Total	2004	% of Company Total
	(dollars in thousands)
Net Sales	$13,487	10.1%	$20,285	12.2%
Income From Continuing Operations	1,253	N.M.	3,382	41.9

Net Sales. In 2004, net sales of products manufactured in our Brazilian facility increased by 50.4% to $20.3 million from $13.5 million in 2003. This increase was due primarily to improving conditions in the Brazilian economy, strength in the Brazilian market for agricultural equipment, increases in selling prices to previously low margin accounts and the addition of a large customer in Brazil that also purchases cylinders from some of our other facilities. Exchange rate movements increased net sales by $0.7 million, or 4.9%.

Income From Continuing Operations. In 2004, income from continuing operations of our South American segment increased by 169.9% to $3.4 million from $1.3 million in 2003, principally due to the operational initiatives implemented by our new management team in 2003 and 2004 and increased utilization of excess capacity in our Brazilian facility.

Liquidity and Capital Resources

Historically, our primary sources of capital have been cash generated from operations, borrowings under our senior secured credit facilities and sales of common and preferred stock and warrants to the Centre Entities. Short-term fluctuations in working capital requirements have been met through borrowings under revolving lines of credit, as needed. Our principal uses of cash have been to pay operating expenses, make capital expenditures, service debt and pay dividends.

Hyco International, Inc. is a holding company, and the stock of its subsidiaries is its only material asset. Consequently, the direct and indirect subsidiaries of Hyco International conduct all of our operations and own all of our operating assets. These subsidiaries are separate and distinct legal entities and have no legal obligation to make funds available to Hyco International for the payment of dividends. The terms of each subsidiary’s credit facilities significantly restrict them from paying dividends, making loans or other distributions and otherwise transferring assets to Hyco International or related entities. Furthermore, some or all of such subsidiaries may incur additional indebtedness that may restrict or prohibit the payment of dividends, the making of loans or other distributions or the transfer of assets to Hyco International.

Working Capital and Cash Flows

Net cash used by operating activities during the three months ended March 31, 2006 was $3.3 million, compared to $1.4 million during the three months ended March 31, 2005. The $1.9 million increase in net cash used by operating activities in the three months ended March 31, 2006 was due primarily to a reduction in net income and increases in outstanding accounts receivable and inventories, partly offset by increases in accounts payable and other accrued expenses. Net cash provided by operating activities in 2005 was $14.4 million, compared to $1.8 million in 2004 and $0.5 million in 2003. The $12.6 million increase in net cash provided by operating activities in 2005 was due primarily to an increase in net income and a decline in outstanding accounts receivable. There was also a significant reduction in inventories, resulting from a management program to use working capital more efficiently, which was partly offset by a corresponding decline in accounts payable and other liabilities. The increase in net cash provided by operating activities in 2004 compared to 2003 was due primarily to an increase in net income, partly offset by increases in accounts receivable and inventories.

Net cash used in investing activities during the three months ended March 31, 2006 was slightly less than $0.9 million, compared to slightly greater than $0.9 million during the three months ended March 31, 2005. The increase in net cash used in investing activities in the three months ended March 31, 2006 was due primarily to a minor decrease in capital equipment purchases. Net cash used in investing activities in 2005 was $5.6 million, compared to $2.0 million in 2004 and $0.9 million in 2003. The $3.6 million increase in net cash used in investing activities in 2005 was due primarily to increased purchases of property, plant and equipment. Examples of these purchases include a new manufacturing line at our Brazil facility to build construction cylinders and a production line at the Pacoma facility to make rods. The increase in net cash used in investing activities in 2004 compared to 2003 was due primarily to increased capital expenditures.

Net cash used in financing activities during the three months ended March 31, 2006 was $0.6 million, compared to net cash provided by financing activities of $1.1 million during the three months ended March 31, 2005. The $1.7 million decrease in net cash provided by financing activities in the three months ended March 31, 2006 was due primarily to the payment of approximately $2.0 million in dividends by Hyco Hidrover LTDA in January 2006. Net cash used in financing activities in 2005 was $5.1 million, compared to net cash provided by financing activities of $0.5 million in 2004 and $2.6 million in 2003. The $5.6 million decrease in net cash provided by financing activities in 2005 was due primarily to an increase in dividends paid and payments made to lower our outstanding balances on our revolving lines of credit. The decrease in net cash provided by financing activities in 2004 compared to 2003 was due primarily to reduced capital contributions and shareholder advances and an increase in payments of long-term debt, which was partly offset by advances of long-term debt and borrowings under our revolving credit facilities. The activity regarding long-term debt was due to the refinancing of the North American credit facility.

As part of the operational initiatives implemented by our new management team in 2003, we significantly improved our working capital management practices. Since 2002, our working capital has grown with increases in net sales. Total working capital at March 31, 2006 was $30.6 million. We believe that cash provided by operating activities, together with net proceeds from this offering and borrowings under our revolving credit facilities, will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months.

Capital Expenditures

Our capital expenditures, consisting primarily of purchases of machinery and equipment, were $5.7 million in 2005, compared to $2.6 million in 2004 and $2.1 million in 2003. We believe that our facilities are generally well maintained and are adequate for us to operate our business. We anticipate that capital expenditures will be approximately $7.0 million in 2006.

Long-Term Debt

The following table sets forth certain information about our three credit facilities.

Credit Facility	Term Amount	Revolver Capacity	Total	Maturity	Outstanding Balance at March 31, 2006 Term Revolver Total						Weighted Average Rate at March 31, 2006	Maximum Additional Revolver Capacity at March 31, 2006
	(dollar and euro amounts in millions)
North America	$4.8	$13.0	$17.8	12/29/09	$3.9		$10.9		$14.8		8.06%	$2.1
Pacoma	€3.3	€13.2	€16.5	6/21/08	€3.1	(1)	€7.1	(2)	€10.2	(3)	4.53%	€0.6	(4)
Hengstler	—	€2.3	€2.3	9/23/08	—		€0.1	(5)	€0.1	(5)	4.60%	€1.8	(6)

(1)	Approximately $3.8 million at the exchange rate as of March 31, 2006.
(2)	Approximately $8.7 million at the exchange rate as of March 31, 2006.
(3)	Approximately $12.5 million at the exchange rate as of March 31, 2006.
(4)	Approximately $0.7 million at the exchange rate as of March 31, 2006.
(5)	Approximately $0.2 million at the exchange rate as of March 31, 2006.
(6)	Approximately $2.2 million at the exchange rate as of March 31, 2006.

North America.    On December 29, 2004, Hyco Holdings LLC and Hyco Alabama LLC entered into the North American credit facility, which provides for a revolving loan and a term loan. The North American credit facility contains certain covenants, including restrictions on incurring additional indebtedness, granting liens, paying dividends and other distributions, and selling assets; and covenants requiring us to maintain a minimum tangible net worth, maximum debt service coverage ratios, maximum capital expenditures and maximum operating lease expenditures. As of March 31, 2006, we were in compliance with all covenants under the North

American credit facility. We expect to amend the North American credit facility in July 2006 to provide for $3.5 million in new term loan borrowings, which we will use to pay dividends on our Series A preferred stock, and to extend the maturity of all borrowings under the North American credit facility until December 31, 2010. The $3.5 million in new term loan borrowings will be repaid with a portion of the proceeds of this offering.

Borrowings under the revolving portion of the North American credit facility accrue interest at LIBOR plus 3.00% or Prime plus 0.50%. Borrowings under the revolver are limited to the sum of (1) 85% of our North American eligible accounts receivable and (2) the lesser of $6.0 million or 55% of our North American eligible finished goods inventory plus 55% of all other North American inventory, excluding work in progress inventory. We refer to this sum as the borrowing base. Availability for each subsidiary is limited to its separate borrowing base with aggregate revolving loan availability limited to $13.0 million. As of March 31, 2006, we had borrowings of $10.9 million outstanding under the revolving portion of the North American credit facility, with remaining availability of $2.1 million.

The term loan under the North American credit facility had an original principal amount of $4.8 million and accrues interest at LIBOR plus 3.50% or Prime plus 1.00%. As of March 31, 2006, $3.9 million of principal amount remained outstanding under the term loan.

Borrowings under the North American credit facility are secured by all personal property and fixtures of Hyco Holdings LLC, Hyco Alabama LLC and each subsidiary guarantor of such borrowings, except for the share capital of Hyco Hidrover LTDA held by Hyco Holdings LLC. In addition, such borrowings are secured by our facilities in Alabama and St. Wenceslas, Quebec, Canada.

Pacoma.    On June 21, 2005, Pacoma refinanced its previously existing credit agreement by entering into the Pacoma credit facility, which provides for a revolving loan and a term loan. The Pacoma credit facility contains certain covenants, including restrictions on dispositions of collateral, restrictions on the granting of liens, paying dividends, debt service coverage ratios and maximum capital expenditures. As of March 31, 2006, we were in compliance with all covenants under the Pacoma credit facility. All borrowings under the Pacoma credit facility mature on June 21, 2008.

Borrowings under the revolving portion of the Pacoma credit facility accrue interest at EURIBOR plus 2.00%. Borrowings under the revolver are limited to the sum of (1) the lesser of €12 million or 85% of Pacoma’s eligible accounts receivable and (2) the lesser of €1.2 million or 60% of Pacoma’s eligible finished goods inventory and 30% of Pacoma’s eligible raw materials and work in progress inventory, less preferential creditors, valued at the lower of FIFO cost or market. Aggregate revolving loan availability is limited to €13.2 million. As of March 31, 2006, we had borrowings of €7.1 million (approximately $8.7 million at the exchange rate as of March 31, 2006) outstanding under the revolving portion of the Pacoma credit facility, with remaining availability of €0.6 million.

As of March 31, 2006, there were borrowings under the term loan portion of the Pacoma credit facility in the principal amount of €3.1 million. These borrowings accrued interest at EURIBOR plus 2.00%.

Borrowings under the Pacoma credit facility are secured by substantially all of Pacoma’s personal property; accounts receivables; patents, trademarks and other intellectual property rights; the pledged share capital of a Pacoma subsidiary; and our facility at Eschwege, Germany.

Hengstler.    On September 23, 2005, Hengstler entered into the Hengstler credit facility, which provides for a revolving loan based on Hengstler’s eligible accounts receivable. The Hengstler credit facility contains certain covenants, including restrictions on dispositions of collateral, restrictions on the granting of liens, paying dividends, debt service coverage ratios and maximum capital expenditures. As of March 31, 2006, we were in compliance with all covenants under the Hengstler credit facility. All borrowings under the Hengstler credit facility mature on September 23, 2008.

Borrowings under the Hengstler credit facility accrue interest at EURIBOR plus 2.00%. Borrowings are limited to the lesser of €2.3 million or 85% of eligible accounts receivable. As of March 31, 2006, we had borrowings of €0.1 million (approximately $0.1 million at the exchange rate as of March 31, 2006) outstanding under the Hengstler credit facility, with remaining availability of €1.8 million.

Borrowings under the Hengstler credit facility are secured by substantially all of Hengstler’s accounts receivable.

Industrial Revenue Bonds

Construction of a portion of our Alabama facilities was financed by the issuance of industrial revenue bonds in the original principal amount of $4.0 million. The industrial revenue bonds contain certain covenants, including a fixed charged coverage limitation, limitations on capital expenditures and a minimum EBITDA. As of March 31, 2006, we were in compliance with all such covenants. As of March 31, 2006, the outstanding balance on the industrial revenue bonds was $2.8 million. Of that amount, $1.9 million accrues interest at a rate of 4.53% and matures on September 1, 2008, and $0.9 million accrues interest at a rate of 3.61% and matures on September 1, 2015.

The industrial revenue bonds are not directly secured by any of our assets. When Hyco Alabama LLC issued the industrial revenue bonds, however, it caused Regions Bank to post irrevocable letters of credit on which funds can be drawn to make payments on the bonds. As security for its obligations under the credit agreement pursuant to which Regions Bank agreed to post such letters of credit, Hyco Alabama LLC granted to Regions Bank a security interest in a portion of our Alabama facility and all machinery and equipment in such facility.

Capital Leases

We have financed the purchase of certain manufacturing equipment through capital lease finance agreements. These leases generally require monthly payments of principal and interest and are scheduled to mature over a period from 2007 to 2010. As of March 31, 2006, the outstanding balance under our capital leases, excluding current maturities, was $0.8 million. Our capital leases bear interest at rates ranging from 4.9% to 8.2%.

Other Long-Term Debt

In connection with our purchase of certain assets of Dana Corporation in 1998, we issued a note payable to Dana in the principal amount of $1.4 million. As of March 31, 2006, $0.6 million remained outstanding under the note, which does not bear interest. We will make quarterly principal payments to Dana in the amount of $34,000 until January of 2011. As a result of a restructuring of the note in February of 2003 that eliminated our obligation to make cash interest payments, we discounted the note by $0.3 million to reflect imputed interest at 7%.

In 2002, the Centre Entities loaned $950,000 to Pacoma. This loan bore interest at a rate of 6.00%. In 2005, all amounts outstanding under this loan were repaid.

Contractual Obligations

The following table sets forth our actual contractual obligations as of December 31, 2005.

	Payments Due by Year
	2006	2007	2008	2009	2010	Thereafter	Total
	(in thousands)
Long-term debt obligations	$2,083	$2,140	$11,822	$12,197	$251	$821	$29,314
Operating lease obligations	603	429	356	335	306	1,611	3,640
Capital lease obligations	359	249	117	123	42	—	890

Total	$3,045	$2,818	$12,295	$12,655	$599	$2,432	$33,844

The following table sets forth our contractual obligations after giving effect to the pre-offering transactions and the application of the net proceeds from this offering as described under “Use of Proceeds.”

	Payments Due by Year
	2006	2007	2008	2009	2010	Thereafter	Total
	(in thousands)
Long-term debt obligations(1)	$1,333	$2,205	$12,058	$926	$1,631	$821	$18,974
Operating lease obligations	302	429	356	335	306	1,611	3,339
Capital lease obligations	251	212	117	123	42	0	745

Total	$1,886	$2,846	$12,531	$1,384	$1,979	$2,432	$23,058

(1)	Not included in the table above are the estimated cash interest requirements associated with our debt, as calculated at the rates in effect at May 31, 2006: $568,495 in 2006; $974,962 in 2007; $480,789 in 2008; $217,686 in 2009; $104,404 in 2010; and $15,320 thereafter.

Transaction Bonuses

Upon consummation of this offering, the selling stockholders will fund, on a pro rata basis according to the amount of net proceeds received by the selling stockholders in this offering, a management bonus pool in an amount equal to the sum of $1.0 million and 2% of the excess of the enterprise value of Hyco implied by the initial offering price over $100.0 million. Assuming an initial public offering price of $             per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, the bonus pool would equal $             million. Such funds will be used to pay special transaction bonuses to certain of our officers and employees, including the named executive officers other than Mr. Whitaker. Transaction bonuses will be paid at the consummation of the offering or shortly thereafter.

In addition, upon consummation of this offering or shortly thereafter, the selling stockholders will pay a transaction bonus in the amount of $             million, consisting of cash and shares of our common stock, to Mr. Whitaker.

As a result of these bonuses, we will record a compensation expense and a corresponding deemed contribution to capital.

Net Operating Loss Carryforwards

At December 31, 2005, we had U.S. federal net operating loss carryforwards aggregating approximately $27.2 million, U.S. state net operating loss carryforwards of approximately $16.4 million and foreign net operating loss carryforwards of approximately $4.3 million, which expire at various times between 2015 and 2024. Since this offering will cause us to undergo an ownership change, our ability to use our existing net operating loss carryforwards will likely be limited.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies

In preparing our financial statements in accordance with U.S. GAAP, we have to make estimates and assumptions about future events that affect the amounts of reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Some of our accounting policies require the application of significant judgment by management in the selection of appropriate assumptions for determining these estimates. By their nature, these judgments are subject to a degree of uncertainty; therefore, we cannot assure you that actual results will not differ from estimated results. We base these judgments on our historical experience, advice from experienced consultants, management’s forecasts and other available information, as appropriate. Our significant accounting policies are more fully described in Note 3 to the Combined Consolidated Financial Statements included elsewhere in this prospectus. Our most critical accounting policies are as follows and include revenue recognition, allowance for uncollectible accounts receivable, inventories, income taxes, goodwill and the valuation of long-lived assets.

Basis of Presentation

Hyco International and Hyco Hidrover LTDA are considered entities under the common control of the Centre Entities, as defined in EITF 02-5 “Definition of Common Control in Relation to FASB Statement of Financial Accounting Standards No. 141, Business Combinations.” Accordingly, the Combined Consolidated Financial Statements include the accounts of Hyco International, Hyco Hidrover LTDA and their respective wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in combination and consolidation.

Revenue Recognition

We recognize revenue and the related account receivable when the following four criteria are met: (1) persuasive evidence of an arrangement exists; (2) ownership has transferred to the customer; (3) the selling price is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (4) is based on management’s judgments regarding the collectibility of our accounts receivable. Generally, those four criteria are satisfied and revenue is recognized when we ship our manufactured products to our customers. Provisions for discounts, returns, allowances, customer rebates and other adjustments, which have averaged less than 1% of sales for the years ended December 31, 2005, 2004 and 2003, are provided for in the same period as the related revenues are recorded and are determined based on historical experience or specific customer arrangements.

Allowance for Uncollectible Accounts Receivable

Prior to the recognition of revenue, we make a decision that collectibility is reasonably assured. Over time, management analyzes accounts receivable balances, historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for uncollectible accounts receivable. Significant management judgment and estimates must be made and used in connection with establishing the allowance for uncollectible accounts receivable in any accounting period. The accounts receivable balance was $21.8 million and $25.5 million, net of allowance for uncollectible accounts receivable of $0.4 million and $0.6 million, as of December 31, 2005 and 2004, respectively.

If the financial condition of our customers were to deteriorate, resulting in an impairment to their ability to make payments, additional allowances may be required.

Inventory

Inventories are carried at the lower of cost or market. Cost includes materials, direct and indirect labor, employee benefits, energy and fuel, depreciation and overhead. Management reviews inventory quarterly to determine the necessity of write-offs for excess or obsolete inventory. Inventory over 12 months old is generally reserved unless customer arrangements or other special circumstances exist because it could be deemed unsaleable if it can not pass follow-up quality tests due to inactivity. We reserve for inventory obsolescence based on management’s judgment of future realization. These reviews require management to assess customer and market demand. If circumstances were to change, these estimates may be increased or decreased to adjust the reserve for excess or obsolete inventory.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure, together with assessing temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income, and to the extent we believe that recovery is not likely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. We record valuation allowances due to uncertainties related to our ability to utilize some of our deferred tax assets, primarily consisting of certain state net operating losses carried forward and state tax credits, before they expire. The valuation allowance is based on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. In the event that actual results differ from these estimates or we adjust these estimates in future periods, we may need to establish an additional valuation allowance, which could have a material negative impact on our statement of operations and our balance sheet.

At December 31, 2005, we had net federal and state deferred tax assets related to net operating losses of $2.5 million. In 2004 and prior years, the Company had recorded a full valuation allowance against its net deferred tax assets (both domestic and foreign) due to the uncertainty of ultimate realization. In 2005, the Company reversed its entire valuation allowance against its foreign deferred tax assets due to positive evidence of cumulative book income in recent years and managements ability to reasonably predict future earnings. The Company continued to maintain a full valuation allowance against its domestic net deferred tax assets. For additional information, see Note 10 to our Combined Consolidated Financial Statements included in this prospectus.

Goodwill

We test the carrying amount of goodwill annually as of January 1 of each year or more frequently if circumstances exist. Our judgments regarding the existence of impairment indicators are based on legal factors, market conditions and operational performance of our one acquired reporting unit for which we have goodwill. Impairment testing is performed in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, and is based on a discounted cash flow approach to determine the fair value of each reporting unit. The determination of fair value requires significant management judgment including estimating future sales volumes, growth rates of selling prices and costs, changes in working capital, investments in property and equipment and the selection of an appropriate discount rate. We also test the sensitivities of fair value estimates to changes in our growth assumptions of sales volumes, selling prices and costs. If the carrying amount of a reporting unit that contains goodwill exceeds fair value, a possible impairment is indicated. If a possible impairment is indicated, we estimate the implied fair value of goodwill by comparing the carrying amount of the net assets of the unit excluding goodwill to the total fair value of the unit attributed to those net assets. If the carrying amount of goodwill exceeds its implied fair value, an impairment charge is recorded. Our most recent annual impairment test was performed January 1, 2006 and did not result in an impairment.

Valuation of Long-Lived Assets

Pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, we periodically evaluate long-lived assets, including property, plant and equipment and definite lived intangible assets whenever events or changes in conditions may indicate that the carrying value may not be recoverable. Factors that management considers important that could initiate an impairment review include the following:

•	significant operating losses;

•	recurring operating losses;

•	significant declines in demand for a product produced by an asset capable of producing only that product; and

•	assets that are idled or held for sale.

The impairment review requires management to estimate future undiscounted cash flows associated with an asset or group of assets and sum the estimated future cash flows. If the future undiscounted cash flows are less than the carrying amount of the asset then the difference will be written-off. Estimating future cash flows requires management to make judgments regarding future economic conditions, product demand and pricing. Although we believe our estimates are appropriate, significant differences in the actual performance of the asset or group of assets may materially affect our asset values and results of operations.

Recent Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board, or the FASB, issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The FASB issued SFAS No. 151 in order to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs and wasted material. This statement requires that those items be recognized as current-period charges regardless of whether they meet the “so abnormal” criterion outlined in ARB No. 43. SFAS No. 151 also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. This statement is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123, Share-Based Payment, which replaced SFAS No. 123, Accounting for Stock-Based Compensation, and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires the measurement of all share-based payments to employees and directors, including grants of employee stock options, using a fair-value-based method, and the recording of such expense in our statements of operations. SFAS No. 123R applies to reporting periods beginning after December 15, 2005. To the extent that we decide to issue share-based payments, expect it to have an impact on our results of operations, net income (loss) and net income (loss) per share.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, which replaced APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization or depletion method for long-lived nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS No. 154 is issued. We adopted the provisions of SFAS No. 154, as applicable, beginning in 2006.

Quantitative and Qualitative Disclosures about Market Risk

Commodity Risk

We are exposed to price risks associated with raw material purchases, most significantly purchases of steel. We do not have long-term or fixed-price contracts with our raw-materials suppliers. Our commodity risk is, however, mitigated by our ability to pass through to our customers, increases in the prices of raw materials. In 2005, a 1% increase or decrease in the price of steel would have affected our gross profit by approximately $0.8 million.

Interest-Rate Risk

We are exposed to changes in interest rates on borrowed funds, which could impact our financial condition and results of operations. As of December 31, 2005, we had $28.4 million in variable-rate indebtedness outstanding. We have not hedged our exposure to interest-rate fluctuations. In 2005, a 1% increase or decrease in interest rates would have affected our income before taxes by approximately $0.3 million at the level of variable-rate indebtedness then outstanding.

Foreign Currency Risk

Our non-U.S. operations accounted for 82% of our net sales in 2005 and 81% of our net sales in 2004. As a result, we are exposed to foreign exchange risks to transactions denominated in foreign currencies. These transactions include foreign currency denominated imports and exports of raw materials and finished goods. In all cases, the functional currency is the business unit’s local currency.

We have not historically hedged our foreign currency risk through forward or option contracts. Our foreign currency risk is, however, mitigated because we operate in several foreign countries, reducing the concentration of risk in any one currency. In addition, our foreign operations have limited imports and exports, reducing the potential impact of exchange rate fluctuations. In 2005, a 1% fluctuation in the Euro, Canadian dollar or Brazilian real against the U.S. dollar would have affected our income before taxes by the following amounts:

	€	C$	Real
	(in millions)
Effect on 2005 net income	0.070	0.043	0.041

Investment Risk

Our financial instruments include cash and cash equivalents and accounts and notes receivable. These are all short-term in nature. Accordingly, we believe that we are not exposed to material investment risk.

Inflation

The impact of inflation on our operating results has been moderate in recent years, reflecting generally low rates of inflation in the economies in which we operate. While inflation has not had, and we do not expect that it will have, a material impact on operating results, we cannot assure you that our business will not be affected by inflation in the future.

OUR BUSINESS

Overview

We are a designer and manufacturer of custom-designed hydraulic cylinders used in mobile equipment. With six manufacturing facilities located on three continents, we believe that we are the world’s largest independent manufacturer of mobile hydraulic cylinders. Our manufacturing facilities are strategically located to facilitate a collaborative design and engineering process with our OEM customers, and to deliver our products on a timely basis. Our cylinders are shipped directly and indirectly to countries in North and South America, Europe and Asia, as we leverage our broad manufacturing footprint and each location’s specialized capabilities to serve the global needs of our customers. In 2005, we generated net sales of $189.1 million, net income of $10.4 million and EBITDA of $14.9 million.

Our mobile hydraulic cylinders primarily consist of single-stage, or rod, cylinders and multi-stage, or telescopic, cylinders, and can be found on a wide variety of machines used for construction, material handling, waste handling, agricultural and other applications. Mobile hydraulic cylinders are fundamental components of hydraulic systems, which convert the hydrostatic power of a fluid into mechanical power used for mobile equipment applications, such as steering, suspension, lifting, tilting, compaction, extension, and stabilizing functions. Hydraulic cylinders are essential to the overall performance of mobile equipment, with cylinder failure generally rendering a machine inoperable.

The following are examples of our cylinders and their uses:

Typical Single-Stage Hydraulic Cylinders	Typical Single-Stage Cylinder Application

Typical Multi-Stage Hydraulic Cylinder	Typical Multi-Stage Cylinder Application

We design substantially all of our products in close collaboration with our OEM customers, almost always utilizing integrated design and engineering teams. We have long-standing relationships (many of over 25 years) with a variety of leading multinational OEMs, including AGCO, Caterpillar, CNH, Dover, JCB, Manitowoc, Terex, Tigercat, Volvo, Wastequip and others. In 2005, we manufactured approximately 710,000 cylinders, ranging in size from one-half inch to 36 inches in diameter, and from six inches in retracted length to over 60 feet fully-extended. We believe that our cylinders are well-known to mobile equipment manufacturers for their application-specific features, including sealing elements, induction hardened chrome plated piston rods and roller burnished tube bores.

Our products are principally utilized in the construction, material handling, waste handling and agricultural industries.

The pie chart below illustrates an approximate breakdown of our net sales by our end market classifications in 2005 and representative applications within each of our end markets:

Hyco was formed in 1998 by Centre Partners, a New York-based private equity firm, to acquire manufacturing facilities from Dana Corporation. Since then, we have completed three additional acquisitions of hydraulic cylinder manufacturers located in Canada (1999), Germany (1999) and Brazil (2001). In addition, in 2000 we moved to a greenfield manufacturing facility in Kitchener, Canada and expanded our facility in Alabama.

In 2003, a new senior management team led by our current President and Chief Executive Officer Ron Whitaker instituted a number of operational initiatives designed to increase sales and profitability. The new management team focused on making the company more market driven, enabling us to target faster growing end markets and geographic regions. As part of this process, we conducted a full scale strategic review of our business to better understand customer-level and product-level profitability, and used these metrics as a tool to drive strategy. Additionally, we looked outward to underserved markets and geographies, targeting those which represented attractive growth opportunities. We also examined our existing operations to determine the most effective ways to reduce costs and improve operational efficiencies. To this end, we closed one manufacturing facility, streamlined our financial reporting process, improved product level costing capabilities, identified and optimized production bottlenecks, reduced inventory, focused on purchasing savings and scrap reduction, and undertook a headcount reduction. Our success in implementing these various strategic initiatives contributed to year-over-year sales growth and to margin expansion.

Industry and Market Overview

Hydraulic equipment is a key segment of the broader fluid power industry, which consists of products used in the generation and control of energy using a pressurized medium in the form of water or oil (hydraulics) or air (pneumatics) to move machines and their parts. Fluid power systems can be found on a wide range of equipment such as automobiles, trucks, construction and agricultural equipment (mobile applications) as well as in machine tools (industrial applications) and aerospace applications.

Hydraulic cylinders are critical components of larger hydraulic systems, which typically also include pumps, valves, motors and other parts. Hydraulic cylinders are used to provide the powerful pushes and pulls which make mobile equipment productive. Applications for these cylinders include, for example, earthmoving machines, mobile cranes, drilling rigs, forklift trucks, garbage and dump trucks and agricultural equipment.

The global market for mobile hydraulic cylinders can be divided into two broad product categories: (i) custom-designed cylinders, which are designed to optimize performance for specific applications; and (ii) multi-use cylinders, which typically operate in light-duty applications. We focus on the custom-designed cylinder market. In 2005, more than 90% of our net sales were attributable to custom-designed cylinders, and the remainder to multi-use cylinders.

The global mobile hydraulic cylinder industry is highly fragmented, comprised of both independent manufacturers and OEMs with in-house cylinder manufacturing capabilities. Mobile equipment OEMs generally manufacture cylinders for their own internal needs, with a few also having limited sales to third-party customers.

Independent manufacturers are typically focused on serving the hydraulic cylinder needs of a limited number of OEMs, usually located in close proximity to the cylinder manufacturing facilities. Many independent manufacturers also supply cylinders through distributors to small and mid-sized OEMs as well as original and refurbished cylinders and components for aftermarket replacements.

Demand for mobile hydraulic cylinders typically follows the markets for the mobile equipment in which these cylinders are incorporated, and the economy as a whole. In general, the market for mobile hydraulic cylinders grew throughout the 1990’s before experiencing a reduction in demand in the early 2000’s as a result of declines in several of our top four end markets. Causes for this downturn included a reduction in capital spending and general economic softness around the world. Since the end of 2003, shipments of mobile hydraulic cylinders have grown in each year amidst a broad upturn in capital spending and sustained strength in a wide range of mobile equipment end markets.

Regional and global economic conditions influence our levels of sales and profitability. Yengst Associates, or Yengst, an independent consultancy specializing in gathering data and forecasting results for the mobile equipment industry, estimates that the global economy grew 3.3% during 2005, and expects continued, though more moderate, economic growth through 2006. According to Yengst’s March 2006 Long-Term Machinery Forecast, or the Yengst Report, 2006 global GDP growth will include GDP growth of 2.0% in Europe; 3.3% in the United States; 3.5% in Canada; 3.5% in Brazil and 6.6% in Asia.

According to an industry study by Global Industry Analysts, Inc., or GIA, the worldwide hydraulic cylinder market (which includes both the mobile hydraulic cylinder market in which we participate and the industrial hydraulic cylinder market in which we do not participate) is projected to reach $3.9 billion in 2006 and to grow at a compound annual growth rate of 4.1% from 2001 through 2010. Also according to the GIA study, the United States and Europe are projected to grow by 3.6% and 3.9% per year, respectively, from 2001 through 2010, and Asia Pacific is the fastest growing market with projected annual growth of 5.9% per year from 2001 through 2010.

Hydraulic cylinder market growth is partly driven by construction spending. According to the Yengst Report, construction spending in the United States is expected to increase 4.9% and 4.0% during 2006 and 2007, respectively. Yengst expects that U.S. public construction spending will grow more rapidly than private construction spending, fueled in part by the passage of a $286 billion U.S. transportation spending bill in August 2005. Yengst estimates that U.S. sales of earthmoving construction equipment will grow at a 5.4% compound annual growth rate, or CAGR, from 2005 to 2010.

Yengst expects growth in U.S. material handling equipment sales to increase at a 1.1% CAGR over the five-year period ending 2010. Yengst predicts economic softness in the United States in 2008, which will lead to a broad-based decline for aerial work platforms, forklifts and telehandlers.

Our North American facilities account for more than 90% of the cylinders we sell to waste handling OEMs, most of which specialize in solid waste. These sales are influenced by the volume of solid waste generated, as well as the level of equipment spending by local municipalities and private solid waste management companies. According to the Waste Business Journal, during the 10-year period ended 2004, daily per capita solid waste generation in the United States grew from 6.4 to 8.7 pounds, reflecting a CAGR of 3.2%. During the same period, the volume of waste disposed in U.S. landfills increased at a CAGR of 3.3%. Yengst expects that disposal volume at U.S. landfills will grow at a more modest 1.4% per year through 2010.

Nearly two-thirds of our sales to agricultural equipment OEMs originate in our Brazil facility for use within Brazil as well as for export. Two key factors that affect our South American sales are (i) government agricultural incentives, and (ii) OEM exports of agricultural equipment, which generally display an inverse correlation to the strength of the Brazilian real versus other currencies.

Competitive Strengths

We believe that the following factors contribute to our success in the mobile hydraulic cylinder industry:

•	Leading Market Position. We believe we are the world’s largest independent designer and manufacturer of mobile hydraulic cylinders, serving the global needs of our customers from our six manufacturing facilities located in the United States, Canada, Brazil and Germany. With a significant presence in four major end markets, we provide our multinational OEM customer base with a broad product line and geographically diverse supply solution to meet its varied mobile hydraulic cylinder needs.

•	Broad Manufacturing Footprint. Our ability to design, manufacture and deliver cylinders on three continents and our leading market share among independent manufacturers within each of these markets allows us to provide a high level of customer and market focus to our multinational customers, most of the largest of which purchase cylinders from multiple Hyco facilities. As our OEM customers target different end markets and geographies for their products, we support them as a value-added supplier with the breadth and flexibility to meet their changing needs. We are able to leverage our international facilities to transfer design and manufacturing data from one facility to another in order to cut the cost of product introduction and reduce the supply chain risk inherent in such transfers. In addition, our presence and scale in different geographies enables us to have access to a large network of raw materials, which we can obtain more advantageously than our more geographically limited competitors. We can also leverage regional variances in production costs and currency rates to obtain the lowest delivered cost for our customers.

•

High Value Added Products.    We provide our customers with custom-designed, mission critical hydraulic cylinders, typically engineered and manufactured for a specific application on a particular piece of mobile equipment. This equipment can range in price from approximately $18,000 for a basic skid steer loader, to upwards of $20 million for a fully equipped land-based drilling rig, with a typical piece of mobile equipment costing approximately $180,000. A large majority of our cylinders are designed in close collaboration with our OEM customers to conform to their exacting design requirements and tight manufacturing tolerances. Our manufacturing facilities create cylinders that we believe are well-known throughout a variety of end markets for their application-specific features, including sealing elements, induction hardened chrome plated piston rods and roller burnished tube bores.

•	Significant Barriers to Entry. Due to the mission critical nature of mobile hydraulic cylinders, almost all of our OEM customers require us to comply with rigorous qualification programs by manufacturing facility and product, each of which can take up to nine months to complete. Current customer qualifications include Caterpillar, DaimlerChrysler, JCB, Komatsu, Manitowoc, Terex, Toyota, Volvo and others. These customer qualifications effectively increase the cost to our local and regional competitors of penetrating the custom-designed mobile hydraulic cylinder market. In addition, each cylinder’s specific design and the integral nature of the product, make it time-consuming and expensive for OEMs to shift suppliers of hydraulic cylinders during the production run of a particular model.

•	Broad Array of End Market Applications. We sell our cylinders to OEMs primarily for use in mobile equipment that services the construction, material handling, waste handling and agricultural industries. These four end markets accounted for approximately 53%, 19%, 17%, and 6%, respectively, of our net sales in 2005. While these end markets have consistently accounted for most of our revenues, we are able to use our broad manufacturing resources to actively shift resources to focus on selected existing and new end markets which we believe offer the greatest opportunity. For example, we recently began manufacturing custom-designed hydraulic cylinders for oilfield equipment. We believe our broad diversification helps to insulate us from adverse conditions in limited end markets or geographic areas, and our ongoing effort to selectively exploit attractive market opportunities provides opportunities for additional growth.

•	Long-term Customer Relationships. We have decades-long relationships with some of the largest multinational OEMs in the construction (Caterpillar, CNH, JCB, Manitowoc, Terex, Tigercat, Volvo), material handling (Caterpillar, Manitowoc), waste handling (Dover, Wastequip) and agricultural industries (AGCO, CNH, Deere). As our business is focused on consistently delivering quality cylinders to a diverse group of mobile equipment OEMs, we work closely with our customers to custom-design cylinders specifically suited for certain applications or functions.

•	Experienced Management Team. We are led by a team of highly experienced senior executives, each of whom has at least 20 years of industrial manufacturing experience. Our President and Chief Executive Officer, Ron Whitaker, and Chief Financial Officer, Craig Wolf, have together successfully led three manufacturing businesses, including Hyco. Other members of our senior executive team include Kurt Wittich, our Chief Operating Officer, and our Vice President and Director of Global Marketing, Kevin Chambers, who joined us in 1998 after 20 years in the fluid power industry.

Operating and Growth Strategies

Our senior management team has developed the following operating and growth strategies to generate additional sales and increase profitability:

•	Increase Penetration of OEM Customers. We will continue to use our long-standing relationships with our major OEM customers and our manufacturing, engineering, purchasing and technical expertise to gain market share from more geographically or technically limited independent competitors and our OEM customers’ “in-house” or “captive” manufacturing operations. We believe that our cylinders compare favorably with these in-house operations across critical metrics, including quality, on-time delivery, technical specification and cost.

•	Expand into New Geographic Markets. We will expand our presence within selected geographic markets where we see opportunities for profitable growth. We believe our track record of successfully acquiring and integrating manufacturing facilities on three different continents positions us well to continue to capitalize on this strategy. We have already demonstrated success in South America and Europe and are now focusing on potential growth opportunities in Asia.

•	Expand into New End Markets. We will continue to deploy operational resources toward those end markets where we see greatest opportunity. As an example of this strategy, during the fourth quarter of 2005 we began to actively pursue the construction, waste handling and materials handling end markets in South America. Our Brazilian facility had previously focused primarily on agricultural equipment. Also during 2005, we began to sell custom-designed cylinders to OEMs in the oilfield services market, thus capitalizing on the rapid growth of that sector.

•	Grow through Acquisitions. We have a demonstrated history of successfully acquiring and integrating cylinder operations and manufacturing facilities into our existing infrastructure. Since our founding in 1998, we have acquired additional mobile hydraulic cylinder businesses on three continents, significantly expanding our manufacturing footprint. We have already identified a number of independent manufacturers of custom-designed niche hydraulic cylinders which represent potential acquisition candidates for us. In addition, we have identified product lines as well as subsidiaries and divisions of larger OEMs that appear to have limited strategic fit within those organizations and that we believe could be divested with little to no interruption to the OEM’s core business. Additional acquisitions would allow us to expand our customer base, acquire complementary product lines, obtain and strengthen technological and engineering expertise and expand our geographic footprint.

•	Further Penetrate Regional Distributors and Aftermarket Sales. While our traditional focus has been on selling directly to leading global mobile equipment OEMs, we believe there is significant opportunity to increase our share of sales to distributors. Hydraulic cylinder distributors typically sell new cylinders to a diverse group of small and mid-sized mobile equipment OEMs and supply replacement parts to the aftermarket. In North America, we have recently partnered with several distributors to establish a regional service center/warehouse network, which will enable us to serve smaller regional distributors and end users with a full line of aftermarket cylinder products. In addition, we have recently developed a proprietary Web-based aftermarket sales capability that will enable distributors and end users throughout the world to efficiently access product and pricing information through the internet.

•	Identify Opportunities for Operational Improvement. We expect to drive operational and financial enhancements through the ongoing implementation of continuous improvement projects. We have identified a number of projects and process improvements which we believe would require limited capital investments and could result in immediately positive financial returns. Examples of such projects include flow line improvements, material handling substitutions, and alternative sourcing of raw materials.

Our Business Segments

We operate our business in three geographic operating segments: Europe, North America and South America.

Europe

Our European business segment consists of cylinders designed and manufactured in our Hengstler manufacturing facility in Hausach, Germany and our Pacoma manufacturing facility in Eschwege, Germany. In 2005, we manufactured approximately 403,000 cylinders in these facilities, and our European business segment generated approximately $95.6 million in net sales. Our principal end markets in Europe are construction and material handling. Our three largest OEM customers in this segment are Caterpillar, Dover and Volvo, which accounted for approximately 27%, 8% and 7%, respectively, of 2005 net sales in Europe.

North America

Our North American business segment consists of cylinders designed and manufactured in our manufacturing facilities in Alabama, St. Wenceslas, Quebec and Kitchener, Ontario. In 2005, we manufactured approximately 213,600 cylinders in these facilities, and our North American business segment generated approximately $73.0 million in net sales. Our principal end markets in North America are construction, waste handling and material handling. Our three largest OEM customers in this segment are Dover, Wastequip and Manitowoc, which accounted for approximately 15%, 15% and 8%, respectively, of 2005 net sales in North America.

South America

Our South American business segment consists of cylinders designed and manufactured in our manufacturing facility in Caxias do Sul, Brazil. In 2005, we manufactured approximately 90,600 cylinders in this facility, and our South American business segment generated approximately $21.0 million in net sales. Our principal end markets in South America are construction and agriculture. Our three largest OEM customers in this segment are AGCO, Caterpillar and CNH, which accounted for approximately 23%, 18% and 16%, respectively, of 2005 net sales in South America.

Products

The global market for mobile hydraulic cylinders can be divided into two broad product categories: (i) custom-designed cylinders, which are designed to optimize performance for specific applications; and (ii) multi-use cylinders, which have multiple end-uses, and typically operate in light duty applications. We have chosen to focus on the custom-designed segment of the market because the multi-use cylinder market is characterized by a significant level of local competition, low barriers to entry and intense pricing pressure. In 2005, more than 90% of our net sales were attributable to custom-designed cylinders.

In 2005, we manufactured approximately 710,000 cylinders, ranging in size from one-half inch to 36 inches in diameter, and from six inches in retracted length to over 60 feet fully extended. We handle both Imperial and Metric specifications. Our custom-designed cylinders command a significant price premium over less sophisticated, multi-use cylinders. The average price of our custom-designed cylinders is approximately $270 per cylinder with certain cylinders selling for as much as $46,000 each.

Single-stage, or rod, cylinders are those without the ability to extend beyond twice their original casing length. While rod cylinders are used in many applications worldwide, we focus on producing cylinders that are custom-designed in collaboration with OEM customers for specific applications. We do not focus on simple rod cylinders like tie rods and most industrial positioning applications. We instead focus on rod cylinders used for applications in telehandling, stabilizing of equipment, arm manipulation on cranes, shipyard container handling, backhoes and steering mechanisms for earth moving equipment. Rod cylinders represented approximately 88% of our net sales in 2005. Over the past two years, we have shifted our rod cylinder focus to manufacturing fewer but more highly priced and higher margin rod cylinders.

Multi-stage, or telescopic, cylinders are hollow rod cylinders with several stages of rods nested internal to the cylinder wall. When extended, these cylinders are several times the length of the outside casing. Telescopic cylinders are common components in such uses as the compaction of trash in garbage haulers, the tipping of materials from dump trucks and the positioning of large containers. Telescopic cylinders represented approximately 12% of our net sales in 2005. Due to the higher average selling price and margins of telescopic cylinders, we have actively focused on increasing the number of such cylinders that we manufacture. From 2004 to 2005, our unit volume of telescopic cylinders grew at a rate of approximately 15%.

Cylinder Type	Applications	Price Range, Average Price and Percentage of Net Sales
Rod	• Agricultural equipment • Construction equipment • Material handing equipment • On-road vehicles • Mining trucks	• Price range: $30–$15,000 • Average price: $242 • 88% of net sales in 2005

Telescopic	• Waste handling equipment • On-road vehicles • Dump trucks • Roll-offs	• Price range: $250–$46,000 • Average price: $1,018 • 12% of net sales in 2005

Given the critical nature of potential end-user applications, we have closely collaborated with OEM customers to develop the design and production engineering capabilities necessary to manufacture best-in-class cylinders which meet our customers’ rigorous demands. We strive to improve the performance, strength and durability of our cylinders. We utilize many of the industry’s most technologically advanced features such as:

•	induction hardened, chrome plated piston rods designed to provide long service life in harsh operating conditions;

•	HycoSeal™ package designed to completely eliminate leakage, operate in a wide temperature range (-30°F to +230°F) and provide longer service life than traditional V-style packaging seals;

•	skived and roller burnished tube bores, providing a smooth, low-friction surface to aid sealing;

•	cushioned designs to protect cylinder and equipment integrity; and

•	integrated valves and position sensors to enhance system efficiency.

End Markets

Our cylinders are used in various construction, material handling, waste handling and agricultural equipment. Management’s estimates of net sales by end market for 2003 through 2005 are set forth in the table below and discussed in the paragraphs that follow.

End Market	2003	% of Net sales	2004	% of Net sales	2005	% of Net sales
	(dollars in millions)
Construction	$68.8	51.5%	$88.1	52.8%	$100.2	53.0%
Material Handling	22.6	16.9	29.4	17.6	35.7	18.9
Waste Handling	21.9	16.4	27.5	16.5	31.3	16.6
Agriculture	15.3	11.4	18.4	11.0	11.4	6.0
Other	5.1	3.8	3.5	2.1	10.5	5.5

Total	$133.7	100%	$166.9	100%	$189.1	100%

Construction

Cylinders for construction equipment, which represents our largest end market, accounted for 53% of our 2005 net sales. Our cylinders are used in equipment such as excavators, trenchers, backhoes, and wheel loaders, among others. Construction equipment manufacturers demand hydraulic cylinders capable of operating in the harshest environments and compatible with a large variety of applications. These cylinders are also frequently subjected to severe side loads and often used as structural components in mobile equipment. We have responded to this challenge by increasing the structural integrity of our cylinders through continued product and process improvements. Most types of construction equipment have at least four hydraulic cylinders that control multiple functions. Typical applications include stabilizing, lifting, tilting, positioning and steering.

Material Handling

Cylinders for material handling equipment accounted for 19% of our 2005 net sales. Material handling OEM customers include manufacturers of forklifts, telehandlers, mobile cranes, automotive lifts and other equipment. To serve these OEMs, we must adhere to strict international design specifications for hydraulic systems which aim to neutralize operator and system failures. We use our technology and design capabilities to integrate safety and control functions into our cylinders, while maintaining competitive prices. We specialize in manufacturing custom-designed cylinders for forklift manufacturers, which typically require short delivery lead times. Specifically, we have established a facility within our Pacoma, Germany plant that is dedicated to the design and build requirements of these manufacturers and which can provide a five day order-to-delivery manufacturing cycle on most forklift cylinders.

Waste Handling

Cylinders for waste handling equipment (dump trucks and garbage trucks) accounted for 17% of our 2005 net sales. The majority of our waste handling cylinder manufacturing takes place in our North American facilities. The waste industry demands hydraulic cylinders that can reliably perform highly repetitive actions while exposed to aggressive and often corrosive environments. These cylinders are subjected to extreme pressures and side loads because of an inconsistent mix of waste materials. Therefore, it is necessary for the hydraulic cylinders in this market to be designed in close collaboration with customers to provide for extra dependability and longevity. The waste industry is evolving towards smaller, faster and quieter equipment requiring even higher performance cylinders. The new cylinder package will require pump, valve and cylinder manufacturers to work in close collaboration to optimize the performance of the total package. To meet this requirement, we are currently developing cylinder applications with hydraulic pump and valve manufacturers. Specifically, we have developed an internally cushioned cylinder design and new sealing systems that significantly improve waste handling equipment performance. We are also working on new surface treatments to make our cylinders more tolerant of environmental and operator abuse and are testing alternative sealing elements to isolate sensitive internal features from system contaminants.

Agricultural

Cylinders for agricultural equipment accounted for 6% of our 2005 net sales, over half of which are manufactured at our Brazil facility. Agricultural OEMs typically require a wide variety of hydraulic cylinders for use in tractors, combines and various agricultural implements. Rising labor costs have increased the need for larger and more sophisticated machines. As a result of the significant capital costs of agricultural equipment, such equipment is required to operate at a high utilization rate. Accordingly, at the high end of the agricultural equipment market there is an increased need for customized, highly reliable cylinders capable of year-round operation similar to the cylinders used in construction equipment. For example, many farm vehicles now use hydraulically suspended axles which allow them to be driven at high speed on public roads in order to move from location to location while retaining the stability needed for field work. We have been a major participant in the agricultural equipment market for more than three decades and our customers include major multinational OEMs.

Customers

We have decades-long relationships with some of the largest OEMs in the construction, material handling, waste handling and agricultural industries. Many of our largest customers are global OEMs, such as Caterpillar, Dover and Volvo. Our customers include nine of the 10 largest construction equipment OEMs, measured by units produced, as well as many of the largest agricultural, waste handling equipment and material handling equipment companies in the world.

We maintain strong relationships with our customers on both a global and a regional basis and often work with the same customers in multiple end markets. In 2005, our top eight customers by dollar volume did business with multiple Hyco locations. Our globally coordinated and regionally managed customer strategy allows us to remain close to our customers at the user level, while giving us high visibility on future revenues and equipment programs.

Our overall customer base consists of over 1,000 customers, with our largest customer being Caterpillar. Sales to Caterpillar represented approximately 19% of net sales in 2005. No other customer represented more than 10% of our net sales in 2005.

Some of our largest customers have in-house cylinder manufacturing capabilities, including Caterpillar, Deere, Dover, JCB and Volvo. Management believes there is an opportunity to expand our existing business by further investing in our relationships with our long standing OEM customers to enable them to increasingly focus on their core businesses and further outsource the manufacturing of cylinders.

OEM Qualification Programs

Most of our OEMs require a two- or three-level qualification process for hydraulic cylinders before production orders are placed. The first level is the certification of the manufacturing facility to international quality standards, including ISO 9000/2002 Series, ISO 14000, QS 9000 and their local equivalents, which are more fully described under “—Manufacturing” below. All of our plants are certified to at least ISO 9000/2002, our plants in Germany are VDA6 (QS9000 equivalent) certified and we expect to be certified to ISO 14000 in all locations in 2007.

The second level of certification is the approval of prototypes by the customer. This involves some level of product testing to validate design capability, as well as detailed drawing and specification authorization by both the customer and us. The third level of qualification is usually an extended field test in which the cylinders are installed in the OEM’s machines and run for extended periods in controlled and monitored working situations to prove the design integrity of the product for its intended application. While the first qualification level is already in place at all of our plants, the second and third levels can take between six and 12 months to complete. In addition, within these three levels of qualification, many customers have their own unique demands which may require additional product certification.

Manufacturing

Hydraulic systems are key components of mobile equipment that are critical to overall functionality and safety. Acceptable standards for normal machine shop components are not acceptable in the operational environments of most of the mobile applications in which our cylinders operate. The system operating pressures involved and the structural demands made of the cylinders require the use of minimum tolerance and highly repeatable manufacturing techniques. This applies to the bores which provide a key sealing element as well as to all of the metal components which must have predictable structural integrity. The entire process must be managed cost effectively in the relatively low order size environment of the hydraulic cylinder industry.

All of our plants use the same basic raw materials:

•	steel tubing;

•	steel castings and forgings;

•	steel bar;

•	preformed sealing elements; and

•	specialty steels and other metals for specific applications.

The manufacturing process includes three machining operations, some of which we sub-contract to qualified third parties, and all of which are strictly controlled:

•	Tube manufacturing. Cut to length, deburring, machining, internal and/or external finishing, welding (ports and bases), washing and, in some cases, chrome plating.

•	Rods. Either purchased pre-chromed and then machined in-house or purchased in bulk and then cut to length, machined, ground and chrome plated in house. Where relevant, rod ends are friction/inertia welded to the rods, providing superior structural integrity.

•	Metal components (bases, glands, pistons, rod ends, blocks). Machined cylinder components are either purchased complete from third-party quality-approved sources worldwide, or, increasingly, are made in-house using cell technology.

These three major components groups are combined with the sealing elements and other parts in a clean area where they are assembled and tested. Contained in this simplified process description are the complex operations which are vital to the application integrity of the cylinder, including multiple washing operations to ensure component and assembly cleanliness, skiving and roller burnishing to provide precise and optimal internal tube finishes, manual and robotic welding to give structural integrity and repeatability, precision grinding operations to produce the necessary rod and tube surfaces to give the cylinder its application life, and final wash, paint and pack and shipping.

We continually invest in process improvements and have adopted manufacturing techniques which help to make our products even more attractive to our customers, particularly in the areas of cost containment. In 2005, new machining centers were introduced in one of our European plants and revised rod and component machining operations were created in our Brazil plant, both as part of the process improvement program.

Lean manufacturing and other production techniques such as the Six Sigma methodology are integral parts of our manufacturing philosophy, as is recognition of the world-quality standards in the International Organization for Standardization, or ISO/QS, designations. All of our manufacturing facilities are ISO 9000/2002 certified and our manufacturing facilities in Germany are also VDA6 (QS9000 equivalent) certified, indicating that we have achieved and sustained a high standard in our quality management system. Additionally, our manufacturing facility in Brazil is ISO 14000 certified, indicating that we have management systems in place to minimize the harmful effects on the environment caused by our activities and have achieved continual improvement in our environmental management system. We expect all of our plants to be certified to ISO 14000 in 2007. We believe that ISO certification is an increasingly important selling feature both domestically and internationally, as an increasing number of our customers are requiring ISO certification as a criterion for doing business.

Sales and Marketing

Our sales and marketing efforts are driven by our customers’ global and regional strategies and our focus on expanding end markets and geographic regions. All sales and marketing efforts are coordinated at the corporate level but are managed locally. This strategy allows our regional facilities to maintain daily communications with, and provide quick response to, their customers, while maintaining a solid understanding of the global strategies and needs of our customers. Each facility has a customer sales and service group responsible for the day-to-day customer contact and a designated sales team, which maintains relationships with current customers and targets new customers. Each sales team contributes to the corporate marketing department, which identifies and analyzes market trends and creates action plans to address market changes.

There is a high degree of communication between our regional facilities on customer initiatives and among facilities. The corporate marketing department provides the regional sales forces with advertising support, promotional materials, market intelligence and other shared services. As of March 31, 2006, we employed 17 customer service personnel, including 13 sales professionals, and utilized 152 dealers and distributors in the United States and Canada and three distributors in Mexico. Our dealers and distributors purchase cylinders from us to sell to smaller local OEMs. In addition, as of March 31, 2006 there were 15 third-party service centers in the United States and one third-party repair center in the United Kingdom, which we have authorized to repair and rebuild our cylinders locally to save the time and expense of transporting cylinders back to our factories.

Backlog

Our backlog consists of orders that we have received from customers that have not yet shipped. Historically, management has not used backlog as an indicator of future business. As our order lead times may vary and as industry practice allows customers to reschedule or cancel orders on relatively short notice, we believe that backlog is not necessarily a good indicator of future sales.

Our backlog was $54.9 million and $78.2 million as of March 31, 2006 and 2005, respectively.

Raw Materials and Suppliers

We obtain raw materials, component parts and supplies from a variety of sources and generally from more than one supplier. Our principal raw material is steel. Our suppliers and sources of raw materials are based in the United States, Canada, Brazil, and Europe. We purchase steel at market prices, which during the past 24 months have increased to historical highs as a result of a relatively low level of supply and a relatively high level of demand. In 2005, we entered into index arrangements with the majority of our customers to systematically adjust pricing to reflect changes in raw material costs.

We believe our scale and broad geographic presence have aided us in developing relationships with our raw material suppliers. These relationships became increasingly important in recent years as basic raw materials such as steel tubing, forgings and castings became scarce, and helped us avoid many of the recent material shortages experienced by some of our competitors.

In 2005, no single supplier accounted for more than 10% of our raw material purchases. We believe that we can access alternative suppliers for the raw materials used in our manufacturing process.

Competition

The mobile hydraulic cylinder industry is highly fragmented with competitors ranging from major OEMs with in-house cylinder manufacturing facilities (including our own OEM customers such as Caterpillar, Deere, Dover, JCB and Volvo), to other independent manufacturers who produce mobile cylinders among other industrial products, to small local manufacturers. Independent or “merchant” manufacturers such as Hyco are focused exclusively on serving the mobile hydraulic cylinder needs of third-party customers. Unlike Hyco, with few exceptions, competitors in the merchant cylinder business are locally focused. We believe that we compete with the businesses described above based upon design expertise, quality, reliability, price, value, speed of delivery and technological sophistication.

The primary competitive disadvantages we face in our industry are the ability of in-house manufacturers to examine our cost structures, the ability of certain suppliers to design a complete system to optimize their total cost, and the ability of small local competitors to focus on limited accounts and products.

Trademarks and Patents

We own a trademark in the United States, Canada, Germany and certain other countries on the name Hyco®. We own a number of patents covering manufacturing processes. We do not believe that our business depends on any of these patents or our trademark to a material extent.

Government Regulation and Environmental Matters

Our business is subject to a broad array of employee health and safety laws and regulations, including those under the Occupational Safety and Health Act. We also are subject to similar state laws and regulations, and foreign laws and regulations for our non-U.S. operations.

We are subject to numerous foreign, federal, state and local environmental laws, regulations and other requirements, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes and the cleanup of contaminated properties.

Liabilities associated with the investigation and cleanup of hazardous substances, as well as personal injury, property damages, or natural resource damages arising from the release of, or exposure to, such hazardous substances, may be imposed in many situations without regard to violations of laws or regulations or other fault, and may also be imposed jointly and severally (so that a responsible party may be held liable for more than its share of the losses involved, or even the entire loss). Such liabilities also may be imposed on many different entities with a relationship to the hazardous substances at issue, including, for example, entities that formerly owned or operated the property affected by the hazardous substances and entities that arranged for the disposal of the hazardous substances at the affected property, as well as entities that currently own or operate such property. We are subject to such laws, including the federal Comprehensive Environmental Response, Compensation and Liability Act, commonly known as CERCLA or Superfund, in the United States, and similar foreign and state laws.

Our management is actively involved in evaluating environmental matters and, based on information currently available to it, believes that we are in material compliance with applicable environmental laws, regulations and requirements. Historically, we have not incurred significant expenditures to comply with these laws, regulations and requirements. We estimate that approximately $225,000 will be spent on capital expenditures in 2006 for environmental compliance and controls at our facilities. This estimate is based on current regulations and other requirements, but it is possible that material capital expenditures in addition to those currently anticipated could be required if regulations or other requirements change.

Employees

As of March 31, 2006, we had approximately 1,200 employees. We believe that our relationship with our employees is good overall and we have operated our facilities without any work stoppages or strikes.

As of March 31, 2006, we employed approximately 350 people in our three North American facilities. Of these facilities, only the workforce at our Ontario facility, comprising approximately 100 employees, is covered by a collective bargaining agreement. The agreement expires in November 2007.

As of March 31, 2006, we employed approximately 600 people in our two European facilities. The workforces at both our Pacoma and Hengstler facilities are covered by bargaining agreements in conformance with German government industrial policy. The agreement for Pacoma expires in May 2007 and the agreement for Hengstler expires in December 2008.

As of March 31, 2006, we employed approximately 250 people in our Brazilian facility. The workforce at our Brazilian facility is covered by a bargaining agreement in conformance with Brazilian government’s industrial policy. The agreement expired in June 2006 and is currently being renegotiated. We expect that, as is customary, this agreement will be renewed for a one-year period.

Properties and Equipment

We have six manufacturing facilities on three continents. We believe that our facilities are generally well maintained and are adequate for us to operate our business. Our Ontario, Pacoma and Brazil facilities have additional capacity for increasing production, and we believe we could significantly increase our manufacturing output without substantial additional capital expenditures.

Set forth below is information regarding our administrative offices and manufacturing facilities:

Location	Principal Use	Owned/Leased	Approximate Square Footage	Qualification(s)
Atlanta, Georgia	Principal executive offices	Leased	3,000	N/A
Arab, Alabama	Manufacturing	Owned	148,000	ISO 9000/2002
St. Wenceslas, Quebec, Canada	Manufacturing	Owned	100,000	ISO 9000/2002
Kitchener, Ontario, Canada	Manufacturing	Leased	45,000	ISO 9000/2002
Hausach, Germany	Manufacturing	Owned	150,000	VDA6 (QS9000) and ISO 9000/2002
Eschwege, Germany	Manufacturing	Owned	500,000	VDA6 (QS9000) and ISO 9000/2002
Caxias do Sul, Brazil	Manufacturing	Owned	105,000	ISO 9000/2002 and ISO 14000

Legal Proceedings

We are involved now and from time to time in legal proceedings arising out of the normal course of business. Management is not aware of any existing, pending or contingent liabilities that could have a material adverse effect on the business.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and directors as of March 31, 2006. Each director is elected for a term of one year and serves until a successor is duly elected and qualified or until his or her death, resignation or removal. The term of each director will expire at the next annual meeting of our stockholders. Each executive officer serves at the discretion of our board of directors.

Name	Age	Position
Ronald C. Whitaker	58	Chief Executive Officer, President and Director
Craig V. Wolf	57	Chief Financial Officer and Corporate Secretary
Kurt Wittich	54	Chief Operating Officer
Richard W. Detweiler	64	Director
David L. Jaffe	47	Director
Jonathan O’Herron	76	Director
Scott Perekslis	38	Director

Ronald C. Whitaker joined us as a director in 2001 and became Chief Executive Officer and President in January 2003. From 1995 to 2003, Mr. Whitaker served as Chief Executive Officer and/or Chairman of the Board at various manufacturing companies, including Strategic Distribution, Inc. from 2000 to 2003, Johnson Worldwide Associates, Inc. from 1996 to 1999 and EWI (Studebaker) Inc. from 1995 to 1996. Mr. Whitaker currently serves on the board of directors of Firearms Training Systems, Inc. and Strategic Distribution, Inc. Mr. Whitaker received a Masters of Business Administration degree from the Amos Tuck School of Business Administration at Dartmouth College.

Craig V. Wolf joined us as Chief Financial Officer in January 2004, after serving as a consultant to the company in 2003. Prior to joining us, Mr. Wolf worked for his own consulting firm from 1998 to 2004 providing financial and operational consulting services to various industrial, technology and business services companies. In 1998, Mr. Wolf also served as Vice President of Finance of Rough Brothers, Inc. Mr. Wolf spent the first four years of his career as a Senior Auditor at Arthur Andersen & Co. after serving three years with the U.S. Navy as a supply officer. Mr. Wolf received a Masters of Business Administration degree from Villanova University.

Kurt Wittich was named Chief Operating Officer in 2006, after serving as general manager of our Pacoma facility since 2004. From 2000 to 2004, Mr. Wittich held the position of plant manager at our Pacoma facility and from 1997 to 2000 he served as research and development manager at Pacoma. Mr. Wittich also served in the German navy.

Richard W. Detweiler joined us as a director in 2002. Mr. Detweiler is a managing director of Carlisle Enterprises, LLC. Prior to joining Carlisle in 1996, Mr. Detweiler served as Chairman and Chief Executive Officer of Precision Aerotech, Inc. Previously, Mr. Detweiler was the Co-Chief Executive Officer of Hyco. Mr. Detweiler currently serves as a director of RBX Corporation and Pacific Aerospace & Electronics, Inc.

David L. Jaffe joined us as a director in 2001. Mr. Jaffe has been a managing director of Centre Partners since 2001. Prior thereto, he was a managing director at DLJ Merchant Banking Partners where he had been a founding member in 1985. He joined DLJ Securities Corporation in 1984. Mr. Jaffe received an A.B. from Harvard College and an M.B.A. from Wharton School of the University of Pennsylvania.

Jonathan O’Herron joined us as a director in 1998. Mr. O’Herron is a managing director in the banking group of Lazard, where he has worked as an investment banker since 1971. Mr. O’Herron holds a Masters of Business Administration degree from Harvard Business School.

Scott Perekslis joined us as a director in 1998. Mr. Perekslis currently serves as a managing director of Centre Partners, after joining Centre Partners in 1991. Mr. Perekslis began his career in the mergers and acquisitions department of Lazard Frères & Co. He currently serves as a director of Firearms Training Systems, Inc., Connors Bros. Income Fund, American Seafoods, L.P. and several other private companies. Mr. Perekslis received an A.B. from Princeton University.

Board of Directors

Our certificate of incorporation provides that our board of directors shall consist of such number of directors as determined from time to time by resolution of the board. We are in the process of identifying persons who will join our board of directors upon the consummation of this offering. In accordance with the rules of The Nasdaq National Market, a majority of our board of directors, which we expect will ultimately include five members, will be comprised of independent directors no later than one year after completion of this offering. As required by The Nasdaq National Market, our independent directors will hold regularly scheduled meetings at which only independent directors are present.

Security Ownership

Certain of our executive officers and directors own securities of our company. See “Principal and Selling Stockholders.”

Committees of the Board

Our board of directors will establish various committees to assist it with its responsibilities. Those committees are described below.

Audit Committee

Upon consummation of this offering, our board of directors will designate an audit committee that will consist of at least three directors. The composition of the audit committee will satisfy the independence and financial literacy requirements of The Nasdaq National Market and the SEC. These require that each member of our audit committee be an independent director (subject to a one year phase-in period) and be able to read and understand fundamental financial statements. In addition, at least one member of our audit committee must qualify as a financial expert, as defined by the SEC rules, and have financial sophistication in accordance with Nasdaq rules.

The audit committee will have at least four regular meetings each year. The results of each meeting will be reported at the next regular meeting of our board of directors.

The audit committee will have responsibility for overseeing:

•	our accounting and financial reporting processes;

•	the reliability of our financial statements;

•	the effective evaluation and management of our financial risks;

•	our compliance with laws and regulations; and

•	the maintenance of an effective and efficient audit of our financial statements by a qualified and independent auditor.

To fulfill these responsibilities, the audit committee will:

•	be aware of the current areas of greatest financial risk to us and ensure that management is effectively assessing and managing risks;

•	ensure that we establish and maintain effective disclosure controls and procedures to promote timely, accurate, compliant and meaningful disclosure in our periodic reports filed with the SEC;

•	periodically review with the independent auditors their assessment as to the adequacy of our structure of internal controls over financial accounting and reporting, and their qualitative judgments as to the accounting principals employed and related disclosures by us and the conclusions expressed in our financial reports;

•	review our accounting policies and practices to ensure they meet the requirements with respect to the FASB, the SEC and the American Institute of Certified Public Accountants;

•	select, evaluate and, if necessary, replace our independent auditors;

•	engage in dialogue with the independent auditors with respect to any disclosed relationships or services that may impact the objectivity or independence of the independent auditors;

•	meet with the independent auditors and the senior management to review the scope and methodology of the proposed audit;

•	establish procedures to ensure rapid and current disclosures of material changes in condition or operations;

•	discuss with management policies and practices regarding earnings press releases, as well as financial information and earnings guidelines provided to analysts and rating agencies;

•	set clear hiring policies with respect to any current or former employees of our independent auditors; and

•	establish procedures for the (1) receipt, retention and treatment of complaints we receive regarding our internal accounting controls or auditing matters and (2) confidential, anonymous submission by employees of their concerns regarding our internal accounting controls and auditing matters.

Our board of directors will adopt a written charter for our audit committee. Deloitte & Touche LLP currently serves as our independent auditors.

Nominating and Corporate Governance Committee

Upon consummation of this offering, our board of directors will designate a nominating and corporate governance committee that will consist of at least three directors. The composition of the nominating and corporate governance committee will satisfy the requirement of The Nasdaq National Market that each member of our nominating and corporate governance committee be an independent director (subject to a one year phase-in period). The nominating and corporate governance committee will:

•	identify individuals qualified to serve as our directors;

•	nominate qualified individuals for election to our board of directors at annual meetings of stockholders;

•	recommend to our board the directors to serve on each of our board committees; and

•	recommend to our board a set of corporate governance guidelines.

To fulfill these responsibilities, the nominating and governance committee will:

•	review periodically the composition of our board;

•	identify and recommend director candidates for our board;

•	recommend to our board nominees for election as directors;

•	recommend to our board the composition of the committees of the board;

•	review periodically our corporate governance guidelines and recommend governance issues that should be considered by our board;

•	review periodically our code of conduct and obtain confirmation from management that the policies included in the code of conduct are understood and implemented;

•	evaluate periodically the adequacy of our conflicts of interest policy;

•	review related party transactions;

•	consider with management public policy issues that may affect us;

•	review periodically our committee structure and operations and the working relationship between each committee and the board; and

•	consider, discuss and recommend ways to improve our board’s effectiveness.

Compensation Committee

After this offering, our board of directors will designate a compensation committee that will consist of at least three directors. The composition of the compensation committee will satisfy the independence requirements of The Nasdaq National Market. These require that each member of our compensation committee be an independent director. The nominating and governance committee will recommend to our board of directors nominees for the compensation committee. The compensation committee will meet at least twice during each year. The primary responsibility of the compensation committee will be to develop and oversee the implementation of our philosophy with respect to the compensation of our officers. In that regard, the compensation committee will:

•	develop and maintain a compensation policy and strategy that creates a direct relationship between pay levels and corporate performance and returns to shareholders;

•	recommend to our board of directors for approval, compensation and benefit plans;

•	review and approve annually corporate and personal goals and objectives to serve as the basis for the chief executive officer’s compensation, evaluation of the chief executive officer’s performance in light of the goals and, based on such evaluation, determine the chief executive officer’s compensation;

•	determine the annual total compensation for our named executive officers;

•	with respect to any equity-based compensation plans that we adopt, approve the grants of stock options, restricted stock, performance shares, stock appreciation rights and other equity-based incentives as permitted under our compensation plans;

•	review and recommend to our board of directors compensation for non-employee directors; and

•	review and recommend to our board of directors regarding employment agreements, severance arrangements and change of control plans that provide for benefits upon a change in control, or other provisions for our executive officers and directors.

Our board of directors will adopt a written charter for our compensation committee.

Director Compensation

We paid advisory fees to Mr. O’Herron in the amount of $50,000 in 2005 and have paid $25,000 through June 2006. We will pay advisory fees to Mr. O’Herron at the rate of $4,167 per month until the completion of this offering.

Following this offering, we will pay a $             annual director’s fee to each of our independent directors. In addition, all independent members of our board of directors will receive $             for attending each meeting of our board of directors or a committee of our board of directors, and $             for telephonic meetings of the board of directors or a committee of our board of directors. We will pay an additional annual fee of $             to the chair of the audit committee of our board of directors and an additional annual fee of $             to the chair of the other committees of our board of directors. Each member of our board of directors will be reimbursed for reasonable out-of-pocket expenses associated with service on our behalf and with attendance at or participation of the board of directors or a committee of our board of directors, including reasonable travel expenses. Our directors also will be provided with insurance coverage under our directors and officers insurance policy, which coverage will be commensurate with industry standards. Other than such reimbursement and insurance coverage, directors who are also our executive officers will not receive any compensation for their services as directors.

Executive Compensation

The following table sets forth, for the periods indicated, the total compensation for services in all capacities to us received by our Chief Executive Officer and our two other executive officers whose aggregate compensation exceeded $100,000 during 2005. These executives are referred to as our named executive officers elsewhere in this prospectus.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Annual Compensation
		Salary	Bonus	Other Annual Compensation(1)

Ronald C. Whitaker	2005	$500,000	$175,000	—
Chief Executive Officer and President
Craig V. Wolf	2005	260,000	75,000	—
Chief Financial Officer
Kurt Wittich	2005	217,000	22,345	—
Chief Operating Officer

(1)	In accordance with SEC rules, the compensation described in this table does not include perquisites and other personal benefits received by a named executive officers that do not exceed the lesser of $50,000 or 10% of such named executive officer’s total annual compensation.

Option/SAR Grants in Last Fiscal Year

No stock options or SARs were granted to our named executive officers in 2005.

Aggregated Option/SAR Exercises in Last Fiscal Year, and Fiscal Year End Option/SAR Value

None of our named executive officers held or exercised options or SARs in 2005.

Pension Plans

We sponsor a non-U.S. defined benefit plan for salaried employees in our St. Wenceslas, Canada, facility. Benefits under this plan are determined by a formula based on final average pay and years of credited service. Benefits are vested after the employee has participated in the plan for two years. Our named executive officers do not participate in this plan.

We also sponsor a non-U.S. defined benefit plan for our employees in Germany. Participants in the plan become vested in the plan after attaining age 35 with ten years of service. The named executive officers do not participate in this plan.

Benefit Plans

We expect that our board of directors will adopt a new equity incentive plan after the completion of this offering that will make available for issuance to our management and employees equity based awards representing, in the aggregate, up to         % of our then outstanding shares of common stock.

The new equity incentive plan, which we refer to as the 2006 Incentive Plan, will serve as an additional means to attract, motivate, retain and reward directors, officers, employees and other eligible persons through the grant of awards and incentives for high levels of individual performance and improved financial performance of the company. These equity-based awards are also intended to further align the interests of award recipients and our stockholders. After the closing of the offering, we expect that all of our equity incentive awards to directors, officers and other eligible persons will be granted under the 2006 Incentive Plan or a successor plan. The 2006 Incentive Plan is intended to constitute a plan described in Treasury Regulation Section 1.162-27(f)(1), pursuant to which the deduction limits under Section 162(m) of the Code do not apply during the applicable reliance period.

Shares Available for Issuance.    A total of                      shares of our common stock will initially be available for awards under the 2006 Incentive Plan. Any shares subject to awards that are not paid or exercised before they expire or are terminated, as well as shares tendered or withheld to pay the exercise or purchase price of an award or related tax withholding obligations, will become available for other award grants under the plan. As of the date of this prospectus, no awards have been granted under the 2006 Incentive Plan.

Administration.    Our compensation committee will have the authority to administer the 2006 Incentive Plan. The compensation committee may delegate some or all of its authority with respect to the plan to another committee of directors, and certain limited authority to grant awards to officers and employees may be delegated to one or more of our officers. The appropriate acting body is referred to in this prospectus as the “administrator.” The administrator of the plan will have broad authority to:

•	select participants and determine the type(s) of award(s) they are to receive;

•	determine the number of shares that are subject to awards and the terms and conditions of awards, including the price (if any) to be paid for the shares or the award;

•	cancel, modify or waive the company’s rights with respect to, or modify, discontinue, suspend or terminate any or all outstanding awards, subject to any required consents; and

•	accelerate or extend the vesting or exercisability or extend the term of any or all outstanding awards, subject to any required consents.

Adjustment of Awards.    The number and kind of shares available under the 2006 Incentive Plan and any outstanding awards, as well as the exercise or purchase prices of awards, will be subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends and extraordinary dividends or distributions of property to the shareholders or other similar events that change the number or kind of shares outstanding. In no case (except due to an adjustment referred to above or any repricing that may be approved by our stockholders) will any adjustment be made to a stock option or stock appreciation right award under the 2006 Incentive Plan (by amendment, cancellation and regrant, exchange or other means) that would constitute a repricing of the per-share exercise or base price of the award.

Types of Awards.    Awards under the 2006 Incentive Plan may be in the form of cash, stock options (nonqualified or incentive), stock appreciation rights (SARs), restricted stock, stock bonuses and other forms of awards granted or denominated in our common stock or units representing common stock.

Incentive stock options must have an exercise price that is at least equal to the fair market value of the common stock, or 110% of fair market value of the common stock for any 10% owner of our common stock, on the date of grant. Restricted stock awards can be issued for nominal or the minimum lawful consideration. These and other awards may also be issued solely or in part for services. The maximum term of options, SARs and other rights to acquire common stock under the plan will be ten years after the initial date of the grant of the award, subject to provisions for further deferred payment in certain circumstances. The exercise price of options or other awards may generally be paid in cash or, unless otherwise determined by the administrator, shares of common stock (either by delivery of common stock in exchange for the exercise price or by a reduction in the number of shares delivered). Subject to any applicable limits, we may finance or offset shares to cover any minimum withholding taxes due in connection with an award.

Nonassignability.    Awards under the plan generally will not be transferable other than by will or the laws of descent and distribution and will generally be exercisable only by the participant, during the participant’s lifetime. The administrator will have discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws.

Treatment of Awards upon a Change in Control Event.    Generally, and subject to limited exceptions set forth in the 2006 Incentive Plan, if any person acquires a majority of our outstanding common stock or combined voting power, if certain changes in a majority of our board of directors occur over a period of not longer than two years, if stockholders prior to a transaction do not continue to own more than 50% of our voting securities (or those of a successor or a parent) following a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving us or any of our subsidiaries, a sale or other disposition of all or substantially all of our assets or the acquisition of assets or stock of another entity by us or any of our subsidiaries, or if our stockholders approve a complete liquidation or dissolution of the company, then awards then-outstanding under the 2006 Incentive Plan may, in the discretion of the administrator, become fully vested or paid, as applicable, and may terminate or be terminated in such circumstances. The administrator also will have the discretion to establish other change in control provisions with respect to awards granted under the 2006 Incentive Plan. For example, the administrator could provide for the acceleration of vesting or payment of an award in connection with a change in control event that is not described above and provide that any such acceleration shall be automatic upon the occurrence of any such event. In the event of a dissolution of the company or certain reorganizations, mergers, combinations or similar events in which the company does not survive, any awards then-outstanding under the 2006 Incentive Plan automatically become vested or paid, as applicable, unless the administrator has expressly provided for the substitution, assumption, exchange or other continuation or settlement of such awards, or the award would otherwise continue in accordance with its terms.

Amendment/Termination.    Our board of directors may amend or terminate the 2006 Incentive Plan at any time, but no such action may affect any outstanding award in any manner materially adverse to a participant without the consent of any such participant. Shareholder approval for an amendment will be required only to the extent then required by applicable law or any applicable listing agency or required under the Code to preserve the intended tax consequences of the 2006 Incentive Plan. The 2006 Incentive Plan will terminate on the 10th anniversary of the implementation of the plan; however, the administrator will retain its authority until all outstanding awards are exercised or terminated. The 2006 Incentive Plan will not be exclusive; our board of directors and compensation committee may grant stock and performance incentives or other compensation, in stock or cash, under other plans or authority.

Employment Agreements

We have employment agreements with Messrs. Whitaker, Wolf and Wittich. Each of these employment agreements has an initial term of              years. On the              anniversary and each subsequent yearly anniversary, the term will automatically extend for one additional year unless the agreement is terminated pursuant to its terms. Under the agreements, each of the executives is eligible to participate in all employee benefit programs that the company maintains.

Each executive has agreed:

•	not to disclose any confidential or proprietary information of Hyco and its business;

•	not to engage in any activity that competes with the business of Hyco during the term of his employment and for thereafter;

•	not to solicit or hire any of Hyco’s employees or customers for a period of after the term of his employment;

•	not to (i) engage in any transaction in which the executive would have a position separate and apart from the position of the company; (ii) acquire equity of Hyco (either directly or indirectly); or (iii) solicit proxies with respect to the election of our directors, except that each executive may engage in such activities upon the specific written request of our board of directors in each case; and

•	not to disparage Hyco.

Pursuant to the agreements, each executive will receive severance payments in 12 monthly installments in an amount, in the aggregate, equal to the executive’s annual base salary and target incentive bonus, in the event that his employment is terminated by us without cause or by the executive for good reason. In addition, we will continue to pay the costs that we would otherwise have incurred to maintain the executive’s continued health benefits under our benefit plans until the earlier of 12 months from the date of termination or the executive’s date of alternative employment. To the extent the executive has any accrued but unpaid bonus with respect to the fiscal year preceding the fiscal year in which such termination occurs, the executive will receive such accrued but unpaid amount. The payment of any severance amounts or benefits will be contingent upon the effective execution of a full release in our favor.

Mr. Whitaker’s agreement provides for an annual base salary of $                 and a target annual incentive bonus of             % of his base salary. Mr. Wolf’s agreement provides for an annual base salary of $                 and a target annual incentive bonus of             % of his base salary. Mr. Wittich’s agreement provides for an annual base salary of              Euro ($             at the May 31, 2006 exchange rate) and a target annual incentive bonus of         % of his base salary.

Transaction Bonuses

Upon consummation of this offering, the selling stockholders will fund, on a pro rata basis according to the amount of net proceeds received by the selling stockholders in this offering, a management bonus pool in an amount equal to the sum of $1.0 million and 2% of the excess of the enterprise value of Hyco implied by the initial offering price over $100.0 million. Assuming an initial public offering price of $              per share, which is the midpoint of the estimated offering price range set forth on the cover of this prospectus, the bonus pool would equal $              million. Such funds will be used to pay special transaction bonuses to certain of our officers and employees, including the named executive officers other than Mr. Whitaker. Mr. Whitaker and the selling stockholders will determine, in their sole discretion, which of our officers and employees will receive such bonuses and in what amounts. In making such determinations as to any particular officer or employee, consideration will be given to, among other factors, the recent improvements in our results of operations, the performance of the department or facility in which such officer or employee works, and management’s evaluation of his or her individual job performance and contribution to completing the offering. Transaction bonuses will be paid at the consummation of the offering or shortly thereafter.

In addition, upon consummation of this offering or shortly thereafter, the selling stockholders will pay a transaction bonus in the amount of $             million, consisting of cash and shares of our common stock, to Mr. Whitaker.

As a result of these bonuses, we will record a one-time compensation expense and a corresponding deemed contribution to capital equal to the amount of such bonuses.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our compensation committee. No interlocking relationship exists between any member of the board of directors or any member of the compensation committee of any other company.

Director and Officer Indemnification and Limitation on Liability

Our certificate of incorporation provides that, to the fullest extent permitted by the Delaware General Corporation Law and except as otherwise provided in our bylaws, none of our directors shall be liable to us or our stockholders for monetary damages for a breach of fiduciary duty. In addition, our certificate of incorporation provides for indemnification of any person who was or is made, or threatened to be made, a party to any action, suit or other proceeding, whether criminal, civil, administrative or investigative, because of his or her status as a director or officer of the company, or service as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at our request to the fullest extent authorized under the Delaware General Corporation Law against all expenses, liabilities and losses reasonably incurred by such person. Further, our certificate of incorporation provides that we may purchase and maintain insurance on our own behalf and on behalf of any other person who is or was a director, officer or agent of the company or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors and officers pursuant to the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy and is unenforceable.

CERTAIN TRANSACTIONS WITH AFFILIATES AND MANAGEMENT

We describe below transactions during our last three fiscal years to which we were or will be a party, in which

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

In connection with the completion of this offering, we will adopt a code of conduct that outlines the procedures for reviewing and pre-approving transactions between us and our directors, executive officers and affiliates.

Management, Advisory and Transaction Fees

We paid advisory fees to the Centre Entities in the amount of $150,000 in 2005 and have paid $50,000 through June 2006. We will pay management fees to the Centre Entities at the rate of $12,500 per month until the completion of this offering.

We paid advisory fees to Mr. O’Herron in the amount of $50,000 in 2005 and have paid $25,000 through June 2006. We will pay advisory fees to Mr. O’Herron at the rate of $4,167 per month until the completion of this offering.

The management fees paid to the Centre Entities and the advisory fees paid to Mr. O’Herron were based on the understanding of the respective parties of the fair value of the services provided, taking into account market conditions and what similarly situated companies have paid for similar services.

Hyco and Centre Partners Management, LLC are parties to an agreement whereby, in the event of certain transactions (including an initial public offering or a sale of the company), Centre Partners Management, LLC is entitled to receive a transaction fee equal to 1.5% of the enterprise value of the company. The parties have agreed, however, that, following the pre-offering transactions, the fee payable under such agreement as a result of this offering will be paid by the selling stockholders.

Shareholder Loan

During 2002, the Centre Entities loaned $950,000 to Pacoma. This loan accrued interest at a rate of 6%. In 2005, Pacoma repaid this loan in full with related interest. We believe that the loan was on terms at least as favorable to Pacoma as it could have expected to obtain from an unrelated third party.

Dividend Payments to Affiliates

In December 2005, Hyco Hidrover LTDA declared a dividend in the amount of 2.8 million Brazilian reais (approximately $1.1 million at the exchange rate as of December 31, 2005) that was paid to the Centre Entities on December 15, 2005. Also in December 2005, Hyco Hidrover LTDA declared a dividend in the amount of 4.6 million Brazilian reais (approximately $2.0 million at the exchange rate as of December 31, 2005) that was paid to the Centre Entities in January 2006. In May 2006, Hyco Hidrover LTDA declared dividends in the amount of 1.179 million Brazilian reais and paid approximately $522,000 to the Centre Entities in June 2006.

In addition, in July 2006, we expect to pay accrued dividends on our Series A preferred stock in the amount of $3.445 million.

Other Pre-Offering Transactions

Prior to the completion of this offering, Hyco Hidrover LTDA will become an indirect, wholly-owned subsidiary of Hyco International, Inc., in return for which we will issue             shares of our common stock to an entity controlled by the Centre Entities. For purposes of determining the number of shares of our common stock to be issued, we and the Centre Entities have agreed to value Hidrover at $6 million, which is the aggregate purchase price that the Centre Entities paid for Hidrover in 2003.

In addition, we expect to amend the terms of the warrants to purchase shares of our common stock that are held by the Centre Entities to reduce the exercise price of such warrants. Following this amendment, the Centre Entities will effect a cashless exercise of all of their warrants immediately prior to the offering, resulting in an issuance of              shares of our common stock to the Centre Entities.

We refer to these transactions (including the reorganization transaction) collectively as the pre-offering transactions. The net outcome of the pre-offering transactions is to consolidate our Brazilian operations under the corporate entity that owns our European and North American operations so that following the offering, our organizational structure is aligned with how we manage our business and how we report our financial results. The payment of dividends on our Series A preferred stock and the reduction of the exercise price of the warrants held by the Centre Entities, together with the exercise of the warrants, are intended to simplify our capital structure prior to the completion of this offering.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of June 15, 2006 by:

•	each person known to us to beneficially own more than 5% of the outstanding shares of common stock;

•	each of the named executive officers;

•	each of our directors;

•	all directors and executive officers as a group; and

•	each selling stockholder.

The table also sets forth such persons’ beneficial ownership of common stock immediately after the offering, as adjusted to reflect their sale of shares in this offering and after giving effect to the pre-offering transactions and the reverse stock split.

We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 12,383,555 shares of common stock outstanding on June 15, 2006 and                      shares of common stock outstanding upon completion of this offering.

In computing the number of shares of common stock beneficially owned by a person or group and the percentage ownership of that person or group, we deemed to be outstanding any shares of common stock subject to options held by that person or group that are currently exercisable or exercisable within 60 days after June 15, 2006. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o Hyco International, Inc., 100 Galleria Parkway, Suite 1000, Atlanta, Georgia 30339.

	Before Offering			After Offering(2)
Name of Beneficial Owner	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned	Number of Shares Offered in this Offering(1)	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Centre Capital Investors II, L.P.(3)	11,953,125	96.5%
The State Board of Administration of Florida(4).	5,505,060	44.5%
Centre Capital Tax-Exempt Investors II, L.P.(4)	1,179,678	9.5%
Centre Partners Co-Investment, L.P.(4)	798,899	6.5%
Centre Capital Offshore Investors II, L.P.(4)	788,798	6.4%
Centre Parallel Management Partners, L.P.(4)	55,582	*
Richard S. Melrose(5)	203,125	1.6%
FM Hydraulic Investors, L.C.(6)	68,555	*
Richard J. Habegger(7)	65,000	*
Robert F. Overholser(8)	62,500	*
Jonathan O’Herron(9)	31,250	*
Richard W. Detweiler	—	—
David L. Jaffe(10)	—	—
Scott Perekslis(10)	—	—
Ronald C. Whitaker	—	—
Craig V. Wolf	—	—
Kurt H. Wittich	—	—
All directors and executive officers as a group (7 persons)	31,250	*

*	Represents beneficial ownership of less than 1%.
(1)	If the underwriters exercise their over-allotment option in full, the following stockholders will sell the following additional shares: The State Board of Administration of Florida, shares; Centre Capital Investors II, L.P., shares; Centre Capital Tax-Exempt Investors II, L.P., shares; Centre Partners Co-Investment, L.P., shares; Centre Capital Offshore Investors II, L.P., shares ; Centre Parallel Management Partners, L.P., shares. If the underwriters exercise their over-allotment option in part, each of the selling stockholders named above will sell additional shares pro rata.
(2)	After giving effect to the pre-offering transactions, the reverse stock split and this offering.
(3)	Includes (i) 5,505,060 shares owned by The State Board of Administration of Florida, which are subject to an investment management agreement with Centre Partners, (ii) 1,179,678 shares owned by Centre Capital Tax-Exempt Investors II, L.P., (iii) 798,899 shares owned by Centre Capital Co-Investment, L.P., (iv) 788,798 shares owned by Centre Capital Offshore Investors II, L.P. and (v) 55,582 shares owned by Centre Parallel Management Partners, L.P. All such shares are beneficially owned by such entities through their respective membership interests in Hidrover Acquisition, LLC, a Delaware limited liability company. Each such beneficial owner acquired shares pursuant to equity investments in the company between 1998 and 2001. Two of our current directors, David Jaffe and Scott Perekslis, are managing directors of Centre Partners and, as such, exercise voting and/or dispositive powers over the shares held by Centre Capital Investors II, L.P. As a result thereof, each of Mr. Jaffe and Mr. Perekslis may be deemed to beneficially own such shares. Each of Mr. Jaffe and Mr. Perekslis disclaims beneficial ownership of such shares except to the extent of his indirect pecuniary interest therein. The address of each such beneficial owner is c/o Centre Partners Management, LLC, 30 Rockefeller Plaza, 50th Floor, New York, New York 10020.
(4)

All such shares are beneficially owned by such entity through its respective membership interests in Hidrover Acquisition, LLC, a Delaware limited liability company. Each such beneficial owner acquired shares pursuant to equity investments in the company between 1998 and 2001. Two of our current directors,

David Jaffe and Scott Perekslis, are managing directors of Centre Partners and, as such, exercise voting and/or dispositive powers over the shares held by such entity. As a result thereof, each of Mr. Jaffe and Mr. Perekslis may be deemed to beneficially own such shares. Each of Mr. Jaffe and Mr. Perekslis disclaims beneficial ownership of such shares except to the extent of his indirect pecuniary interest therein. The address of each such beneficial owner is c/o Centre Partners Management, LLC, 30 Rockefeller Plaza, 50th Floor, New York, New York 10020.

(5)	The address of such beneficial owner is 17 Paces West Drive, Atlanta, Georgia 30327. Mr. Melrose acquired such shares pursuant to an equity investment in the company in 1998.
(6)	The address of such beneficial owner is One Village Green Circle, Charlottesville, Virginia 22903. Mr. Tom Gilliam maintains voting and investment control over the shares owned by FM Hydraulic Investors, L.C., which were acquired pursuant to equity investments in the company between 1998 and 2001.
(7)	The address of such beneficial owner is 5515 South 930 East, Wolcottville, Indiana 46795. Mr. Habegger acquired such shares pursuant to an equity investment in the company in 1999.
(8)	The address of such beneficial owner is 3807 Harbor Lane, Quincy, Illinois 62305. Mr. Overholser acquired such shares pursuant to an equity investment in the company in 1999.
(9)	Mr. O’Herron acquired such shares pursuant to an equity investment in the company in 1998. Mr. O’Herron is a member of our board of directors.
(10)	Although such person may be deemed to beneficially own the shares held by Centre Capital Investors II, L.P., each such person disclaims beneficial ownership of such shares except to the extent of his indirect pecuniary interest therein. The address of each such beneficial owner is c/o Centre Partners Management, LLC, 30 Rockefeller Plaza, 50th Floor, New York, New York 10020.

DESCRIPTION OF CAPITAL STOCK

General

Our authorized capital stock as set forth in our Amended and Restated Certificate of Incorporation consists of              shares of common stock, par value $0.001 per share and 100,000 shares of preferred stock, par value of $0.001 per share. As of December 31, 2005, there were 12,383,555 shares of common stock and 17,662 shares of Series A preferred stock issued and outstanding.

All of our existing stock is, and the shares of common stock being offered by us in this offering will be, upon payment therefor, validly issued, fully paid and nonassessable. This discussion set forth below describes the material terms of our capital stock, certificate of incorporation and bylaws as will be in effect upon completion of this offering.

Common Stock

The holders of our common stock are entitled to receive ratable dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, if any. The terms of our indebtedness impose restrictions on our ability to declare dividends on our common stock. Each outstanding share of our common stock is entitled to one vote on all matters submitted to a vote of stockholders. Our common stock is not entitled to preemptive or other similar subscription rights to purchase any of our securities. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive pro rata our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding.

Preferred Stock

Our board of directors may, without further action by our stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of our liquidation, dissolution or winding-up before any payment is made to the holders of shares of common stock. Under specified circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock.

As of December 31, 2005, we had 17,662 shares of our Series A preferred stock outstanding, all of which were held by the Centre Entities. The holders of the shares of our Series A preferred stock are entitled to receive cumulative dividends accruing at the rate of 6% per annum payable quarterly in arrears, when and if declared by our board of directors. The Series A preferred stock ranks senior as to dividends and upon liquidation to our common stock and has a liquidation preference of $1,000 per share plus all undeclared and unpaid dividends. The Series A preferred stock is mandatorily redeemable upon consummation of the offering at a price per share equal to the aggregate liquidation preference per share plus accrued and unpaid dividends thereon. Accordingly, upon the completion of this offering and the application of the net proceeds as described under “Use of Proceeds,” there will be no shares of Series A preferred stock outstanding, and we have no present intention to issue any further shares of preferred stock.

Anti-Takeover Effects of Our Certificate of Incorporation and Bylaws and Delaware Law

Our certificate of incorporation and bylaws, as will be amended upon completion of the offering, will contain, and Delaware law does contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and that may have the effect of delaying, deferring or preventing a future takeover or change in control of the company, including a transaction that may be in the best interests of our minority stockholders, unless such takeover or change in control is approved by the board of directors. These provisions include:

Removal of Directors

Our certificate of incorporation will provide that a director may be removed only for cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of directors. This provision, when coupled with the provision in our bylaws authorizing our board of directors to fill vacant directorships, precludes stockholders from removing incumbent directors, except for cause and with a substantial affirmative vote, and filling the vacancies created by the removal with their own nominees, which could have the effect of delaying, deferring or preventing a change in our control or management.

Anti-takeover Statute

Subject to specified exceptions, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. A Delaware corporation may elect, through an amendment to its certificate of incorporation or bylaws, not to be governed by these provisions. We have not made such an election and, therefore, we will be subject to these provisions when we become a public company.

Special Meetings and Stockholder Action

Our certificate of incorporation and bylaws will provide that special meetings of our stockholders may be called only by the chairman of the board of directors, our chief executive officer, a majority of our board of directors, or the holder or holders of 25% or more of the outstanding capital stock of our company entitled generally to vote in the election of directors. Our certificate of incorporation will provide that stockholders may not act by written consent, but rather may only act at duly called meetings. Should any stockholder desire to present business at any meeting, they must comply with certain advance notice provisions in our bylaws described below. These provisions may delay or preclude stockholders from bringing matters before a meeting of stockholders or from making nominations for directors at a meeting of stockholders, which could delay or deter takeover attempts or changes in management;

Amendment to our Certificate of Incorporation

Our certificate of incorporation may be amended only by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter, except for those provisions relating to the removal of directors, which may be amended only by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Advance Notice Procedures

Our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring that business before the meeting. Although the bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Nasdaq National Market Trading

We have applied to have our common stock approved for quotation on The Nasdaq National Market under the symbol “HYCO”.

Transfer Agent and Registrar

We intend to appoint a transfer agent and registrar for our common stock prior to the completion of this offering.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares, or the availability of shares for sale, will have on the market price of our common stock prevailing from time to time. Sales of our common stock in the public market after the restrictions described below lapse, or the perception that those sales may occur, could cause the prevailing market price to decline or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

Upon completion of this offering, we will have              shares of common stock outstanding, based on 12,383,555 shares of common stock outstanding as of December 31, 2005. Of these shares, the shares sold in this offering, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. In general, affiliates include executive officers, directors, and 10% stockholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144.

The remaining shares outstanding prior to this offering are restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k), or 701 promulgated under the Securities Act, which are summarized below.

Taking into account the lock-up agreements, and assuming the underwriters do not release shares from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of the registration statement of which this prospectus forms a part, the shares sold in this offering will be immediately available for sale in the public market and approximately shares will be eligible for sale pursuant to Rule 144(k), of which are held by affiliates; and

•	beginning 180 days after the effective date of the registration statement of which this prospectus forms a part (unless the lock-up period is extended as described below and in “Underwriting”), approximately additional shares held by affiliates will be eligible for sale subject to volume, manner of sale, and other limitations under Rule 144; additional shares held by nonaffiliates will be eligible for sale pursuant to Rule 701; and additional shares will be eligible for sale pursuant to Rule 144(k).

Lock-Up Agreements

Our directors, executive officers, and certain stockholders will enter into lock-up agreements in connection with this offering, generally providing that they will not offer, sell, contract to sell, or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of the underwriters. Despite possible earlier eligibility for sale under the provisions of Rules 144, 144(k), and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by the underwriters. Approximately       % of our outstanding shares of common stock, or       % of our issuable shares of common stock, will be subject to such lock-up agreements. These agreements are more fully described in “Underwriting.”

We have been advised by the underwriters that they may at their discretion waive the lock-up agreements; however, they have no current intention of releasing any shares subject to a lock-up agreement. The release of any lock-up would be considered on a case-by-case basis. In considering any request to release shares covered by a lock-up agreement, the representatives would consider circumstances of emergency and hardship. No agreement has been made between the underwriters and us or any of our stockholders pursuant to which the representatives will waive the lock-up restrictions.

Registration Rights

On June 5, 1998, we entered into a registration rights agreement with the Centre Entities under which the Centre Entities have certain registration rights with respect to 11,953,125 shares of our common stock held by them. The registration rights agreement entitles the Centre Entities, subject to certain conditions and limitations, to five demand registrations and to unlimited piggyback registrations in respect of such shares. Pursuant to a stockholders’ agreement dated June 5, 1998 Agreement, among us, Richard S. Melrose, FM Hydraulic Investors, L.C., Jonathan O’Herron, the Centre Entities and Centre Partners Management LLC, Mr. Melrose has, subject to terms and conditions, certain registration rights with respect to 203,125 shares of our common stock.

Rule 144

In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	1% of the number of shares of common stock then outstanding; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144. Therefore, unless otherwise restricted pursuant to the lock-up agreements or otherwise, those shares may be sold immediately upon the completion of this offering.

Rule 701

Under Rule 701, each of our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract is eligible to resell these shares 90 days after the effective date of this offering in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

Form S-8 Registration Statements

We intend to file one or more registration statements on Form S-8 under the Securities Act as soon as practicable after the completion of this offering for shares issued upon the exercise of options and shares to be issued under our employee benefit plans. As a result, any such options or shares will be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144 unless otherwise resalable under Rule 701.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-UNITED STATES HOLDERS

The following discussion is a general summary of the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to “non-U.S. holders.” As used herein, a non-U.S. holder means a beneficial owner of our common stock that is not a U.S. person or a partnership for U.S. federal income tax purposes, and that will hold shares of our common stock as capital assets (i.e., generally, for investment). For U.S. federal income tax purposes, a U.S. person includes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other business entity treated as a corporation) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is includible in gross income regardless of source; or

•	a trust that (A) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons, or (B) otherwise has elected to be treated as a U.S. domestic trust.

If a partnership holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

This summary does not consider specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position and does not consider U.S. state and local or non-U.S. tax consequences. It also does not consider non-U.S. holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks and insurance companies, dealers in securities, holders of our common stock held as part of a “straddle,” “hedge,” “conversion transaction” or other risk-reduction transaction, controlled foreign corporations, passive foreign investment companies, companies that accumulate earnings to avoid U.S. federal income tax, foreign tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common stock as compensation). This summary is based on provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury regulations, administrative pronouncements of the U.S. Internal Revenue Service (“IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change, possibly on a retroactive basis, and different interpretations.

We encourage each prospective non-U.S. holder to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income, estate and other tax consequences of holding and disposing of our common stock.

U.S. Trade or Business Income

For purposes of this discussion, dividend income, and gain on the sale or other taxable disposition of our common stock, will be considered to be “U.S. trade or business income” if such dividend income or gain is (i) effectively connected with the conduct by a non-U.S. holder of a trade or business within the United States and (ii) in the case of a non-U.S. holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the non-U.S. holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the non-U.S. holder complies with applicable certification and disclosure requirements); instead, U.S. trade or business income is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates in the same manner as a U.S. person. Any U.S. trade or business income received by a non-U.S. holder that is a corporation also may be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Dividends

Distributions of cash or property that we pay on our common stock will be taxable as dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A non-U.S. holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the non-U.S. holder’s tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a non-U.S. holder will be required to provide a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) certifying its entitlement to benefits under the treaty. A non-U.S. holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. A non-U.S. holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

The U.S. federal withholding tax does not apply to dividends that are U.S. trade or business income, as described above, of a non-U.S. holder who provides a properly executed IRS Form W-8ECI (or appropriate substitute or successor form), certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States.

Dispositions of Our Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock unless:

•	the gain is U.S. trade or business income, as described above;

•	the non-U.S. holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions; or

•	we are or have been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the non-U.S. holder’s holding period for our common stock.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide (domestic and foreign) real property interests and its other assets used or held for use in a trade or business. For this purpose, real property interests include land, improvements, and associated personal property. We have not made a determination as to whether or not we are or have been a USRPHC. If we are found to be a USRPHC, a non-U.S. holder, nevertheless, will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale or other disposition of our common stock so long as our common stock is “regularly traded on an established securities market” as defined under applicable Treasury regulations and a non-U.S. holder owns, actually and constructively, 5% or less of our common stock during the shorter of the five-year period ending on the date of disposition and such non-U.S. holder’s holding period for our common stock. Prospective investors should be aware that no assurance can be given that our common stock will be so regularly traded when a non-U.S. holder sells its shares of our common stock.

Information Reporting and Backup Withholding Requirements

We must annually report to the IRS and to each non-U.S. holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the non-U.S. holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a non-U.S. holder of our common stock generally will be exempt from backup withholding if the non-U.S. holder provides a properly executed IRS Form W-8BEN (or appropriate substitute or successor form) or otherwise establishes an exemption.

The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of common stock to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related person”). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a non-U.S. holder and the broker has no knowledge to the contrary. Non-U.S. holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of our common stock).

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, if the non-U.S. holder provides the required information to the IRS.

UNDERWRITING

Friedman, Billings, Ramsey & Co., Inc. and BMO Capital Markets Corp. are acting as representatives of the underwriters. Subject to the terms and conditions in the underwriting agreement, each underwriter named below has agreed to purchase from us and the selling stockholders, on a firm commitment basis, the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.
BMO Capital Markets Corp.
Total

The underwriting agreement provides that the underwriters’ obligations to purchase our common stock are subject to approval of legal matters by counsel and the satisfaction of other conditions. These conditions include, among others, the continued accuracy of representations and warranties made by us in the underwriting agreement, delivery of legal opinions from O’Melveny & Myers LLP and the absence of material adverse changes in our assets, business or prospects after the date of this prospectus. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any shares.

The representatives have advised us that the underwriters propose to offer the common stock directly to the public at the public offering price presented on the cover page of this prospectus and to selected dealers, who may include the underwriters, at the public offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $             per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms. The underwriters have informed us that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

The following table summarizes the underwriting discounts and commissions that we and the selling stockholders will pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Total
	Per Share	Without Over-Allotment	With Full Over-Allotment
Initial public offering price	$	$	$
Underwriting discount paid by us
Underwriting discount paid by selling stockholders

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $             million. The selling stockholders will bear a pro rata portion of these expenses, excluding fees and expenses for accounting and tax advisory services.

The selling stockholders have granted to the underwriters an option to purchase up to an aggregate of              shares of common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discounts and commissions shown on the cover page of this prospectus. The underwriters may exercise this option in whole or in part at any time until 30 days after the date of the underwriting agreement. To the extent the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares proportionate to that underwriter’s initial commitment as indicated in the preceding table. If this option is not exercised in full, the number of shares as to which it is exercised will be apportioned among certain selling stockholders on a pro rata basis.

We and our executive officers, directors and our stockholders representing substantially all of our shares have agreed not to, directly or indirectly, offer to sell, contract to sell, or otherwise sell, pledge, dispose of or hedge any common stock or any securities convertible into or exchangeable for shares of common stock for a period of 180 days from the date of this prospectus, except with the prior written consent of the representatives and except for transfers to related entities or for estate planning purposes (with respect to agreements with individuals) where, in each case, the transferee agrees to be subject to the same limitations. Friedman, Billings, Ramsey & Co., Inc. and BMO Capital Markets Corp., in their sole discretion, may release the common stock or other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the common stock or other securities from lock-up agreements, Friedman, Billings, Ramsey & Co., Inc. and BMO Capital Markets Corp. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated among the representatives, us and the selling stockholders. In determining the initial public offering price of our common stock, the representatives will consider:

•	prevailing market conditions;

•	our historical performance and capital structure;

•	estimates of our business potential and earnings prospects;

•	an overall assessment of our management; and

•	the consideration of these factors in relation to market valuation of companies in related businesses.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “HYCO.”

We have agreed to indemnify the underwriters against liabilities relating to the offering, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

The representatives may engage in over-allotment transactions, stabilizing transactions, syndicate covering transactions, penalty bids or purchases and passive market making for the purposes of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934.

•	Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specific maximum.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, thus creating a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the common stock who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchase shares of our common stock until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions, penalty bids and passive market making may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the selling stockholders nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the selling stockholders nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

At our request, the underwriters have reserved up to              shares, or       % of our common stock offered by this prospectus, for sale under a directed share program to our officers, directors, employees, business associates and other individuals who have family or personal relationships with our employees. If any of our current directors or executive officers subject to lock-up agreements purchase these reserved shares, the shares will be restricted from sale under the lock-up agreements. We will determine the specific allocation of the shares to be offered under the directed share program in our sole discretion. All of the persons purchasing the reserved shares must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares. Shares committed to be purchased by directed share participants that are not so purchased will be reallocated for sale to the general public in the offering. All sales of shares under the directed share program will be made at the initial public offering price set forth on the cover page of this prospectus.

The underwriters expect to facilitate Internet distribution for this offering to certain of their Internet subscription customers through affiliated broker-dealers and other intermediaries. Certain underwriters intend to allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on Internet websites maintained by Friedman, Billings, Ramsey & Co., Inc. and BMO Capital Markets Corp. Any allocation for Internet distributions will be made by the underwriters on the same basis as other allocations. In addition, shares of common stock may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Harris N.A., an affiliate of BMO Capital Markets Corp., is the lender to two of our North American subsidiaries under our North American credit facility. See “Use of Proceeds.” Harris N.A. also provides cash management services to us. In accordance with Rule 2710(h)(1) of the Conduct Rules of the National Association of Securities Dealers, Inc., because more than 10% of the net proceeds from this offering will be paid to an affiliate of one of the underwriters, the offering is being conducted in compliance with Rule 2720(c)(3) of the Conduct Rules of the National Association of Securities Dealers, Inc. That rule requires that the price at which our shares of common stock are to be distributed to the public must be no higher than that recommended by a

“qualified independent underwriter” who has also participated in the preparation of this prospectus and the registration statement of which it is a part and who meets certain standards. In accordance with this requirement, Friedman, Billings, Ramsey & Co., Inc. will serve in such role and will recommend the public offering price in compliance with the requirements of Section 2720. Friedman, Billings, Ramsey & Co., Inc., in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. The underwriters may also, from time to time, engage in transactions with and perform services for us and our subsidiaries and affiliates in the ordinary course of business.

Other than the prospectus in electronic format, information contained on any other website maintained by an underwriter is not part of this prospectus, has not been endorsed by us or the selling stockholders and should not be relied on by investors in deciding whether to purchase any shares in this offering. The underwriters are not responsible for information contained in websites that they do not maintain.

LEGAL MATTERS

The validity of the shares offered hereby will be passed upon for us by O’Melveny & Myers LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

EXPERTS

The combined consolidated financial statements as of December 31, 2004 and December 31, 2005 and for each of the three years in the period ended December 31, 2005 included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

MARKET AND INDUSTRY DATA

This prospectus includes market share and industry data and forecasts that we derived from internal company records, publicly available information and industry publications and surveys. Industry publications and surveys generally state that the information contained therein has been obtained from sources believed to be reliable. Except where otherwise noted, statements as to our position relative to our competitors or as to market position or market share refer to the most recently available data.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 with the SEC relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

Anyone may inspect a copy of the registration statement without charge at the public reference facility maintained by the SEC in Room 1580, 100 F Street, N.E., Washington, D.C. 20549. Copies of all or any part of the registration statement may be obtained from that facility upon payment of the prescribed fees. The public may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

HYCO INTERNATIONAL, INC. AND SUBSIDIARIES

COMBINED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND MARCH 31, 2006 (UNAUDITED)

(All amounts in thousands, except shares)

	December 31, 2005	March 31, 2006
ASSETS
CURRENT ASSETS:
Cash	$8,368	$4,355
Accounts receivable, net of allowance for doubtful accounts of $368 and $376 on December 31, 2005 and March 31, 2006, respectively	21,764	27,169
Inventories	25,567	28,451
Prepaid expenses/other receivables	3,356	3,524
Current deferred tax asset	1,000	1,000

Total current assets	60,055	64,499
PROPERTY, PLANT, AND EQUIPMENT—Net	28,058	28,493
GOODWILL—Net	3,830	3,821
INTANGIBLES, Net of amortization	757	705
LONG TERM DEFERRED TAX ASSET	2,139	2,050
OTHER NONCURRENT ASSETS	798	841

TOTAL	$95,637	$100,409

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$13,581	$15,681
Other accrued expenses	10,670	11,005
Declared dividend payable	1,974	—
Income taxes payable	788	991
Current maturities of long-term debt and capital lease obligations	2,442	2,272

Total current liabilities	29,455	29,949

LONG-TERM DEBT	27,762	29,641

LONG TERM DEFERRED TAX LIABILITY	564	564

OTHER LONG-TERM LIABILITIES	3,027	2,748

SHAREHOLDERS’ EQUITY:
Hyco Redeemable preferred stock, $0.001 par value, authorized 100,000 shares; issued and outstanding 2005 and 2006—17,662 shares, liquidation preference—$20,842	17,662	17,662
Hyco Common stock, $0.001 par value, authorized 40,000,000 shares; issued and outstanding 2005 and 2006—12,383,557 shares	12	12
Hidrover Share quotas, $R1 par value, issued and outstanding 6,001,190 share quotas in 2005 and 2006	2,034	2,034
Additional paid-in capital	43,686	43,686
Cumulative translation adjustments	2,652	3,782
Retained deficit	(31,217)	(29,669)

Total shareholders’ equity	34,829	37,507

TOTAL	$95,637	$100,409

See notes to combined consolidated financial statements.

HYCO INTERNATIONAL, INC. AND SUBSIDIARIES

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2006 (UNAUDITED)

(All amounts in thousands)

	Three Months Ended March 31,
	2005	2006
NET SALES	$51,500	$48,517
COST OF GOODS SOLD	42,374	41,505

GROSS PROFIT	9,126	7,012
SELLING, GENERAL, AND ADMINISTRATIVE	3,544	3,978
INTEREST EXPENSE	523	444
OTHER (INCOME) EXPENSES—Net	402	70

INCOME BEFORE INCOME TAXES	4,657	2,520
INCOME TAX EXPENSE	777	735

NET INCOME	3,880	1,785
OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	(460)	1,130
Minimum pension liability adjustment	(25)	—

Total other comprehensive income	(485)	1,130
COMPREHENSIVE INCOME	$3,395	$2,915

PROFORMA BASIC EARNINGS:
Net income attributable to common shareholders (unaudited)	$3,615	$1,520
PROFORMA BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (UNAUDITED)	14,318,118	14,318,118
PROFORMA BASIC EARNINGS PER COMMON SHARE:
Net income (unaudited)	$0.25	$0.11
PROFORMA DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (UNAUDITED)	32,370,200	33,854,858
PROFORMA DILUTED EARNINGS PER COMMON SHARE:
Net income (unaudited)	$0.11	$0.04
PROFORMA AS ADJUSTED NET INCOME PER COMMON SHARE:
Basic and diluted (unaudited—see Note 1)		$0.04
PROFORMA AS ADJUSTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic and diluted (unaudited—see Note 1)		39,562,535

See notes to combined consolidated financial statements.

HYCO INTERNATIONAL, INC. AND SUBSIDIARIES

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2005 AND 2006 (UNAUDITED)

(All amounts in thousands)

	Three Months Ended March 31,
	2005	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,880	$1,785
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation of property, plant, and equipment	889	1,065
Amortization of trademarks and other noncurrent assets	87	102
Changes in assets and liabilities:
Decrease (increase) in assets:
Accounts receivable	(4,393)	(5,405)
Inventories	(676)	(2,884)
Prepaid expenses/other receivables	(644)	(169)
Other noncurrent assets	100	46
Increase (decrease) in liabilities:
Accounts payable	254	1,862
Income tax payable	282	203
Other accrued expenses	(713)	335
Other long-term liabilities	(434)	(279)

Net cash used in operating activities	(1,368)	(3,339)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(920)	(854)

Net cash used in investing activities	(920)	(854)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	—	(1,974)
Proceeds from revolver—net	1,916	1,812
Payments of long-term debt	(775)	(405)

Net cash provided by (used in) financing activities	1,141	(567)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	731	747

NET DECREASE IN CASH AND CASH EQUIVALENTS	(416)	(4,013)
CASH—Beginning of period	4,678	8,368

CASH—End of period	$4,262	$4,355

SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid	$324	$293

Income taxes paid	$480	$395

See notes to combined consolidated financial statements.

HYCO INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 31, 2006 and for the three months ended March 31, 2006 and 2005 is unaudited)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business, Consolidation and Presentation—

Hyco International, Inc.—Hyco International, Inc. ( “Hyco”) and its wholly owned subsidiary Hyco Holdings LLC (“Holdings”) were formed in 1998 and later in June 1998 acquired Dana Corporation’s global hydraulic cylinder businesses located in Arab, Alabama; Lancaster, Texas; St. Wenceslas, Quebec, Canada; and Hausach, Germany (the “Acquisitions”).

Since that time, Hyco has made several additional acquisitions and started operations at a leased facility in Mexico, which was closed in 2003. Through its global operations, Hyco offers a broad range of hydraulic cylinder products primarily serving the mobile equipment markets.

Hyco Hidrover LTDA—In May 2001, Hyco purchased the stock of Hidrover Equipamentos Oleodinamicos, S.A. of Caxias do Sul, Brazil (“Hyco Hidrover LTDA” or “Hidrover”), whose name was later changed to Hyco Oleodinámica Indústria e Comércio LTDA on March 9, 2006. The Company believes Hidrover is the largest South American producer of hydraulic cylinders, primarily for the mobile equipment markets.

In August 2003, the Company completed the sale of 82.8% of the shares of Hidrover for $4.8 million to the Centre Entities. In December 2003, the Company sold its remaining shares in Hidrover to the Centre Entities for $1.2 million.

Basis of Presentation—Hyco is majority owned by the Centre Entities. Hidrover is 100% owned by the Centre Entities, except for one share quota that Hyco holds for Brazilian law purposes. The Hyco management team continues to manage both entities and as such the financial performance for Hyco International Inc. and its subsidiaries is being combined with the financial performance of Hidrover into a single report (the “Company”). The accompanying combined consolidated financial statements include the accounts of Hyco, Hidrover and their respective wholly owned subsidiaries (collectively, the “Company”). All significant inter-company balances and transactions have been eliminated in combination and consolidation.

These financial statements have been prepared on the historical cost basis in accordance with accounting principles generally accepted in the United States and present the Company’s financial position, results of operations, and cash flows.

The Company has prepared the unaudited consolidated financial statements included herein pursuant to the rules and regulations of the United States Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States have been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate and the information presented is not misleading. The Company suggests that these financial statements be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus. In the opinion of management, the information furnished reflects adjustments of a normal and recurring nature and includes those adjustments necessary for a fair presentation of the financial information for the interim periods reported.

Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HYCO INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue recognition—The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the selling price to the buyer is fixed, and collectibility is reasonably assured. Generally, these four criteria are satisfied and revenue from product sales is recognized upon shipment to customers. Provisions for discounts and rebates to customers and returns are provided for in the same period the related sales are recorded.

Cash and cash equivalents—Cash and cash equivalents include cash on hand and all liquid investments with an initial maturity of three months or less when purchased.

Inventories— Inventories, consisting primarily of hydraulic cylinders, component parts, rods, and tubing, are stated at the lower of cost or market. Cost includes materials, labor, and manufacturing overhead determined using the first-in, first-out (“FIFO”) method. The Company reserves for slow moving inventory based on historical and anticipated usage.

Inventories at December 31, 2005 and March 31, 2006 consisted of the following (in thousands):

	December 31, 2005	March 31, 2006
		(unaudited)
Raw materials	$12,396	$13,136
Work in progress	8,917	10,655
Finished cylinders	7,247	7,655

Gross inventories	28,560	31,446
Less: Excess/obsolescence reserve	(2,993)	(2,995)

Net inventories	$25,567	$28,451

Property and equipment—Property, plant, and equipment related to acquisitions is stated at the allocated purchase price based on appraisals or estimated fair value of the property as of the acquisition date and is generally depreciated using the straight-line method over its useful life for all facilities. Other property, plant, and equipment purchased by the Company is stated at cost. Major additions and improvements are charged to the property accounts, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Property held under capital leases is amortized on a straight-line basis over the lesser of estimated useful lives or the lease term.

Goodwill and other intangible assets—Goodwill represents the excess of the purchase price over the net tangible and identifiable intangible assets of acquired businesses and, in accordance with SFAS No. 142, Goodwill and Other Intangible Assets, is not amortized. The Company has goodwill recorded for only one of its reporting units at December 31, 2005 and March 31, 2006. The Company has elected to make the annual impairment assessment on January 1 of each year. The annual impairment assessments made at January 1, 2005 and 2006 did not result in any impairment charges.

Valuation of Long-Lived Assets—Pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company periodically evaluates long-lived assets, including property, plant and equipment and definite lived intangible assets, whenever events or changes in conditions may indicate that the carrying value may not be recoverable. A long-lived asset is considered impaired when its fair value is less than its carrying value. The Company believes that long-lived assets in the accompanying combined consolidated balance sheets are appropriately valued.

Income taxes—The Company provides for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset- and liability-based approach in accounting for income taxes.

Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenue and expense items for financial statement and income tax purposes.

HYCO INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Valuation allowances are provided against assets not likely to be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax-planning strategies.

Fair value of financial instruments—Management believes that the carrying amounts of financial instruments, including cash and cash equivalents, receivables, line of credit, notes payable, accounts payable and accrued liabilities, approximate fair value given the short-term nature of these items.

Foreign currency translation— Financial statements of international subsidiaries are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and a weighted-average exchange rate for the year for revenues, expenses, gains and losses. Foreign currency transaction adjustments are recorded in income. These amounts were not material to the financial statements in the three months ended March 31, 2006.

Segment disclosure—The Company’s reportable segments align it into three business segments based upon geographic locations. The North American segment consists of the operations of the Company’s one U.S. facility and two Canadian facilities. The European segment consists of the operations of the Company’s two German facilities. The South American segment consists of the operations of the Company’s Brazilian facility. Each of the segments derives its revenues from the sale of custom-designed hydraulic cylinders used in mobile equipment.

Information concerning the operations in these reportable segments is as follows (in thousands):

	Three Months Ended March 31,
	2005	2006
	(unaudited)
Net Sales:
North America	$18,120	$20,155
Europe	27,491	22,282
South America	6,052	6,223
Unallocated corporate eliminations	(163)	(143)

	$51,500	$48,517

Income (loss) from continuing operations:
North America	$1,376	$694
Europe	1,374	454
South America	1,192	941
Unallocated corporate costs	(62)	(304)

	$3,880	$1,785

	December 31, 2005	March 31, 2006
		(unaudited)
Identifiable Assets:
North America	$39,953	$440,666
Europe	40,185	43,393
South America	15,499	16,350

	$95,637	$100,409

Earnings per share—Proforma basic income per common share is computed by dividing net income available to common shareholders by the weighted-average number of common shares outstanding during the period after giving proforma effect to the anticipated issuance of common shares in connection with the contribution of Hidrover to Hyco.

HYCO INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net income available to common shareholders is calculated as follows:

	Three Months Ended March 31,
	2005	2006
Net income	3,880	1,785
Deduct preferred dividend	(265)	(265)

Net income available to common shareholders	3,615	1,520

For computation of proforma shares, the Company estimated the number of shares to be issued in connection with the contribution of Hidrover to Hyco (the “Hidrover Shares”). The Company ascribed a value to Hidrover of $6 million, which is the aggregate purchase price that the Centre Entities paid for the outstanding share capital of Hidrover, comprising 6,001,190 share quotas. The Company then compared that ascribed valuation to the combined enterprise value of the Company that would be implied by the midpoint of an assumed offering price range. The Hidrover Shares are intended to represent a proportion of the Company’s outstanding common stock following the offering (after taking into account the anticipated cashless exercise of the warrants held by the Centre Entities) equal to the proportional value of Hidrover relative to the Company’s implied post-offering enterprise value. Based on this calculation, the Hidrover Shares were assumed to equal 1,934,563 shares of the Company’s common stock.

For purposes of calculating proforma basic income per common share, the number of common shares outstanding during the periods presented includes only common shares actually issued and outstanding and the Hidrover Shares, and does not include common shares issuable upon the exercise of any potentially dilutive securities.

Proforma diluted net income per share gives effect to all potentially dilutive securities. Hyco’s outstanding warrants were potentially dilutive securities during the three months ended March 31, 2005 and 2006. Proforma basic and diluted weighted-average shares outstanding was computed as follows:

	Three Months Ended March 31,
	2005	2006
Total common shares outstanding	12,383,555	12,383,555
Proforma shares issued for Hidrover	1,934,563	1,934,563

Total proforma weighted-average shares outstanding – Basic	14,318,118	14,318,118
Add common stock equivalents:
Warrants	18,052,090	19,536,740

Total proforma weighted-average shares outstanding – Diluted	32,370,209	33,854,858

Unaudited proforma as adjusted net income per common share

Unaudited proforma as adjusted net income per share is computed using the weighted average number of common shares outstanding, including the proforma as adjusted effects of the redemption of all outstanding redeemable preferred stock, payment of preferred stock accrued dividends through the latest balance sheet date using proceeds from the offering, and the cashless exercise of all outstanding warrants at the latest balance sheet date into shares of the Company’s common stock effective upon the assumed closing of the Company’s proposed initial offering as if such redemptions, payments, and conversions had occurred at the beginning of 2006. The Company’s historical capital structure is not indicative of its prospective structure due to the redemption of all shares of preferred stock. Payment of preferred stock accrued dividends through the latest balance sheet date using proceeds from the offering, and the cashless exercise of all outstanding warrants concurrent with the closing of the Company’s anticipated initial public offering. Accordingly, proforma basic net income per common share should not be used as an indicator of future earnings per common share.

HYCO INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table reconciles the weighted-average common shares used in the computation of proforma basic and diluted net income available to common stockholders per share to the proforma as adjusted net income available to common stockholders for the three months ended March 31, 2006:

	Basic	Diluted
Proforma weighted-average common shares outstanding	14,318,118	33,854,858
Effect of proforma as adjusted redemption of preferred stock	5,697,419	5,697,419
Effect of proforma payment of accrued dividends	10,258	10,258
Effect of proforma cashless exercise of warrants	19,536,740	—

Proforma as adjusted weighted-average common shares outstanding	39,562,535	39,562,535

New Accounting Pronouncements—In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The FASB issued SFAS No. 151 in order to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges regardless of whether they meet the “so abnormal” criterion outlined in ARB No. 43. SFAS No. 151 also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. This statement is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005. The adoption of SFAS No. 151 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which replaced SFAS No. 123, Accounting for Stock-Based Compensation, and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires the measurement of all share-based payments to employees and directors, including grants of employee stock options, using a fair-value-based method, and the recording of such expense in our statements of operations. SFAS No. 123R applies to reporting periods beginning after December 15, 2005. To the extent that the Company decides to issue share-based payments, the Company expects the adoption of SFAS No. 123R to have an impact on its results of operations, net income (loss) and net income (loss) per share.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization or depletion method for long-lived nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS No. 154 is issued. The Company adopted the provisions of SFAS No. 154, as applicable, beginning in fiscal 2006.

NOTE 2—GOODWILL

The change to the goodwill balance during the three months ended March 31, 2006 is as follows (in thousands):

Goodwill balance as of December 31, 2005	$3,830
Effect of foreign currency translation on goodwill carrying value	(9)

Goodwill balance as of March 31, 2006	$3,821

HYCO INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—LONG-TERM DEBT

Holdings Credit Agreement

On December 29, 2004, Holdings and Hyco Alabama entered into agreements for a revolving loan and term loans (collectively, “Holdings North American Credit Agreement”) thus refinancing the Revolver and Term Loan that had been in place since 1998. The total credit line at closing under the revolving loan and term loans was $17.8 million. The collateral under the Holdings North American Credit Agreement includes substantially all of the Company’s assets located in Arab, Alabama; St. Wenceslas, Quebec; and Kitchener, Ontario. The revolving loan under the refinanced Holdings North American Credit Agreement is available at LIBOR plus 3% or Prime plus 0.5% and limited to the sum of (i) 85% of the eligible accounts receivable and (ii) the lesser of $6 million or 55% of the eligible finished goods inventory plus 55% of all other inventory excluding WIP (“Borrowing Base”). Availability for each subsidiary is limited to its separate Borrowing Base with aggregate revolving loan availability limited to $13.0 million. This agreement provided for a term loan based on the value of plant, machinery, and real property in the amount of $4.8 million with interest at LIBOR plus 3.50% or Prime plus 1%.

As of March 31, 2006, the outstanding balance of the revolver was approximately $10.9 million and the outstanding balance of the term loan was approximately $3.9 million.

The Holdings North American Credit Agreement contains certain financial covenants. The Company was in compliance with all financial covenants of the Holdings North American Credit Agreement as of March 31, 2006. As of March 31, 2006, Holdings had additional borrowing availability of $2.1 million under the revolving loan.

Pacoma Credit Agreement

On June 21, 2005, Pacoma and the Hyco Pacoma Entities refinanced their existing credit agreement. This credit agreement provides for a total borrowing capacity of 16.5 million Euro (or approximately $20.0 million at the U.S. exchange rate as of March 31, 2006) and was secured by substantially all the assets of those entities (the “Hyco Pacoma Credit Agreement”). This agreement provided for a term loan based on the value of plant, machinery, and real property in the amount of 3.3 million Euro with interest at 2% over EURIBOR. In addition, the Hyco Pacoma Entities had the option to borrow up to 13.2 million Euro at 2% over EURIBOR based on eligible accounts receivable and inventory. Advances under the revolving line of credit were limited to the sum of (i) the lesser of 12 million Euro or 85% of the eligible accounts receivable and (ii) the lesser of 1.2 million Euro or 60% of eligible inventory, less preferential creditors, valued at the lower of FIFO cost or market.

As of March 31, 2006, the outstanding balance of the revolver was approximately 7.146 million Euros (or approximately $8.675 million at the U.S. exchange rate as of March 31, 2006). The outstanding balance of the term loan as of March 31, 2006, was approximately 3.140 million Euros (or approximately $3.813 million at the U.S. exchange rate as of March 31, 2006).

The Hyco Pacoma Credit Agreement contains certain financial covenants. The Company was in compliance with all financial covenants of the Hyco Pacoma Credit Agreement as of March 31, 2006. As of March 31, 2006, Pacoma had additional borrowing availability of 0.6 million Euro under the revolving loan.

Hengstler Credit Agreement

On September 23, 2005, Hyco Hengstler Hydraulik GmbH (“Hengstler”) entered into a credit agreement to finance their accounts receivable. This credit agreement provides for a total borrowing capacity of 2.3 million Euro (or approximately $2.8 million at the U.S. exchange rate as of March 31, 2006) and is secured by the accounts receivable of Hyco Hengstler (the “Hyco Hengstler Credit Agreement”). Hyco Hengstler has the option to borrow up to 2.3 million Euro at 2% over EURIBOR based on eligible accounts receivable. Advances under the Hyco Hengstler Credit Agreement are limited to the lesser of 2.3 million Euro or 85% of the eligible accounts receivable.

HYCO INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

As of March 31, 2006, the outstanding balance of the Hengstler Revolver was .130 million Euros (or approximately $.158 million at the U.S. exchange rate as of March 31, 2006).

The Hyco Hengstler Credit Agreement contains certain financial covenants. The Company was in compliance with all financial covenants of the Hyco Hengstler Credit Agreement as of March 31, 2006. As of March 31, 2006, Hengstler had additional borrowing availability of 1.8 million Euro under the revolving loan.

Industrial Revenue Bond Agreements

As of March 31, 2006, the Industrial Revenue Bonds had an outstanding balance of $2.770 million. No principal payments are due until September 2006. The interest rates as of March 31st were 4.95% and 3.28%.

Dana Note

On February 14, 2003, the Company settled a dispute with Dana Corporation regarding certain aspects of the Acquisitions. As part of the settlement, the Company restructured its note payable to Dana Corporation by extending the due date from March 2005 to January 2011, reducing the quarterly principal payments and eliminating interest obligations. As a result of restructuring the note from interest-bearing to noninterest-bearing, the Company discounted the note by $323 thousand to reflect interest imputed at 7%. At March 31, 2006, the Dana Note had an outstanding balance of $576 thousand.

NOTE 4—COMMITMENTS AND CONTINGENCIES

Warranty

The Company warrants its products against defects in design and manufacturing if the products were properly installed and maintained by the customer. Warranty policies differ by location and customer but are generally 12 to 24 months and cover the cost of the part returned, freight, and labor. Certain customers have longer warranty periods. The majority of the Company’s warranty expense has previously arisen from a five-year warranty provided to one of the Company’s major customers. In January 2006, this warranty period was reduced to 18 months for the majority of this customer’s products. The Company has established a liability in the aggregate amount of approximately $2.238 million for matters that are probable of loss in future periods. The amount of the liability is based on management’s best estimate given the Company’s history with similar matters.

NOTE 5—RELATED PARTY TRANSACTIONS

The Company paid management fees to the Centre Entities of $37.5 thousand in the first quarter 2006 and $150 thousand in the year ended December 31, 2005. In 2005, Hidrover declared a dividend in the amount of 2.756 million Reais ($1.13 million in U.S. dollars at the year-end exchange rate) that was paid to the Centre Entities on December 15, 2005. In December 2005, Hidrover declared a dividend in the amount of 4.6 million Reais ($1.974 million in U.S. dollars at the year-end exchange rate) to be paid to the Centre Entities. This dividend was paid in January 2006.

NOTE 6—SUBSEQUENT EVENTS

On May 12, 2006, the Company filed a registration statement on Form S-1, of which this prospectus forms a part, with the Securities and Exchange Commission (the “SEC”). On June 30, 2006, the Company filed an amendment to the registration statement in response to comments received from the staff of the SEC.

On May 31, 2006, Hidrover declared two dividends totaling 1.179 million Reais. This amount was paid in full with a payment of approximately $522,000 to the Centre Entities on June 13, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Hyco International, Inc. and

Hyco Hidrover Oleodinámica Indústria e Comércio LTDA:

We have audited the accompanying combined consolidated balance sheets of Hyco International, Inc. and subsidiaries and Hyco Hidrover Oleodinámica Indústria e Comércio LTDA (“Hyco Hidrover LTDA”) (an affiliated corporation), both of which are under common ownership and common management, as of December 31, 2005 and 2004, and the related combined consolidated statements of operations and comprehensive income, shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2005. These combined consolidated financial statements are the responsibility of the companies’ management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The companies are not required to have, nor were we engaged to perform, an audit of their internal controls over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the companies’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined consolidated financial statements present fairly, in all material respects, the combined financial position of Hyco International, Inc. and Hyco Hidrover LTDA as of December 31, 2005 and 2004, and the combined results of their operations and cash flows for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP

Atlanta, Georgia

April 18, 2006

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

COMBINED CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2004 AND 2005

(All amounts in thousands, except shares)

	2004	2005
ASSETS

CURRENT ASSETS:
Cash	$4,678	$8,368
Accounts receivable, net of allowance for doubtful accounts of $610 and $368 in 2004 and 2005, respectively	25,461	21,764
Other receivables	2,395	2,420
Inventories	28,935	25,567
Prepaid expenses	952	936
Deferred income taxes—net	—	1,000
Assets held for sale	209	—

Total current assets	62,630	60,055
PROPERTY, PLANT, AND EQUIPMENT—Net	25,933	28,058
GOODWILL	3,706	3,830
INTANGIBLES—net of amortization	1,014	757
DEFERRED INCOME TAXES—Net	—	2,139
OTHER NONCURRENT ASSETS	834	798

TOTAL	$94,117	$95,637

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Accounts payable	$16,083	$13,581
Accrued payroll	6,022	5,216
Other accrued expenses	6,929	5,454
Dividends payable	—	1,974
Income taxes payable	1,528	788
Current maturities of long-term debt and capital lease obligations	3,900	2,442

Total current liabilities	34,462	29,455

LONG-TERM DEBT	28,770	27,762

DEFERRED TAX LIABILITY—Net	—	564

OTHER LONG-TERM LIABILITIES	2,608	3,027

SHAREHOLDER LOAN	950	—

COMMITMENTS AND CONTINGENCIES
SHAREHOLDERS’ EQUITY:
Hyco redeemable preferred stock, $0.001 par value, authorized 100,000 shares; issued and outstanding, 17,662 shares in 2004 and 2005, liquidation preference—$20,577	17,662	17,662
Hyco common stock, $0.001 par value, authorized 40,000,000 shares: issued and outstanding, 12,383,555 shares in 2004 and 2005	12	12
Hidrover share quotas, $R1.00 par value, issued and outstanding, 6,001,190 share quotas in 2004 and 2005	2,034	2,034
Additional paid-in capital	43,686	43,686
Other comprehensive income	2,425	2,652
Retained deficit	(38,492)	(31,217)

Total shareholders’ equity	27,327	34,829

TOTAL	$94,117	$95,637

See notes to combined consolidated financial statements.

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

COMBINED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, AND 2005

(All amounts in thousands, except share and per share data)

	2003	2004	2005
NET SALES	$133,759	$166,834	$189,058
COST OF GOODS SOLD	117,603	140,863	162,187

GROSS PROFIT	16,156	25,971	26,871
SELLING, GENERAL, AND ADMINISTRATIVE	13,088	13,149	14,573
INTEREST EXPENSE	2,116	2,371	1,646
OTHER EXPENSES—Net	1,496	317	1,465

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(544)	10,134	9,187
INCOME TAX (BENEFIT) EXPENSE	906	2,057	(1,295)

INCOME (LOSS) FROM CONTINUING OPERATIONS	(1,450)	8,077	10,482
LOSS FROM DISCONTINUED OPERATIONS—Net of tax	(2,095)	(371)	(103)

NET INCOME (LOSS)	(3,545)	7,706	10,379
OTHER COMPREHENSIVE INCOME:
Foreign currency translation adjustment	3,940	2,569	325
Minimum pension liability adjustment	—	(51)	(98)

Total other comprehensive income	3,940	2,518	227

COMPREHENSIVE INCOME	$395	$10,224	$10,606

PROFORMA BASIC EARNINGS (LOSS):
Income from continuing operations attributable to common shareholders (unaudited)	$(2,246)	$7,017	$9,422
Net income attributable to common shareholders (unaudited)	$(4,341)	$6,646	$9,319
PROFORMA BASIC WEIGHTED AVERAGE SHARES OUTSTANDING (UNAUDITED)	14,318,118	14,318,118	14,318,118
PROFORMA BASIC EARNINGS (LOSS) PER COMMON SHARE:
Continuing operations (unaudited)	$(0.16)	$0.49	$0.66
Discontinued operations (unaudited)	$(0.14)	$(0.03)	$(0.01)
Net income (loss) (unaudited)	$(0.30)	$0.46	$0.65
PROFORMA DILUTED WEIGHTED AVERAGE SHARES OUTSTANDING (UNAUDITED)	14,318,118	32,370,200	33,854,858
PROFORMA DILUTED EARNINGS (LOSS) PER COMMON SHARE:
Continuing operations (unaudited)	$(0.16)	$0.22	$0.28
Discontinued operations (unaudited)	$(0.14)	$(0.01)	$(0.00)
Net income (loss) (unaudited)	$(0.30)	$0.21	$0.28
PROFORMA AS ADJUSTED NET INCOME PER COMMON SHARE:
Basic and diluted (unaudited—see Note 14)			$0.26
PROFORMA AS ADJUSTED WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:
Basic and diluted (unaudited—see Note 14)			39,562,535

See notes to combined consolidated financial statements.

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

COMBINED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, AND 2005

(All amounts in thousands, except shares)

	Hyco Common Stock		Hyco Redeemable Preferred Stock		Hidrover Share Quotas		Additional Paid-In Capital	Shareholder Receivable	Retained (Deficit) Surplus	Other Comprehensive Income	Total Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount
BALANCE—December 31, 2002	12,383,555	$12	13,263	$13,263	6,001,190	$2,034	$37,685	$—	$(42,184)	$(4,033)	$6,777
Issuance of preferred stock and warrants			4,399	4,399							4,399
Capital contribution							6,001				6,001
Shareholder receivable								(1,200)			(1,200)
Net loss									(3,545)		(3,545)
Dividend declared									(469)		(469)
Other comprehensive income										3,940	3,940

BALANCE—December 31, 2003	12,383,555	12	17,662	17,662	6,001,190	2,034	43,686	(1,200)	(46,198)	(93)	15,903
Receipt of shareholder receivable								1,200			1,200
Net income									7,706		7,706
Other comprehensive income										2,518	2,518

BALANCE—December 31, 2004	12,383,555	12	17,662	17,662	6,001,190	2,034	43,686	—	(38,492)	2,425	27,327
Net income									10,379		10,379
Dividend declared									(3,104)		(3,104)
Other comprehensive income										227	227

BALANCE—December 31, 2005	12,383,555	$12	17,662	$17,662	6,001,190	$2,034	$43,686	$—	$(31,217)	$2,652	$34,829

See notes to combined consolidated financial statements.

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

COMBINED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2003, 2004, AND 2005

(All amounts in thousands)

	2003	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(3,545)	$7,706	$10,379
Adjustments to reconcile net income (loss) from continuing operations to net cash provided by operating activities:
Loss on discontinued operations	2,095	371	103
Depreciation of property, plant, and equipment	3,546	3,518	3,773
Amortization of trademarks and other noncurrent assets	513	565	389
Deferred income taxes	—	—	(2,575)
Changes in assets and liabilities:
Decrease (increase) in assets:
Accounts receivable	(1,787)	(5,201)	3,697
Other receivables	672	(1,483)	180
Inventories	(1,832)	(10,196)	3,368
Prepaid expenses	444	(343)	16
Other noncurrent assets	(2,033)	670	36
Increase (decrease) in liabilities:
Accounts payable	1,228	2,861	(2,502)
Accrued payroll	521	(1,393)	(806)
Other accrued expenses	247	1,744	(1,573)
Income tax payable	41	1,403	(740)
Other long-term liabilities	(857)	1,597	419
Net cash provided by operating activities of discontinued operations	1,271	—	268

Net cash provided by operating activities	524	1,819	14,432

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property, plant, and equipment	(2,084)	(2,618)	(5,727)
Sales of property, plant, and equipment	889	79	114
Net cash provided by investing activities of discontinued operations	302	581	—

Net cash used in investing activities	(893)	(1,958)	(5,613)

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividends paid	—	(469)	(1,130)
Proceeds from (payments on) revolver—net	(350)	2,343	(2,571)
Advances of long-term debt	200	4800	4,166
Payments of long-term debt	(3,541)	(7,376)	(5,600)
Capital contributions	4,801	1,200	—
Proceeds from shareholder advances	1,499	—	—

Net cash (used in) provided by financing activities	2,609	498	(5,135)

EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(334)	350	6

NET INCREASE IN CASH AND CASH EQUIVALENTS	1,906	709	3,690
CASH—Beginning of year	2,063	3,969	4,678

CASH—End of year	$3,969	$4,678	$8,368

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Interest paid	$1,814	$1,979	$1,362

Income taxes paid	$934	$1,049	$1,749

NONCASH FINANCING AND INVESTING ACTIVITIES:
Shareholder deposits/advances exchanged for preferred stock	$4,399	$—	$—

Purchases of equipment through capital lease	$300	$—	$589

Dividends declared and unpaid	$469	$—	$1,974

See notes to combined consolidated financial statements.

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2005 AND FOR THE YEARS

ENDED DECEMBER 31, 2003, 2004, AND 2005

1.	ORGANIZATION AND DESCRIPTION OF BUSINESSES

Hyco International, Inc.—Hyco International, Inc. ( “Hyco”) and its wholly owned subsidiary Hyco Holdings LLC (“Holdings”) were formed in 1998 and later in June 1998 acquired Dana Corporation’s global hydraulic cylinder businesses located in Arab, Alabama; Lancaster, Texas; St. Wenceslas, Quebec, Canada; and Hausach, Germany (the “Acquisitions”).

Since that time, Hyco has made several additional acquisitions and started operations at a leased facility in Mexico, which was closed in 2003. Through its global operations, Hyco offers a broad range of hydraulic cylinder products primarily serving the mobile equipment markets.

Hidrover or Hyco Hidrover LTDA—In May 2001, Hyco purchased the stock of Hidrover Equipamentos Oleodinamicos, S.A. of Caxias do Sul, Brazil (“Hyco Hidrover LTDA”), whose name was later changed to Hyco Oleodinamica Industria e Comercio LTDA on March 9, 2006. The Company believes Hidrover is the largest South American producer of hydraulic cylinders, primarily for the mobile equipment markets.

In December 2002, Hyco entered into a letter agreement to sell Hidrover to the Centre Entities. In August 2003, the Company completed the sale of 82.8% of the shares of Hidrover for $4.8 million to the Centre Entities. In December 2003, the Company sold its remaining shares in Hidrover to the Centre Entities for $1.2 million.

2.	DISCONTINUED OPERATIONS

The accompanying financial statements reflect the assets and operations of the Mexico facility as discontinued operations in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

In 2001, the Company started operations in Mexico. This facility incurred operating losses from inception totaling $6.7 million through 2003. In 2003, the Company ceased operations at this facility and began to liquidate its assets. The loss from discontinued operations in 2005, 2004, and 2003 related to the Mexico facility were $0.1 million, $0.4 million, and $2.1 million, respectively. Sales at the Mexico facility were $0 million in both 2005 and 2004 and $4.3 million in 2003. As of December 31, 2004, the Mexico facility had net assets held for sale of $181 thousand that were written off in 2005.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—Hyco International Inc. is majority owned by the Centre Entities. Hidrover is 99.99% owned by the Centre Entities. The Hyco management team continues to manage both entities and as such the financial performance for Hyco International Inc. and its subsidiaries are being combined with the financial performance of Hidrover into a single audited report (the “Company”).

The accompanying combined consolidated financial statements (Hyco and Hidrover) include the accounts of the Company and wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in combination and consolidation.

Cash and Cash Equivalents—Cash and cash equivalents include cash on hand and highly liquid investments with a maturity at date of purchase of three months or less.

Revenue Recognition—The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the selling price to the buyer is fixed, and collectibility is reasonably assured.

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenue from product sales is recognized upon shipment to customers once risk of loss and title has transferred to the customer. Provisions for discounts and rebates to customers and returns are provided for in the same period the related sales are recorded.

Inventories—Inventories, consisting primarily of hydraulic cylinders, component parts, rods, and tubing are stated at the lower of cost or market. Cost includes materials, labor, and manufacturing overhead determined using the first-in, first-out (“FIFO”) method. The Company reserves for slow-moving inventory based on historical and anticipated usage.

Accounts Receivable—The Company provides an allowance for estimated uncollectible accounts based on age of receivables and management judgment based on historical experience. Bad debt expense was approximately $657 thousand, $80 thousand, and $87 thousand in 2003, 2004 and 2005, respectively. Write-offs against the allowance for doubtful accounts were approximately $392 thousand, $265 thousand and $299 thousand in 2003, 2004, and 2005, respectively.

Shipping Costs—The costs of delivering finished goods to the Company’s customers are recorded in cost of goods sold and totaled approximately $2.5 million per year in 2003, 2004, and 2005. Those costs include the amounts paid to a third party to deliver the finished goods or the Company’s cost of using its own delivery trucks and drivers. Any freight costs billed to and paid by a customer are included in revenue.

Property, Plant, and Equipment—Property, plant, and equipment related to acquisitions are stated at the allocated purchase price based on appraisals or estimated fair value of the property as of the acquisition date and is generally depreciated using the straight-line method over its useful life for all facilities. Other property, plant, and equipment purchased by the Company are stated at cost. Major additions and improvements are charged to the property accounts, while replacements, maintenance, and repairs, which do not improve or extend the lives of the respective assets are expensed as incurred. Property held under capital leases is amortized on a straight-line basis over the lesser of estimated useful lives or the lease term.

The estimated useful lives of property, as of December 31, 2004 and 2005, are as follows:

Buildings and property improvements	20 – 45 years
Machinery and equipment	8 – 12 years
Office furniture, machines, and software	3 – 10 years
Vehicles	3 – 5 years

Goodwill—Goodwill represents the excess of the purchase price over the net tangible and identifiable intangible assets of acquired businesses and, in accordance with SFAS No. 142, is not amortized. The Company has goodwill recorded for only its North American reporting segment at December 31, 2005 and 2004. The Company has elected to make the annual impairment assessment on January 1 of each year. The annual impairment assessments made at January 1, 2006, 2005, and 2004 did not result in any impairment charges.

A summary of the changes to goodwill for the years ended December 31, 2004 and 2005, is presented below (in thousands):

Balance—December 31, 2003	$3,451
Effect of foreign currency translation	255

Balance—December 31, 2004	3,706
Effect of foreign currency translation	124

Balance—December 31, 2005	$3,830

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Valuation of Long-Lived Assets—Pursuant to SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company periodically evaluates long-lived assets, including property, plant and equipment and definite lived intangible assets whenever events or changes in conditions may indicate that the carrying value may not be recoverable. A long-lived asset is considered impaired when its fair value is less that its carrying value. The Company believes that long-lived assets in the accompanying combined consolidated balance sheets are appropriately valued.

Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, accounts receivable, inventories, prepaid expenses, accounts payable and short-term debt approximate fair value because of the short maturity of these instruments. The carrying amount of long-term debt also approximates fair value, as the interest rate on the term note approximates market.

Fair value estimates are made at a specific point in time based on the relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Intangibles—Intangibles consist of (i) trademarks and (ii) customer list. Trademarks represent the identifiable intangible value of certain trade names associated with the Company’s products and are being amortized on a straight-line basis over an estimated useful life of ten years. The customer list represents the identifiable intangible value of customer information acquired as part of the acquisition of Hidrover and is being amortized on a straight-line basis over an estimated useful life of five years. The Company continually evaluates whether events and circumstances have occurred that indicate a change in the estimated useful life or recoverability of the trademarks and customer list. As of December 31, 2005, the Company believes that no impairment has occurred.

A summary of the changes to other intangible assets for the years ended December 31, 2004 and 2005, is presented below (in thousands):

Balance—December 31, 2003	$1,259
Less: Amortization of other intangibles	(245)

Balance—December 31, 2004	1,014
Less: Amortization of other intangibles	(257)

Balance—December 31, 2005	$757

Scheduled amortization of intangible assets for the next five years, as of December 31, 2005, is as follows (in thousands):

Years Ending December 31
2006	$374
2007	374
2008	9
2009	—
2010	—

Total	$757

Other Noncurrent Assets—Other noncurrent assets consist primarily of deferred financing costs, which are amortized over the life of the related debt using the effective interest method.

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Income Taxes—The Company provides for income taxes under the provisions of SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires an asset- and liability-based approach in accounting for income taxes.

Deferred income tax assets and liabilities are recorded to reflect the tax consequences on future years of temporary differences between revenue and expense items for financial statement and income tax purposes. Valuation allowances are provided against assets not likely to be realized. In assessing the realizability of the deferred tax assets, management considers the scheduled reversals of deferred tax liabilities, projected future taxable income, and tax-planning strategies.

Concentration of Credit Risk—Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of accounts receivable. To reduce the risk, the Company performs ongoing credit evaluations of its customers’ financial conditions but does not generally require collateral.

The Company’s three major customers represented approximately 42% and 30% of the accounts receivable before allowance for doubtful accounts at December 31, 2004 and 2005, respectively. These top three customers represented 35%, 34%, and 32% of net sales for the years ended December 31, 2003, 2004, and 2005 respectively. Our largest customer, Caterpillar Inc., generated approximately 16% of our net sales in 2003 and 2004 and 19% of our net sales in 2005 . The loss of these customers could have a material adverse effect on the financial condition and results of operations.

Geographic Information—The Company has significant operations outside the United States of America and, therefore, is subject to the unique risks associated with the countries where it operates. Long-lived assets by country, as of December 31, 2004 and 2005 (in U.S. dollars, in thousands), and sales by country for the years ended December 31, 2003, 2004, and 2005 are as follows:

	Long-lived Assets		Sales
Country	2004	2005	2003	2004	2005
United States	$4,617	$7,323	$24,213	$31,479	$33,660
Germany	14,926	12,785	75,859	89,677	95,620
Canada	7,544	7,961	20,200	25,393	38,780
Brazil	4,400	5,374	13,487	20,285	20,998

Total	$31,487	$33,443	$133,759	$166,834	$189,058

Sales are classified based on where the products were manufactured. The German operations ship their products to customers throughout Europe and the United States of America. The Canadian operations ship their products to Canadian and U.S. customers. The Brazilian operation ships their products throughout Brazil and into South America.

Foreign Currency Translation—Financial statements of international subsidiaries are translated into U.S. dollars using the exchange rate at the balance sheet date for assets and liabilities and a weighted-average exchange rate for the year for revenues, expenses, gains, and losses. Foreign currency transaction adjustments are recorded in income. These amounts were not material to the financial statements in 2003, 2004 or 2005.

Other Comprehensive Income—The Company reports comprehensive income or losses in the combined consolidated statements of operations and comprehensive income. The foreign currency translation adjustment and minimum pension liability are the only components of other comprehensive income.

Use of Estimates—The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements—In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The FASB issued SFAS No. 151 in order to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material. This statement requires that those items be recognized as current-period charges regardless of whether they meet the “so abnormal” criterion outlined in ARB No. 43. SFAS No. 151 also requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. Unallocated overheads must be recognized as an expense in the period in which they are incurred. This statement is effective for inventory costs incurred during the fiscal years beginning after June 15, 2005. The Company has not assessed the impact of adoption of this statement on its financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which replaced SFAS No. 123, Accounting for Stock-Based Compensation, and superseded APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123R requires the measurement of all share-based payments to employees and directors, including grants of employee stock options, using a fair-value-based method, and the recording of such expense in our statements of operations. SFAS No. 123R applies to reporting periods beginning after December 15, 2005. The Company is evaluating SFAS No. 123R and, to the extent that the Company decides to issue share-based payments, the Company expects the adoption of SFAS No. 123R to have an impact on its results of operations, net income (loss) and net income (loss) per share.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections—A Replacement of APB Opinion No. 20 and FASB Statement No. 3. SFAS No. 154 requires retrospective application to prior periods’ financial statements for changes in accounting principle. SFAS No. 154 also requires that retrospective application of a change in accounting principle be limited to the direct effects of the change. Indirect effects of a change in accounting principle, such as a change in nondiscretionary profit-sharing payments resulting from an accounting change, should be recognized in the period of the accounting change. SFAS No. 154 also requires that a change in depreciation, amortization or depletion method for long-lived nonfinancial assets be accounted for as a change in accounting estimate affected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after the date SFAS No. 154 is issued. The Company is required to adopt the provisions of SFAS No. 154, as applicable, beginning in fiscal 2006.

4.	INVENTORIES

Inventories at December 31, 2004 and 2005, consisted of the following (in thousands):

	2004	2005
Raw materials	$12,731	$12,396
Work in progress	12,549	8,917
Finished cylinders	7,037	7,247

Gross inventories	32,317	28,560
Less: Excess obsolescence reserve	(3,382)	(2,993)

Net inventories	$28,935	$25,567

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.	PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment at December 31, 2004 and 2005, consisted of the following (in thousands):

	2004	2005
Land	$2,480	$2,354
Buildings and property improvements	12,032	11,532
Machinery and equipment	25,833	29,555
Office furniture, machines, and software	6,694	7,223
Tooling	2,687	2,918
Vehicles	165	207
Construction in progress	114	661

Property, plant, and equipment—gross	50,005	54,450
Less: accumulated depreciation	(24,072)	(26,392)

Property, plant, and equipment net	$25,933	$28,058

6.	OTHER ACCRUED EXPENSES

Other accrued expenses at December 31, 2005 and 2004, consisted of the following (in thousands):

	2004	2005
Warranty reserves	$3,031	$2,350
Other reserves and accruals	3,898	3,104

Other accrued expenses	$6,929	$5,454

The Company warrants its products against defects in design and manufacturing if the products were properly installed and maintained by the customer. Warranty policies differ by location and customer but are generally 12 to 24 months and cover the cost of the part returned, freight, and labor. Certain customers have longer warranty periods. The majority of the Company’s warranty expense arises from a five-year warranty provided to one of the Company’s major customers.

A summary rollforward of the warranty reserve for the years ended December 31, 2003, 2004 and 2005, is as follows (in thousands):

Balance—December 31, 2002	$3,564
Amounts expensed	1,153
Claims paid	(1,267)

Balance—December 31, 2003	3,450
Amounts expensed	1,284
Claims paid	(1,703)

Balance—December 31, 2004	3,031
Amounts expensed	1,525
Claims paid	(2,206)

Balance—December 31, 2005	$2,350

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.	LONG-TERM DEBT

Long-term debt at December 31, 2004 and 2005, was comprised as follows (in thousands):

	Rate	12/31/2004	Rate	12/31/2005
Holdings revolving loan with final maturity on December 29, 2009; interest payable at London InterBank Offered Rate (“LIBOR”) plus 3%, (rate at December 31 as shown)	5.56%	$6,000	7.53%	$7,500
	5.56%	2,000	7.38%	1,600

Holdings revolving loan with final maturity on December 29, 2009; interest payable at Prime plus 0.5% (rate at December 31 as shown)	5.75%	1,283	7.75%	790

		9,283		9,890

Holdings term loan with final maturity on December 29, 2009, interest payable at LIBOR plus 3.50% (rate at December 31 as shown)	6.06%	3,800	7.89%	3,600
	5.92%	900	7.91%	500

Holdings term loan with final maturity on December 29, 2009, interest payable at Prime plus 1% (rate at December 31 as shown)	6.25%	100	8.25%	16

		4,800		4,116

Pacoma revolving loan with final maturity on June 21, 2008, interest payable at EURIBOR plus 2% (rate at December 31, 2005, as shown)		—	4.20%	6,724

Pacoma revolving loan which was repaid on June 21, 2005; interest payable at EURIBOR plus 3.25% (rate at December 31, 2004, as shown)	5.59%	10,950		—

		10,950		6,724

Pacoma term loan with final maturity on June 21, 2008, interest payable at EURIBOR plus 2% (rate at December 31, 2005, as shown)		—	4.20%	3,839

Pacoma term loan which was repaid on June 21, 2005; interest payable at EURIBOR plus 3.25% (rate at December 31, 2004, as shown)	4.99%	3,177		—

		3,177		3,839

Hengstler revolving loan with final maturity on September 21, 2008; interest payable at EURIBOR plus 2% (rate at December 31, 2005, as shown)		—	4.60%	1,048

Industrial revenue bonds with final maturity on September 1, 2015, payable interest at average seven-day rate for A+/A1 bonds (rate at December 31 as shown)	2.61%	2,340	4.53%	1,920
	2.13%	900	3.61%	850

Note payable to Dana Corporation		692		600
Capital lease obligations		528		890
Other various loans		—		327

		32,670		30,204
Less current maturities		3,900		2,442

Total long-term debt		$28,770		$27,762

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The scheduled maturities of the long-term debt, at December 31, 2005, are as follows (in thousands):

Years Ending December 31
2006	$2,442
2007	2,389
2008	11,939
2009	12,320
2010	293
Thereafter	821

$30,204

Holdings Credit Agreement

On December 29, 2004, Holdings entered into agreements for a revolving loan and term loans (collectively, “Holdings North American Credit Agreement”) thus refinancing the Revolver and Term Loan that had been in place since 1998. The total credit line at closing under the revolving loan and term loans was $17.8 million. The collateral under the Holdings North American Credit Agreement includes substantially all of the Company’s assets located in Arab, Alabama; St. Wenceslas, Quebec; and Kitchener, Ontario. The assets located in Hausach, Germany are currently covered under the Hyco Hengstler Credit Agreement discussed below. The assets located at Hyco Pacoma GmbH (“Pacoma”) are covered under the Hyco Pacoma Credit Agreement discussed below.

The revolving loan under the refinanced Holdings North American Credit Agreement is available at LIBOR plus 3% or Prime plus 0.5% and limited to the sum of (i) 85% of the eligible accounts receivable and (ii) the lesser of $6 million or 55% of the eligible finished goods inventory plus 55% of all other inventory excluding WIP (“Borrowing Base”). Availability for each subsidiary is limited to its separate Borrowing Base with aggregate revolving loan availability limited to $13 million. This agreement provided for a term loan based on the value of plant, machinery, and real property in the amount of $4.8 million with interest at LIBOR plus 3.50% or Prime plus 1%.

The Holdings North American Credit Agreement contains certain financial covenants. The Company was in compliance with all financial covenants of the Holdings North American Credit Agreement as of December 31, 2005. As of December 31, 2005, Holdings had additional borrowing availability of $1.2 million under the revolving loan.

Pacoma Credit Agreements

In April 2001, Pacoma and related entities (the “Hyco Pacoma Entities”) refinanced their existing credit agreement. This credit agreement provided for a total borrowing capacity of 20.2 million Euro and was secured by substantially all the assets of those entities (the “Hyco Pacoma Credit Agreement”). This agreement provided for a term loan based on the value of plant, machinery, and real property in the amount of 7.4 million Euro with interest at 3.25% over EURIBOR. In addition, the Hyco Pacoma Entities had the option to borrow up to 12.8 million Euro at 3.25% over EURIBOR based on eligible accounts receivable and inventory. Advances under the Hyco Pacoma Credit Agreement were limited to the sum of (i) the lesser of 10.2 million Euro or 85% of the eligible accounts receivable and (ii) the lesser of 2.6 million Euro or 60% of eligible finished goods inventory.

On June 21, 2005, Pacoma and the Hyco Pacoma Entities refinanced their existing credit agreement. This credit agreement provides for a total borrowing capacity of 16.5 million Euro (or approximately $19.5 million at the U.S exchange rate as of December 31, 2005) and was secured by substantially all the assets of those entities

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(the “Hyco Pacoma 2005 Credit Agreement”). This agreement provided for a term loan based on the value of plant, machinery, and real property in the amount of 3.3 million Euro with interest at 2% over EURIBOR. In addition, the Hyco Pacoma Entities had the option to borrow up to 13.2 million Euro at 2% over EURIBOR based on eligible accounts receivable and inventory. Advances under the revolving line of credit were limited to the sum of (i) the lesser of 12 million Euro or 85% of the eligible accounts receivable and (ii) the lesser of 1.2 million Euro or 60% of eligible inventory, less preferential creditors, valued at the lower of FIFO cost or market.

The Hyco Pacoma 2005 Credit Agreement contains certain financial covenants. The Company was in compliance with all financial covenants of the Hyco Pacoma 2005 Credit Agreement as of December 31, 2005. As of December 31, 2005, Pacoma had additional borrowing availability of 1.4 million Euro under the revolving loan.

Hengstler Credit Agreement

On September 23, 2005, Hyco Hengstler Hydraulik GmbH (“Hengstler”) entered into a credit agreement to finance their accounts receivable. This credit agreement provides for a total borrowing capacity of 2.3 million Euro (or approximately $2.7 million at the U.S exchange rate as of December 31, 2005) and is secured by the accounts receivable of Hyco Hengstler (the “Hyco Hengstler Credit Agreement”). Hyco Hengstler has the option to borrow up to 2.3 million Euro at 2% over EURIBOR based on eligible accounts receivable. Advances under the Hyco Hengstler Credit Agreement are limited to the lesser of 2.3 million Euro or 85% of the eligible accounts receivable.

The Hyco Hengstler Credit Agreement contains certain financial covenants. The Company was in compliance with all financial covenants of the Hyco Hengstler Credit Agreement as of December 31, 2005. As of December 31, 2005, Hengstler had additional borrowing availability of 1.4 million Euro under the revolving loan.

Industrial Revenue Bond Agreements

On June 4, 2003, the Company amended its Industrial Revenue Bond Agreements. The significant items in the amendment included resetting the financial covenant, which requires the Company to maintain a certain level of earnings before interest, taxes, depreciation and amortization as defined. The September 1, 2004 Industrial Revenue Bond principal payments were deferred, as is the right of the Company as stated in the Industrial Revenue Bond Agreement. This principal payment was deferred until 2008.

Dana Note

On February 14, 2003, the Company settled a dispute with Dana Corporation regarding certain aspects of the Acquisitions. As part of the settlement, the Company restructured its note payable to Dana Corporation by extending the due date from March 2005 to January 2011, reducing the quarterly principal payments and eliminating interest obligations. As a result of restructuring the note from interest-bearing to noninterest-bearing, the Company discounted the note by $323 thousand to reflect interest imputed at 7%.

Shareholder Loan

During 2002, the Centre Entities loaned $950 thousand directly to Pacoma; this loan bore interest at a rate of 6%. In 2005, this loan with related interest was repaid from Pacoma back to the Centre Entities.

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.	SHAREHOLDERS’ EQUITY

Hyco Common Stock—Concurrent with the closing of the initial acquisitions in June 1998, 5 million shares of common stock were sold to the Centre Entities. Throughout 1999–2001 in connection with a series of acquisitions and investments in Hyco an additional 7,383,555 shares were issued to the Centre Entities, management and a Director. As of December 31, 2005, the Centre Entities own 96.5% of the common shares outstanding and 98.9% of the common shares on a fully diluted-basis accounting for the warrants discussed below.

Hyco has a registration rights agreement with the Centre Entities that allows the Centre Entities to require the corporation to register its common stock under the Securities Act of 1933. The Centre Entities can request up to five “demand” registrations. As part of the agreement, Hyco is required to pay all registration expenses associated with the sale of these securities.

Hyco Preferred Stock—On December 30, 2002, Hyco amended its Certificate of Incorporation to add one class of 100,000 shares of preferred stock, $0.001 par value per share. Hyco also authorized a Certificate of Designations, Preferences, and Rights to Series A preferred stock (the “Certificate”). Hyco designated 20,000 shares of which 13,263 were initially issued. Holders of the preferred shares are entitled to receive cumulative dividends accruing at the annual rate of 6% payable quarterly in arrears, when and if declared by the Board of Directors. The Certificate also provided for Hyco to redeem all preferred shares at $1,000 per share, plus an amount equal to all dividends accrued but unpaid, plus dividends declared on exercised common stock warrants by December 31, 2009. In December 2003, the Centre Entities permanently waived their right to this mandatory redemption privilege. The preferred shares rank senior as to dividends and upon liquidation to the common stock. The preferred shares have a liquidation preference of $1,000 per share plus all undeclared and unpaid dividends. In connection with the issuance of the Series A preferred stock, Hyco also issued warrants to purchase 18,947,167 shares of common stock. In December 2003, Hyco issued to the Centre Entities an additional 4,399 shares of Series A preferred stock and warrants to purchase 6,284,288 shares of common stock. All of the warrants issued have an exercise price of $0.70 per share and expire 10 years after issuance. The exercise price may be paid in cash or shares of Series A preferred stock. Alternatively, the holders may elect cashless exercise. The warrants are subject to customary antidilution provisions. Hyco has allocated $0 to the value of all the warrants issued representing management’s estimate of their fair value at the date of issuance. The allocation was based on management’s determination that its enterprise value was less than its outstanding indebtedness and preferred stock at the times the warrants were issued.

Hidrover Share Quotas—In May 2001, Hyco purchased the 6,001,190 outstanding share quotas with par value of $R1.00 each ($2.034 million in U.S. dollars at the historical exchange rate). These share quotas were purchased from Hyco by the Centre Entities in 2003. Brazilian companies must register foreign capital with the Central Bank of Brazil in order to remit dividends on such capital or for the capital to be repatriated abroad. The capital register in the Central Bank of Brazil amount to U.S. $5 million.

9.	COMPENSATION PLANS

Stock Option Plan—Hyco has a stock option plan (the “Plan”) under which nonqualified stock options may be granted to select officers, key employees, nonemployee directors, and other persons affiliated with Hyco. The Plan is administered by a committee (the “Committee”) designated by the Board of Directors. The Committee maintains sole discretion as to the price and period of exercisability of the individual grants.

Through December 31, 2005, no options were issued or outstanding under the Plan.

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Employee Benefits—Hyco maintains a 401(k) retirement plan for all eligible U.S. employees; Hyco’s contributions under this plan are voluntary. Under this plan, Hyco may make discretionary matching contributions on behalf of its employees or alternatively make discretionary contributions to each eligible employee regardless of the employee’s contributions. No matching contributions were made in 2003. In 2004, Hyco announced a voluntary matching contribution of $51 thousand, which was paid in March 2005. In 2005, Hyco announced a voluntary matching contribution of $51 thousand, which was paid in March 2006.

Hyco sponsors certain non-U.S. defined benefit pension plans (the “Plans”) at its German facilities and for salaried employees at the St. Wenceslas, Canada, facility. The German Plans are unfunded and were measured at December 31, 2005 and 2004. The Canadian Plan is funded and was also measured at December 31, 2005 and 2004. Pension benefits are fixed and paid at retirement or earlier on death or disability. Information regarding Hyco’s defined benefit pension plans as of and for the years ended December 31, 2004 and 2005, are as follows (dollars in thousands):

	2004	2005
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$1,417	$1,608
Translation adjustment	—	(125)
Service cost	88	82
Interest cost	82	82
Actuarial loss	21	231
Participant contributions	19	15
Gross benefits paid	(19)	(26)

Projected benefit obligation at end of year	$1,608	$1,867

Change in plan assets:
Fair value of plan assets at beginning of year	$303	$393
Translation adjustment	—	13
Actual return on plan assets	30	48
Employer contributions	42	44
Participant contributions	16	15
Gross benefits paid	2	(l )

Fair value of plan assets at end of year	$393	$512

	2004	2005
Unfunded status at end of year:
Unrecognized actuarial loss	$(1,216)	$(1,155)
Translation adjustment	—	(200)
Unrecognized prior service cost	12	235
Net transition obligation	49	37

Net accrued liability	$(1,155)	$(1,083)

Amounts recognized in the balance sheets consist of:
Accrued liability	$(1,271)	$(1,248)
Additional minimum liability	—	—
Accumulated other comprehensive income	51	149

Net liability recognized in the balance sheets:	$(1,220)	$(1,099)

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The projected and accumulated pension benefit obligations exceeded the fair value of pension plan assets for all defined benefit pension plans as of December 31, 2004 and 2005, as follows (dollars in thousands):

	2004	2005
Projected benefit obligation	$1,608	$1,867
Accumulated benefit obligation	1,608	1,867
Fair value of plan assets	393	512

Assumptions are used to determine our benefit obligations. The rate used to discount projected future benefit obligations back to a present value is called the discount rate. The discount rate fluctuates from year to year based on current market interest rates for high-quality fixed income investments. Hyco also evaluates the expected average duration of pension obligations in determining the discount rate. The weighted-average assumptions used to determine benefit obligations as of December 31, 2004 and 2005 were as follows:

	Pension Benefits
	2004	2005
Discount rate	4.75% – 6.00%	4.00% – 6.00%
Rate of compensation increase (Canadian plan only)	4.50%	4.50%

The components of net pension costs for the years ended December 31, 2005, 2004, and 2003 were as follows (dollars in thousands):

	2003	2004	2005
Service cost	$71	$88	$82
Interest cost	73	82	82
Expected return on plan assets	(18)	(22)	(28)
Amortizations and other	1	2	1
Curtailment credit	—	—	—

Net periodic benefit cost	$127	$150	$137

Assumptions are used to determine net periodic benefit costs. In addition to the discount rate and rate of compensation increase, which are used to determine benefit obligations, an expected long-term rate of return on plan assets is also used to determine net periodic pension benefit costs. The weighted-average assumptions used to determine net periodic costs for the years ended December 31, 2003, 2004, and 2005 were as follows:

	2003	2004	2005
Discount rate	5.25% – 6.00%	4.75% – 6.00%	4.00% – 6.00%
Expected long-term rate of return on plan	—	—	—
Expected long-term rate of return on assets (Canadian plan only)	7.70%	6.50%	6.50%
Rate of compensation increase (Canadian plan only)	4.50%	4.50%	4.50%

For fiscal year 2006, estimated combined benefits to be paid out of these three benefit pension plans are $24 thousand. Management does not expect the benefits paid out from 2007 through 2011 to be materially different than the payout estimated for 2006. For the St. Wenceslas fund, which does have an employer contribution, the estimated 2006 contribution is $50 thousand. Management does not expect the employer contribution from 2007 through 2011 to be materially different than the contribution estimated for 2006.

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In addition, the St. Wenceslas facility provides a plan for postretirement health care benefits covering all retired employees. This plan is unfunded. The unfunded status for this plan as of December 31, 2004 and 2005 was as follows:

	2004	2005
Change in projected benefit obligation:
Projected benefit obligation at beginning of year	$163	$180
Translation adjustment	—	(6)
Service cost	9	8
Interest cost	10	7
Actuarial (gain) loss	—	—
Participant contributions	(2)	(22)
Gross benefits paid	—	—

Projected benefit obligation at end of year	$180	$167

Unfunded status at end of year:	$(180)	$(168)
Translation adjustment	—	1
Unrecognized actuarial loss (gain)	12	(9)
Unrecognized prior service cost	—	—
Net transition obligation	—	—

Net accrued liability	$(168)	$(176)

For purposes of measuring the postretirement healthcare benefit obligation, the following assumptions were used at December 31, 2004 and 2005:

	2004	2005
Health Care cost trend rate assumed for next year	10.00%	9.50%
Rate to which the cost trend rate is assumed to decline	6.00%	6.00%
Year the rate reaches the ultimate rate	2012	2012

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered drug benefits was assumed for 2004. The rate is assumed to decrease by 0.5% for the next 8 years to reach a 6% limit.

The components of the postretirement health care benefit costs for the years ended December 31, 2003, 2004, and 2005 were as follows (dollars in thousands):

	2003	2004	2005
Service cost	$6	$6	$6
Interest cost	6	7	5
Expected return on plan assets	—	—	—
Amortizations and other	—	—	(1)

Net periodic benefit cost	$12	$13	$10

Assumptions are used to determine net periodic benefit costs. The discount rate and rate of compensation increase used in determining these benefit costs are as follows:

	2003	2004	2005
Discount rate	6.00%	6.00%	6.00%
Rate of compensation increase	4.50%	4.50%	4.50%

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The plan is unfunded; Hyco has recorded an accrued liability for its plan obligations (discounted at 6%) of $123 thousand and $124 thousand at December 31, 2005 and 2004, respectively. Hyco recorded an expense of approximately $6 thousand, $6 thousand, and $5 thousand for the health care plan in 2003, 2004 and 2005, respectively.

The St. Wenceslas facility also sponsors a defined contribution plan for hourly employees. The plan provides for Hyco contributions based on a percentage of the employee’s salary. Hyco’s contributions to this plan during 2003, 2004 and 2005 were approximately $62 thousand, $116 thousand and $97 thousand, respectively.

10.	INCOME TAXES

At December 31, 2003, 2004, and 2005, provision (benefit) for income taxes consisted of the following (in thousands):

	2003	2004	2005
Current:
Federal	$—	$5	$39
Foreign	906	2,052	1,496
State	—	—	—

Total current	906	2,057	1,535

Deferred:
Federal	(2,229)	596	1,251
Foreign	1,188	1,096	1,185
State	(203)	43	16
Change in valuation allowance	1,244	(1,735)	(5,282)

Total deferred	—	—	(2,830)

Total income tax provision (benefit)	$906	$2,057	$(1,295)

At December 31, 2003, 2004, and 2005, reconciliation between expected income taxes computed at the federal rate and the provision for income taxes is as follows (in thousands):

	2003	2004	2005
Income tax provision (benefit) at statutory rate of 34%	$(185)	$3,446	$3,123
State income tax—net of federal benefit	(36)	14	30
Excess tax on Canadian earnings	—	45	517
Nondeductible expenses	10	69	176
Brazil presumed profits benefit	(113)	(619)	—
German and Canadian tax audits	—	598	—
Foreign rate differential	53	216	38
Other	(67)	23	103
Change in valuation allowance	1,244	(1,735)	(5,282)

Income tax provision (benefit)	$906	$2,057	$(1,295)

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The components of deferred income taxes as of December 31, 2004 and 2005 are as follows (in thousands):

	2004	2005
Deferred tax assets:
Warranty accrual	$1,010	$818
Compensation accrual	398	288
Bad debt accrual	171	98
Trademark amortization	21	27
Net operating loss carryforwards	12,638	10,875
AMT carryforward	56	91
Other accruals	786	569
Goodwill and intangibles	3,934	3,334
Inventory reserve	1,484	1,465
Foreign tax carryforward	217	85
Valuation allowance	(18,916)	(13,426)

Total deferred tax assets	1,799	4,224

Deferred tax liabilities—property, plant, and equipment	(1,799)	(1,649)

Net tax assets (liabilities)	$—	$2,575

At December 31, 2005, the Company had U.S. federal net operating loss carryforwards aggregating approximately $27.2 million, U.S. state net operating loss carryforwards of approximately $16.4 million, and foreign net operating loss carryforwards of approximately $4.3 million, which expire at various times between 2015 and 2024.

In 2004 and prior years, the Company recorded a full valuation allowance against its net deferred tax assets (both domestic and foreign) due to the uncertainty of ultimate realization. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences are deductible. In making this determination, management considers all available positive and negative evidence affecting specific deferred tax assets, including the Company’s past and anticipated future performance, the reversal of deferred tax liabilities, and the implementation of tax planning strategies.

In 2005, the Company determined that it is appropriate to release 100% of its valuation allowance against its foreign deferred tax assets. The most compelling form of positive evidence considered by management was cumulative book income (in foreign jurisdictions) in recent years and the Company’s ability to reasonably estimate future earnings. The Company continued to record a full valuation allowance against its domestic net deferred tax assets during 2005.

The Company has recorded a deferred tax asset of approximately $90 thousand related to alternative minimum tax (“AMT”) paid as of December 31, 2005. The AMT can be utilized as a credit to offset regular U.S. federal income tax in future years. The AMT credit carryforward is only utilizable by the Company in the event that regular U.S. federal income tax exceeds the AMT calculated for any particular year. The AMT credit carryforward will never expire.

At December 31, 2005, undistributed earnings of foreign subsidiaries totaled approximately $1.3 million. No provision has been made for U.S. federal and state income taxes or foreign taxes that may result from future

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

remittances of such undistributed earnings because it is expected that such earnings will be reinvested indefinitely. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with its hypothetical calculation; however, unrecognized foreign tax credits would be available to reduce a portion of the U.S. liability.

11.	COMMITMENTS AND CONTINGENCIES

The Company is obligated under various operating leases for machinery and equipment and includes building leases as well. As of December 31, 2005, future minimum lease payments under operating leases are as follows (in thousands):

Years Ending December 31
2006	$603
2007	429
2008	356
2009	335
2010	306
Thereafter	1,611

Total minimum lease commitments	$3,640

Rental expense under operating leases was $714 thousand, $728 thousand, and $718 thousand in 2003, 2004, and 2005, respectively.

The Company has various capital leases. The related assets are recorded in property, plant, and equipment, and have a net carrying value of $842 thousand and $1,557 thousand at December 31, 2004 and 2005, respectively. At December 31, 2005, future minimum lease payments under the capital leases are as follows (in thousands):

Years Ending December 31
2006	$405
2007	278
2008	129
2009	128
2010	43

Total minimum lease commitments	983
Less amount representing interest (rates from 4.9%–8.2%)	93

Principal value of minimum lease payments	890
Current portion	405

Long-term portion	$485

The Company is also subject to litigation and claims arising in the ordinary course of business. Management does not expect the outcome of any of these claims to have a material adverse effect on the Company.

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12.	RELATED-PARTY TRANSACTIONS

The Company paid management fees to the Centre Entities of $150 thousand in 2003, 2004, and 2005. In 2005, Hidrover declared a dividend in the amount of 2.756 million Reais ($1.13 million in U.S. dollars at the year-end exchange rate) that was paid to the Centre Entities on December 15, 2005. In December 2005, Hidrover declared a dividend in the amount of 4.6 million Reais ($1.974 million in U.S. dollars at the year-end exchange rate) to be paid to the Centre Entities. This dividend was paid in January 2006.

13.	SEGMENT REPORTING

The Company’s reportable segments align it into three business segments based upon geographic locations. The European segment consists of the operations of the Company’s two German facilities. The North American segment consists of the operations of the Company’s one U.S. facility and two Canadian facilities. The South American segment consists of the operations of the Company’s Brazilian facility. Each of the segments derives its revenues from the sale of custom-designed hydraulic cylinders used in mobile equipment.

Since all of our facilities manufacture hydraulic cylinders which are sold to OEM customers, our segments are devised largely due to geographical factors and our financing arrangements. Our chief operating officer’s principal measures are revenue and income from operations by reporting segments.

Costs are allocated to our facilities through a management fee. Historically this management fee was based on 2% of each entity’s sales. In 2006, the fee was revised to reflect a calculation of 1.9% of sales. This fee was devised to support the majority of the costs incurred at the corporate level.

Information concerning the operations in these reportable segments is as follows (in thousands):

	Year Ended December 31,
	2003	2004	2005
Net Sales:
North America	$44,804	$58,488	$73,000
Europe	76,011	89,677	95,620
South America	13,487	20,285	20,998
Unallocated corporate costs	(543)	(1,616)	(560)

	$133,759	$166,834	$189,058

Income (loss) from continuing operations:
North America	$(1,298)	$1,298	$2,501
Europe	39	2,846	3,649
South America	1,253	3,382	2,129
Unallocated corporate costs	(1,444)	551	2,203

	$(1,450)	$8,077	$10,482

		December 31,
		2004	2005
Identifiable Assets:
North America		$29,357	$39,953
Europe		51,752	40,185
South America		13,008	15,499

		$94,117	$95,637

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	2003	2004	2005
Depreciation Expense:
North America	$1,487	$1,431	$1,591
Europe	1,441	1,372	1,400
South America	595	703	770
Unallocated Corporate Costs	23	12	12

Total depreciation expense .	$3,546	$3,518	$3,773

	2003	2004	2005
Interest expense:
North America	$558	$849	$688
Europe	1,436	1,538	1,163
South America	—	—	—
Unallocated Corporate Costs	122	(16)	(205)

Total interest expense from continuing operations	$2,116	$2,371	$1,646

	2003	2004	2005
Capital Expenditures:
North America	$404	$186	$1,076
Europe	697	1,245	3,212
South America	907	1,181	1,423
Unallocated Corporate Costs	76	6	16

Total capital expenditures	$2,084	$2,618	$5,727

14.	PROFORMA BASIC AND DILUTED INCOME (LOSS) PER COMMON SHARE (UNAUDITED)

Proforma basic income (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of common shares outstanding during the period after giving proforma effect to the anticipated issuance of common shares in connection with the contribution of Hidrover to Hyco.

Net income (loss) available to common shareholders is calculated as follows:

	2003	2004	2005
Net income (loss)	(3,545)	7,706	10,379
Deduct preferred dividend	(796)	(1,060)	(1,060)

Net income (loss) available to common shareholders	(4,341)	6,646	9,319

For computation of proforma shares, the Company estimated the number of shares to be issued in connection with the contribution of Hidrover to Hyco (the “Hidrover Shares”). The Company ascribed a value to Hidrover of $6 million, which is the aggregate purchase price that the Centre Entities paid for the outstanding share capital of Hidrover, comprising 6,001,190 share quotas. The Company then compared that ascribed valuation to the combined enterprise value of the Company that would be implied by the midpoint of an assumed offering price range. The Hidrover Shares are intended to represent a proportion of the Company’s outstanding common stock following the offering (after taking into account the anticipated cashless exercise of the warrants held by the Centre Entities) equal to the proportional value of Hidrover relative to the Company’s implied post-offering enterprise value. Based on this calculation, the Hidrover Shares were assumed to equal 1,934,563 shares of the Company’s common stock.

For purposes of calculating proforma basic income (loss) per common share, the number of common shares outstanding during the periods presented includes only common shares actually issued and outstanding and the Hidrover Shares, and does not include common shares issuable upon the exercise of any potentially dilutive securities.

HYCO INTERNATIONAL, INC. AND HYCO HIDROVER LTDA

NOTES TO COMBINED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Proforma diluted net income (loss) per share gives effect to all potentially dilutive securities. Hyco’s outstanding warrants were potentially dilutive securities during the years ended December 31, 2004 and 2005. The dilutive securities from stock warrants issued in 2003 were 14,670,809 and are not used in the year ended December 31, 2003 because their effect would be antidilutive. Proforma basic and diluted weighted-average shares outstanding was computed as follows:

	Years Ended December 31,
	2003	2004	2005
Total common shares outstanding	12,383,555	12,383,555	12,383,555
Proforma shares issued for Hidrover	1,934,563	1,934,563	1,934,563

Total proforma weighted-average shares outstanding – Basic	14,318,118	14,318,118	14,318,118
Add common stock equivalents:
Warrants	—	18,052,090	19,536,740

Total proforma weighted-average shares outstanding – Diluted	14,318,118	32,370,209	33,854,858

Unaudited proforma as adjusted net income per common share

Unaudited proforma as adjusted net income per share is computed using the weighted average number of common shares outstanding, including the proforma as adjusted effects of the redemption of all outstanding redeemable preferred stock, payment of preferred stock accrued dividends through the latest balance sheet date using proceeds from the offering, and the cashless exercise of all outstanding warrants at the latest balance sheet date into shares of the Company’s common stock effective upon the assumed closing of the Company’s proposed initial offering as if such redemptions, payments, and conversions had occurred at the beginning of 2005. The Company’s historical capital structure is not indicative of its prospective structure due to the redemption of all shares of preferred stock, payment of preferred stock accrued dividends through the latest balance sheet date using proceeds from the offering, and the cashless exercise of all outstanding warrants concurrent with the closing of the Company’s anticipated initial public offering. Accordingly, proforma basic net income per common share should not be used as an indicator of future earnings per common share.

The following table reconciles the weighted-average common shares used in the computation of proforma basic and diluted net income available to common stockholders per share to the proforma as adjusted net income available to common stockholders for the year ended December 31, 2005:

	Basic	Diluted
Proforma weighted-average common shares outstanding	14,318,118	33,854,858
Effect of proforma as adjusted redemption of preferred stock	5,697,419	5,697,419
Effect of proforma payment of accrued dividends	10,258	10,258
Effect of proforma cashless exercise of warrants	19,536,740	—

Proforma as adjusted weighted-average common shares outstanding	39,562,535	39,562,535

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors

Hyco International, Inc. and

Hyco Hidrover Oleodinámica Indústria e Comércio LTDA:

We have audited the combined consolidated financial statements of Hyco International, Inc. and subsidiaries and Hyco Hidrover Oleodinámica Indústria e Comércio LTDA (an affiliated corporation), both of which are under common ownership and common management, as of December 31, 2005 and 2004, and for each of the three years in the period ended December 31, 2005, and have issued our report thereon dated April 18, 2006; such combined consolidated financial statements and report are included in the Form S-1 Registration Statement under the Securities Act of 1933. Our audits also included the combined consolidated financial statement schedule of the Company listed in the Index to Financial Statements and Financial Statement Schedule. This combined consolidated financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, such combined consolidated financial statement schedule, when considered in relation to the basic combined consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

April 18, 2006

S-1

HYCO INTERNATIONAL, INC. AND SUBSIDIARIES AND HYCO HIDROVER LTDA

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

(all amounts in thousands)

Column A	Column B	Column C		Column D	Column E
Allowance for Doubtful Accounts	Balance at Beginning of Year	Charged to Cost and Expenses	Currency Translation/ Acquisition/ (Disposition)	Deductions from Reserves	Balance at End of Year
Year Ended 31-Dec-05	$610	$88	$(31)	$(299)	$368
Year Ended 31-Dec-04	$997	$79	$(201)	$(265)	$610
Year Ended 31-Dec-03	$599	$657	$133	$(392)	$997

Deferred Income Tax Asset Valuation Allowance	Balance at Beginning of Year	Charged to Cost and Expenses	Currency Translation/ Acquisition/ (Disposition)	Deductions from Reserves	Balance at End of Year
Year Ended 31-Dec-05	$18,916	—	$(208)	$(5,282)	$13,426
Year Ended 31-Dec-04	$20,651	—	—	$(1,735)	$18,916
Year Ended 31-Dec-03	$19,407	$1,244	—	—	$20,651

S-2

HYCO INTERNATIONAL, INC.

                     Shares

Common Stock

PROSPECTUS

Joint Book-Running Managers

FRIEDMAN BILLINGS RAMSEY	BMO CAPITAL MARKETS

                    , 2006

Until                     , 2006, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotment or subscriptions.

You should rely only on the information contained in this prospectus. No dealer, salesperson, or other person is authorized to give information that is not contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table shows the expenses to be incurred in connection with the offering described in this registration statement, all of which will be paid by the registrant. All amounts are estimates, other than the SEC registration fee, the NASD filing fee and the NASDAQ listing fee.

SEC registration fee	$10,700
NASD filing fee	*
NASDAQ listing fee	*
Accounting fees and expenses	*
Legal fees and expenses	*
Printing and engraving expenses	*
Transfer agent’s fees	*
Blue sky fees and expenses	*
Miscellaneous	*

Total	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers.

Section 102 of the Delaware General Corporation Law (“DGCL”), as amended, allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit.

Section 145 of the DGCL provides, among other things, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, agents or employee of the corporation or is or was serving at the corporation’s request as a director, officer, agent or employee of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding. The power to indemnify applies (a) if such person is successful on the merits or otherwise in defense of any action, suit or proceeding or (b) if such person acted in good faith and in a manner he reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of expenses (including attorneys’ fees but excluding amounts paid in settlement) actually and reasonably incurred in the defense or settlement of such action and not to any satisfaction of judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct in the performance of duties to the corporation, unless the court believes that in light of all the circumstances indemnification should apply.

Section 174 of the DGCL provides, among other things, that a director, who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption, shall be held liable for such actions. A director who was either absent when the unlawful actions were approved or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered on the books containing the minutes of the meetings of the board of directors at the time such actions occurred or immediately after such absent director receives notice of the unlawful acts.

Our certificate of incorporation provides that, pursuant to Delaware law, our directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty of care to us and our stockholders. This provision in the certificate of incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us or our stockholders, for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, for actions leading to improper personal benefit to the director and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

Our bylaws provide that we must indemnify our directors and officers to the fullest extent permitted by Delaware law and require us to advance litigation expenses upon our receipt of an undertaking by or on behalf of a director or officer to repay such advances if it is ultimately determined that such director or officer is not entitled to indemnification. The indemnification provisions contained in our bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise. We intend to obtain directors’ and officers’ liability insurance in connection with this offering.

In addition, we have entered or, concurrently with this offering, will enter, into agreements to indemnify our directors and certain of our officers in addition to the indemnification provided for in the certificate of incorporation and bylaws. These agreements will, among other things, indemnify our directors and some of our officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by such person in any action or proceeding, including any action by or in our right, on account of services by that person as a director or officer of Hyco International, Inc. or as a director or officer of any of our subsidiaries, or as a director or officer of any other company or enterprise that the person provides services to at our request.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15.	Recent Sales of Unregistered Securities.

Since January 1, 2003, the registrant has sold the following securities without registration under the Securities Act of 1933:

On December 31, 2003, the registrant sold 4,399 shares of its Series A Preferred Stock to the Centre Entities, and issued to the Centre Entities warrants to purchase an aggregate of 6,284,288 shares of its common stock. The registrant received aggregate consideration of $4,399,000. There were no underwriters employed in connection with this transaction, which was deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) under the Securities Act as a transaction by an issuer not involving a public offering. The recipients of the securities represented their intention to acquire the securities for investment only and not with a view to any distribution thereof. Appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients were given the opportunity to ask questions and receive answers from representatives of the registrant concerning the business and financial affairs of the registrant. The sales of the securities were made without general solicitation or advertising.

The registrant has not issued any stock options in the last three years.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits

See the exhibit index, which is incorporated herein by reference.

(b) Financial Statement Schedule

See page S-2 above for the financial statement schedule. Such financial statement schedule is a part of this registration statement and should be read in conjunction with our financial statements.

Item 17.	Undertakings.

a. The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

b. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

c. The undersigned registrant hereby undertakes that:

1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Atlanta, State of Georgia, on June 30, 2006.

HYCO INTERNATIONAL, INC.

By:	/S/ RONALD C. WHITAKER
Ronald C. Whitaker
Chief Executive Officer, President and Director

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/S/ RONALD C. WHITAKER Ronald C. Whitaker	Chief Executive Officer, President and Director (Principal Executive Officer)	June 30, 2006

/S/ CRAIG V. WOLF Craig V. Wolf	Chief Financial Officer and Corporate Secretary (Principal Financial and Accounting Officer)	June 30, 2006

* Richard W. Detweiler	Director	June 30, 2006

* David L. Jaffe	Director	June 30, 2006

* Jonathan O’Herron	Director	June 30, 2006

* Scott Perekslis	Director	June 30, 2006

*By:	CRAIG V. WOLF
	Name:	Craig V. Wolf
	Title:	Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit
1.1*	Form of Underwriting Agreement

2.1*	Hidrover Acquisition LLC Contribution Agreement

3.1*	Amended and Restated Certificate of Incorporation of Hyco International, Inc.

3.2*	Amended and Restated Bylaws of Hyco International, Inc.

4.1*	Form of Common Stock Certificate

4.2**	Stockholders’ Agreement among Hyco International, Inc., Centre Partners Management LLC, Centre Capital Investors II, L.P., Centre Partners Coinvestment, L.P., Centre Capital Offshore Investors II, L.P., Centre Capital Tax-Exempt Investors II, L.P., Centre Parallel Management Partners, L.P., The State Board of Administration of Florida and certain other stockholders named therein, dated June 5, 1998

4.3**	Registration Rights Agreement among Hyco International, Inc., Centre Capital Investors II, L.P., Centre Capital Tax-Exempt Investors II, L.P., Centre Capital Offshore Investors II, L.P., Centre Parallel Management Partners, L.P., Centre Partners Coinvestment, L.P. and The State Board of Administration of Florida, dated June 5, 1998

4.4**	Hyco International, Inc. 1998 Stock Option Plan, effective June 5, 1998

5.1*	Opinion of O’Melveny & Myers LLP

10.1**	Credit Agreement dated December 29, 2004 by and among Hyco Holdings LLC, Hyco Alabama LLC, the Guarantors from time to time party thereto, and Harris Trust and Savings Bank

10.2**	Business Finance Agreement between Hyco Pacoma GmbH and GE Commercial Finance Limited, dated June 21, 2005

10.3**	Business Finance Agreement between Hyco Hengstler Hydraulik GmbH and GE Commercial Finance Limited, dated September 22, 2005

10.4**	Trust Indenture between Hyco Alabama LLC and Regions Bank relating to $3,000,000 Hyco Alabama LLC Revenue Bonds, Series 2000, dated September 1, 2000

10.5**	Trust Indenture between The Industrial Development Board of the City of Arab and Regions Bank, relating to $1,000,000 The Industrial Development Board of the City of Arab Industrial Development Revenue Bonds (Hyco Alabama Project) Series 2000 dated as of September 1, 2000

10.6**	Tax-Exempt Credit Agreement between Hyco Alabama LLC and Regions Bank, dated September 1, 2000

10.7**	Taxable Credit Agreement between Hyco Alabama LLC and Regions Bank, dated September 1, 2000

10.8**	Lease Agreement between The Industrial Development Board of the City of Arab and Hyco Alabama LLC re: Hyco Alabama Project, dated September 1, 2000

10.9**	Lease between Ultra Metal Inc. and Huron Woods Development Corporation, dated September 12, 2000

10.10*	2006 Equity Incentive Plan, to be effective upon the closing of the offering to which this registration statement relates

10.11*	Form of Indemnification Agreement, to be entered into between the registrant and its directors upon the closing of the offering to which this registration statement relates

10.12	First Amendment to Credit Agreement dated April 26, 2005 by and among Hyco Holdings LLC, Hyco Alabama LLC, the Guarantors from time to time party thereto, and Harris Trust and Savings Bank.

10.13*	Employment Agreement between Hyco International, Inc. and Ronald C. Whitaker

10.14*	Employment Agreement between Hyco International, Inc. and Craig V. Wolf

10.15*	Employment Agreement between Hyco International, Inc. and Kurt Wittich

21.1**	List of Subsidiaries of Hyco International, Inc.

23.1	Consent of Deloitte & Touche LLP

23.2*	Consent of O’Melveny & Myers LLP (included in Exhibit 5.1)

24.1**	Powers of Attorney (included on the signature page)

*	To be filed by amendment.
**	Previously filed.